EMERA INCORPORATED
Consolidated
Financial Statements
December 31, 2021 and 2020

MANAGEMENT REPORT
Management's Responsibility for Financial Reporting
The accompanying consolidated financial statements of Emera

Incorporated and the information in this
annual report are the responsibility of management and have

been approved by the Board of Directors
(“Board”).
The consolidated financial statements have been prepared

by management in accordance with United
States Generally Accepted Accounting Principles. When alternative accounting methods exist,
management has chosen those it considers most appropriate

in the circumstances. In preparation of
these consolidated financial statements, estimates are sometimes necessary when transactions affecting
the current accounting period cannot be finalized with

certainty until future periods. Management
represents that such estimates, which have been properly reflected in the accompanying consolidated
financial statements, are based on careful judgments and

are within reasonable limits of materiality.
Management has determined such amounts on a reasonable

basis in order to ensure that the
consolidated financial statements are presented fairly in

all material respects. Management has prepared
the financial information presented elsewhere in the annual report and has ensured that it is consistent
with that in the consolidated financial statements.
Emera Incorporated maintains effective systems

of internal accounting and administrative controls,
consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the
financial information is reliable and accurate, and that

Emera Incorporated's assets are appropriately
accounted for and adequately safeguarded.

The Board is responsible for ensuring that management

fulfils its responsibilities for financial reporting
and is ultimately responsible for reviewing and approving

the consolidated financial statements. The
Board carries out this responsibility principally through its

Audit Committee.
The Audit Committee is appointed by the Board, and its

members are directors who are not officers or
employees of Emera Incorporated. The Audit Committee meets

periodically with management, as well as
with the internal auditors and with the external auditors, to discuss internal controls over the financial
reporting process, auditing matters and financial reporting

issues, to satisfy itself that each party is
properly discharging its responsibilities, and to review the annual report, the consolidated financial
statements and the external auditors' report. The Audit

Committee reports its findings to the Board for
consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee also considers, for review by the Board

and approval by the shareholders, the
appointment of the external auditors.

The consolidated financial statements have been audited

by Ernst & Young

LLP,

the external auditors, in
accordance with Canadian Generally Accepted Auditing Standards and with the standards of the Public
Company Accounting Oversight Board. Ernst & Young

LLP has full and free access to the Audit
Committee.
February 14, 2022
“Scott Balfour” “Gregory Blunden”
President and Chief Executive Officer

Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To
the Shareholders and the Board of Directors of Emera

Incorporated
Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated

Balance Sheets of Emera Incorporated (the
“Company“) as of December 31, 2021 and 2020, the related Consolidated

Statements of Income,
Consolidated Statements of Comprehensive Income,

Consolidated Statements of Changes in Equity and
Consolidated Statements of Cash Flows for the years

then ended, and the related notes (collectively
referred to as the “consolidated financial statements“).

In our opinion, the consolidated financial
statements present fairly,

in all material respects, the consolidated financial position of the Company as of
December 31, 2021 and 2020, and the consolidated results

of its operations and its consolidated cash
flows for each of the two years in the period ended December

31, 2021, in conformity with United States
generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company‘s management. Our
responsibility is to express an opinion on the Company‘s

consolidated financial statements based on our
audits. We are a public accounting firm registered

with the Public Company Accounting Oversight Board
(United States) (“PCAOB”) and are required to be independent with respect to the Company in
accordance with the U.S. federal securities laws and the

applicable rules and regulations of the Securities
and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the

standards of the PCAOB. Those standards require that
we plan and perform the audits to obtain reasonable

assurance about whether the consolidated financial
statements are free of material misstatement, whether

due to error or fraud. The Company is not required
to have, nor were we engaged to perform, an audit of its

internal control over financial reporting. As part
of our audits we are required to obtain an understanding

of internal control over financial reporting but not
for the purpose of expressing an opinion on the effectiveness of the Company's internal control over
financial reporting. Accordingly,

we express no such opinion.

Our audits included

performing procedures to assess the risks of material

misstatement of the
consolidated financial statements, whether due to error

or fraud, and performing procedures that respond
to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and
disclosures in the consolidated financial statements. Our

audits also included evaluating the accounting
principles used and significant estimates made by management,

as well as evaluating the overall
presentation of the consolidated financial statements. We

believe that our audits provide a reasonable
basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters

arising from the current period audit of the
financial statements that were communicated or required to

be communicated to the audit committee and
that: (1) relate to accounts

or disclosures that are material to the financial statements and (2) involved our
especially challenging, subjective or complex judgments.

The communication of critical audit matters
does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we
are not, by communicating the critical audit matters

below, providing

separate opinions on the critical
audit matters or on the accounts or disclosures to which

they relate.

Accounting for the effects of rate regulation
Description of the
Matter
As disclosed in note 7 of the consolidated financial statements,

the
Company has $2.6 billion in regulatory assets and $2.1 billion in regulatory
liabilities. The Company’s rate-regulated subsidiaries

are subject to
regulation by various federal, state and provincial regulatory authorities in
the geographic regions in which they operate. The regulatory rates are
designed to recover the prudently incurred costs of providing the regulated
products or services and provide a reasonable return

on the equity invested
or assets, as applicable. In addition to regulatory assets

and liabilities, rate
regulation impacts multiple financial statement line items,

including
property, plant and

equipment, operating revenues and expenses, income
taxes, and depreciation expense.
Auditing the impact of rate regulation on the Company’s

financial
statements is complex and highly judgmental due to the

significant
judgments made by the Company to support its accounting

and disclosure
for regulatory matters when final regulatory decisions or

orders have not yet
been obtained or when regulatory formulas are complex.

There is also
subjectivity involved in assessing the potential impact

of future regulatory
decisions on the financial statements. Although the Company

expects to
recover costs from customers through rates, there is a

risk that the regulator
will not approve full recovery of the costs incurred. The

Company’s
judgments include making an assessment of the probability

of recovery of
and recovery on costs incurred,

of the disallowance of part of the cost of
recently completed property,

plant and equipment and construction work in
progress, or of the probable refund to customers through future rates.
How We Addressed
the Matter in Our
Audit
We performed audit procedures that included,

amongst others, assessing
the Company’s evaluation of the probability of

future recovery for regulatory
assets, property,

plant and equipment, and refund of regulatory liabilities by obtaining and reviewing relevant regulatory orders, filings,

testimony,
hearings and correspondence, and other publicly available

information. For
regulatory matters for which regulatory decisions or orders

have not yet
been obtained, we inspected the rate-regulated subsidiaries’

filings for any
evidence that might contradict the Company’s assertions,

and reviewed
other regulatory orders, filings and correspondence for

other entities within
the same or similar jurisdictions to assess the likelihood

of recovery in
future rates based on the regulator’s treatment of similar costs under similar
circumstances. We obtained and evaluated an

analysis from the Company
and corroborated that analysis with letters from legal counsel,

when
appropriate, regarding cost recoveries or future changes

in rates. We also
assessed the methodology,

accuracy and completeness of the Company’s
calculations of regulatory asset and liability balances based on provisions
and formulas outlined in rate orders and other correspondence with the
regulators. We evaluated the Company's disclosures

related to the impacts
of rate regulation.
Fair value measurement and disclosure of derivative financial instruments
Description of the
Matter
Held-for-trading (“HFT”) derivative assets of $241 million

and liabilities of
$850 million, disclosed in note 15 to the consolidated financial statements,
are measured at fair value. The Company recognized $138 million in
realized and unrealized losses during the year with respect

to HFT
derivatives.
Auditing the Company’s valuation of HFT derivatives

is complex and highly
judgmental due to the complexity of the contract terms

and valuation

models, and the significant estimation required in determining the fair value
of the contracts. In determining the fair value of HFT

derivatives, significant
assumptions about future economic and market assumptions

with uncertain
outcomes are used, including third-party sourced forward commodity pricing
curves based on illiquid markets, internally developed correlation factors
and basis differentials, the Company’s own

credit risk and discount rates.
These assumptions have a significant impact on the fair

value of the HFT
derivatives.

How We Addressed
the Matter in Our
Audit
We performed audit procedures that included,

amongst others, reviewing
executed contracts and agreements for the identification of

inputs and
assumptions impacting the valuation of derivatives.

With the support of our
valuation specialists, we assessed the methodology and mathematical accuracy of the Company’s valuation models and

compared the commodity
pricing curves, credit metrics and discount rates used by

the Company to
current market and economic data. For the forward commodity

pricing
curves, we compared the Company’s pricing curves

to independently
sourced pricing curves. We also assessed the

methodology and
mathematical accuracy of the Company’s calculations

to develop correlation
factors and basis differentials. In addition, we assessed

whether the fair
value hierarchy disclosures in note 16 to the consolidated financial statements were consistent with the source of the significant inputs and
assumptions used in determining the fair value of derivatives.

/s/ Ernst & Young

LLP
Chartered Professional Accountants
We have served as the Company‘s auditor since

1998.
Halifax, Canada
February 14, 2022

Emera Incorporated
Consolidated Statements of Income

For the Year ended December 31
millions of Canadian dollars (except per share amounts) 2021 2020
Operating revenues

Regulated electric
$

4,665
$

4,442

Regulated gas

1,261

1,034

Non-regulated
(161)

30

Total

operating revenues (note 6)

5,765

5,506
Operating expenses

Regulated fuel for generation and purchased power (notes 17 and 19)

1,763

1,420

Regulated cost of natural gas

472

293

Non-regulated fuel for generation and purchased power
(1)
4

Operating, maintenance and general

1,369

1,419

Provincial, state, and municipal taxes

330

317

Depreciation and amortization

902

881

Impairment charges
-

25

Total

operating expenses

4,835

4,359
Income from operations

930

1,147
Income from equity investments (note 8)

143

149
Other income, net (note 9)

93

708
Interest expense, net

611

679
Income before provision for income taxes

555

1,325
Income tax (recovery) expense (note 10)
(6)

341
Net income

561

984
Non-controlling interest in subsidiaries
1
1
Preferred stock dividends

50

45
Net income attributable to common shareholders $

510
$

938
Weighted average shares of common stock outstanding (in millions) (note 12)

Basic

257

248

Diluted

258

248
Earnings per common share (note 12)

Basic
$

1.98
$

3.78

Diluted
$

1.98
$

3.78
Dividends per common share declared $

2.5750
$

2.4750
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Consolidated Statements of Comprehensive Income

For the Year ended December 31
millions of Canadian dollars 2021 2020
Net income

$

561
$

984
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment
(1)
(42)
(201)
Unrealized gains on net investment hedges
(2) (3)
5

26
Cash flow hedges

Net derivative gains

(4)

18
-

Less: reclassification adjustment for (gains) losses included in income
(1)
2

Net effects of cash flow hedges

17
2
Net change in unrecognized pension and post-retirement benefit obligation
(5)

124
(1)
Other comprehensive income (loss)
(6)

104
(174)
Comprehensive income

665

810
Comprehensive income attributable to non-controlling interest
1
1
Comprehensive Income of Emera Incorporated $

664
$

809
The accompanying notes are an integral part of these consolidated financial statements.
1)

Net of tax expense of $
5

million (2020 - $
1

million recovery) for the year ended December

31, 2021.
2) The Company has designated $
1.2

billion United States dollar denominated Hybrid

Notes as a hedge of the foreign currency
exposure of its net investment in United States

dollar denominated operations.

3)

Net of tax expense of $
1

million (2020 - $
4

million expense) for the year ended December

31, 2021.
4)

Net of tax expense of $
6

million (2020 -
nil ) for the year ended December 31, 2021.
5)

Net of tax expense of $
2

million (2020 - $
1

million recovery) for the year ended December

31, 2021.
6)

Net of tax expense of $
14

million (2020 - $

million expense) for the year ended December

31, 2021.

Emera Incorporated
Consolidated Balance Sheets
As at December 31 December 31
millions of Canadian dollars 2021 2020
Assets
Current assets

Cash and cash equivalents
$

394
$

220

Restricted cash (note 32)

23

34

Inventory (note 14)

538

453

Derivative instruments (notes 15 and 16)

195

73

Regulatory assets (note 7)

253

165

Receivables and other current assets (note 18)

1,733

1,233

3,136

2,178
Property, plant and equipment, net of accumulated depreciation and amortization of $
8,739

and $
8,714
, respectively (note 20)

20,353

19,535
Other assets

Deferred income taxes (note 10)

295

209

Derivative instruments (notes 15 and 16)

106

25

Regulatory assets (note 7)

2,313

1,419

Net investment in direct financing lease (note 19)

462

475

Investments subject to significant influence (note 8)

1,382

1,346

Goodwill (note 22)

5,696

5,720

Other long-term assets

501

327

10,755

9,521
Total assets $

34,244
$

31,234

Emera Incorporated
Consolidated Balance Sheets – Continued
As at

December 31 December 31
millions of Canadian dollars 2021 2020
Liabilities and Equity
Current liabilities

Short-term debt (note 23)
$

1,742
$

1,625

Current portion of long-term debt (note 25)

462

1,382

Accounts payable

1,485

1,148

Derivative instruments (notes 15 and 16)

533

251

Regulatory liabilities (note 7)

290

129

Other current liabilities (note 24)

366

340

4,878

4,875
Long-term liabilities

Long-term debt (note 25)

14,196

12,339

Deferred income taxes (note 10)

1,868

1,629

Derivative instruments (notes 15 and 16)

149

87

Regulatory liabilities (note 7)

1,765

1,832

Pension and post-retirement liabilities (note 21)

370

453

Other long-term liabilities (note 8 and 26)

868

781

19,216

17,121
Equity

Common stock (note 11)

7,242

6,705

Cumulative preferred stock (note 28)

1,422

1,004

Contributed surplus

79

79

Accumulated other comprehensive income (loss) (note 13)

25
(79)

Retained earnings

1,348

1,495

Total

Emera Incorporated equity

10,116

9,204

Non-controlling interest in subsidiaries

(note 29)

34

34

Total

equity

10,150

9,238
Total liabilities and equity $

34,244
$

31,234
Commitments and contingencies (note 27)
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of the Board of Directors
“M. Jacqueline Sheppard”

“Scott Balfour”
Chair of the Board

President and Chief Executive Officer

Emera Incorporated
Consolidated Statements of Cash Flows

For the

Year ended December 31
millions of Canadian dollars 2021 2020
Operating activities
Net income

$

561
$

984
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization

915

899

Income from equity investments, net of dividends
(69)
(76)

Allowance for equity funds used during construction
(61)
(45)

Deferred income taxes, net
(37)

381

Net change in pension and post-retirement liabilities
(23)
(23)

Regulated fuel adjustment mechanism
(166)
(94)

Net change in fair value of derivative instruments

404
(36)

Net change in regulatory assets and liabilities

(176)
(87)

Net change in capitalized transportation capacity
(107)

52

Impairment charges
-

25

Gain on sale, excluding transaction costs
-
(603)

Other operating activities, net

96

43
Changes in non-cash working capital (note 30)
(152)

217
Net cash provided by operating activities

1,185

1,637
Investing activities

Additions to property, plant and equipment
(2,359)
(2,623)

Proceeds from dispositions (note 4)
3

1,401

Other investing activities

24
(2)
Net cash used in investing activities
(2,332)
(1,224)
Financing activities

Change in short-term debt, net
(155)

385

Proceeds from short-term debt with maturities greater than 90 days

640

399

Repayment of short-term debt with maturities greater than 90 days
(377)
(688)

Proceeds from long-term debt, net of issuance costs

2,554

428

Retirement of long-term debt
(1,660)
(513)

Net proceeds (repayments) under committed credit facilities

82
(203)

Issuance of common stock, net of issuance costs

317

285

Issuance of preferred stock, net of issuance costs (note 28)

416
-

Dividends on common stock
(443)
(409)

Dividends on preferred stock
(50)
(45)

Other financing activities

(13)
(11)
Net cash provided by (used in) financing activities

1,311
(372)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash
(1)
(61)
Net increase (decrease) in cash, cash equivalents, restricted cash

163
(20)
Cash, cash equivalents, and restricted cash, beginning of year

254

274
Cash, cash equivalents, and restricted cash, end of year $

417
$

254
Cash, cash equivalents and restricted cash consists of:
Cash $

237
$

220
Short-term investments

157
-
Restricted cash

23

34
Cash, cash equivalents and restricted cash $

417
$

254
Supplementary Information to Consolidated Statements of Cash Flows (note 30)
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Consolidated Statements of Changes in Equity
Accumulated
Other
Comprehensive Non-
Common Preferred Contributed Income Retained Controlling Total

Stock
Stock Surplus (Loss)
(1)
Earnings Interest Equity
millions of Canadian dollars
Balance, December 31, 2020 $

6,705
$

1,004
$

79
$
(79)
$

1,495
$

34
$

9,238
Net income of Emera
incorporated
-
-
-
-

560

1

561
Other comprehensive income,
net of tax expense of $
14

million
-
-
-

104
-
-

104
Dividends declared on preferred
stock (note 28)
-
-
-
-
(50)
-
(50)
Dividends declared on common
stock ($
2.575
0/share)
-
-
-
-
(657)
-
(657)
Issuance of preferred shares,
net of after-tax issuance costs
(note 28)
-

418
-
-
-
-

418
Common stock issued under
purchase plan

235
-
-
-
-
-

235
Issuance of common stock, net
of after-tax issuance costs

284
-
-
-
-
-

284
Senior management stock
options exercised

14
-
-
-
-
-

14
Other

4
-
-
-
-
(1)

3
Balance, December 31, 2021 $

7,242
$

1,422
$

79
$

25
$

1,348
$

34
$

10,150
Balance, December 31, 2019 $

6,216
$

1,004
$

78
$

95
$

1,173
$

35
$

8,601
Net income of Emera Inc
-
-
-
-

983
1

984
Other comprehensive loss, net of
tax expense of $
2

million
-
-
-
(174)
-
-
(174)
Dividends declared on preferred
stock (note 28)
-
-
-
-
(45)
-
(45)
Dividends declared on common
stock ($
2.4750
/share)
-
-
-
-
(609)
-
(609)
Common stock issued under
purchase plan

215
-
-
-
-
-

215
Issuance of common stock, net of
after-tax issuance costs

251
-
-
-
-
-

251
Senior management stock
options exercised

20
-
(1)
-
-
-

19
Adoption of credit losses
accounting standard
-
-
-
-
(7)
(7)
Other
3
-
2
-
-
(2)
3
Balance, December 31, 2020 $

6,705
$

1,004
$

79
$
(79)
$

1,495
$

34
$

9,238
(1) Accumulated Other Comprehensive Income (Loss)

("AOCI") ("AOCL")
The accompanying notes are an integral part of these consolidated financial statements.

Emera Incorporated
Notes to the Consolidated Financial Statements
As at December 31, 2021 and 2020
1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
Emera Incorporated (“Emera” or the “Company”) is an

energy and services company which invests in
electricity generation, transmission and distribution, and

gas transmission and distribution.

At December 31, 2021, Emera’s reportable segments

include the following:

●

Florida Electric Utility,

which consists of Tampa

Electric,

a vertically integrated regulated electric
utility, serving approximately
810,600

customers in West Central Florida;
●

Canadian Electric Utilities, which includes:
●

Nova Scotia Power Inc. (“NSPI”), a vertically integrated regulated electric utility and the
primary electricity supplier in Nova Scotia, serving approximately
536,000

customers; and
●

Emera Newfoundland & Labrador Holdings Inc. (“ENL”),

consisting of two transmission
investments related to an
824

megawatt (“MW”) hydroelectric generating facility at

Muskrat
Falls on the Lower Churchill River in Labrador being developed by Nalcor Energy.

ENL’s two
investments are:
●

a
100

per cent investment in NSP Maritime Link Inc. (“NSPML”),

which developed the
Maritime Link Project, a $
1.8

billion (including AFUDC) transmission project, including
two
170
-kilometre sub-sea cables, connecting the island

of Newfoundland and Nova
Scotia. This project went in service on January 15, 2018;

and
●

a
37.4

per cent investment in the partnership capital of

Labrador-Island Link Limited
Partnership (“LIL”), a $
3.7

billion electricity transmission project in Newfoundland

and
Labrador to enable the transmission of Muskrat Falls energy

between Labrador and
the island of Newfoundland. Construction of the LIL has

been completed and Nalcor
recognized the first flow of energy from Labrador to Newfoundland in June 2018.
Muskrat Falls generators are completed and available fo

r

service and Nalcor is
forecasting it will achieve final commissioning of Muskrat

Falls and LIL in the first half
of 2022. For further details, refer to note 27.
●

Other Electric Utilities, which includes Emera (Caribbean)

Incorporated (“ECI”), a holding company
with regulated electric utilities that include:
●

The Barbados Light & Power Company Limited (“BLPC”),

a vertically integrated regulated
electric utility on the island of Barbados, serving approximately
132,000

customers;

●

Grand Bahama Power Company Limited (“GBPC”), a vertically

integrated regulated electric
utility on Grand Bahama Island, serving approximately
19,000

customers;
●

a
51.9

per cent interest in Dominica Electricity Services

Ltd. (“Domlec”), a vertically integrated
regulated electric utility on the island of Dominica, serving approximately
35,700

customers;
and

●

a
19.5

per cent equity interest in St. Lucia Electricity Services

Limited (“Lucelec”), a vertically
integrated regulated electric utility on the island of St.

Lucia.
On March 24, 2020, Emera completed the sale of Emera

Maine which was previously included in the
Other Electric Utilities segment. Refer to note 4.
●

Gas Utilities and Infrastructure, which includes:
●

Peoples Gas System (“PGS”), a regulated gas distribution utility,

serving approximately
445,000

customers across Florida;

●

New Mexico Gas Company,

Inc. (“NMGC”), a regulated gas distribution utility,

serving
approximately
542,000

customers in New Mexico;

●

SeaCoast Gas Transmission, LLC (“SeaCoast”),

a regulated intrastate natural gas
transmission company offering services in Florida;

●

Emera Brunswick Pipeline Company Limited (“Brunswick

Pipeline”), a
145
-kilometre pipeline
delivering re-gasified liquefied natural gas (“LNG”) from Saint

John, New Brunswick to the
United States border under a
25
-year firm service agreement with Repsol Energy

Canada,
which expires in 2034; and
●

a
12.9

per cent interest in Maritimes & Northeast Pipeline (“M&NP”),

a
1,400
-kilometre
pipeline, that transports natural gas throughout markets

in Atlantic Canada and the
northeastern United States.

●

Emera’s other reportable segment includes investments

in energy-related non-regulated companies
which includes:
●

Emera Energy, which

consists of:
●

Emera Energy Services (“EES”), a physical energy business

that purchases and sells
natural gas and electricity and provides related energy

asset management services;

●

Brooklyn Power Corporation (“Brooklyn Energy”), a
30

MW biomass co-generation
electricity facility in Brooklyn, Nova Scotia; and
●

a
50.0

per cent joint venture interest in Bear Swamp Power

Company LLC (“Bear
Swamp”), a
633

MW pumped storage hydroelectric facility in northwestern
Massachusetts.

●

Emera Reinsurance Limited, a captive insurance company providing insurance and
reinsurance to Emera and certain affiliates;
●

Emera US Finance LP (“Emera Finance”) and TECO Finance,

Inc. (“TECO Finance”),
financing subsidiaries of Emera;
●

Emera Technologies

LLC, a wholly owned technology company focused on finding

ways to
deliver renewables and resilient energy to customers;
●

Emera US Holdings Inc., a wholly owned holding company

for certain of Emera’s assets
located in the United States; and
●

Other investments.
In 2020, the outbreak of COVID-19, resulted in governments

worldwide enacting emergency measures to
combat the spread of the virus. Management considered the

impact of COVID-19 in the Company’s
estimates and results and concluded the financial statements as of and for the year ended December 31,
2021 were not materially impacted.
Basis of Presentation
These consolidated financial statements are prepared

and presented in accordance with United States
Generally Accepted Accounting Principles (“USGAAP”).

In the opinion of management, these
consolidated financial statements include all adjustments

that are of a recurring nature and necessary to
fairly state the financial position of Emera.

All dollar amounts are presented in Canadian dollars, unless otherwise indicated.
Principles of Consolidation
The consolidated financial statements of Emera include

the accounts of Emera Incorporated, its majority-
owned subsidiaries, and a variable interest entity (“VIE”)

in which Emera is the primary beneficiary.

For
further details on VIEs, refer to note 32. Emera uses the

equity method of accounting to record
investments in which the Company has the ability to exercise significant influence, and for VIEs in which
Emera is not the primary beneficiary.

The Company performs ongoing analysis to assess whether

it holds any VIEs or whether any
reconsideration events have arisen with respect to existing

VIEs.
To identify potential VIEs,
management reviews contractual and ownership arrangements

such as leases, long-term purchase
power agreements, tolling contracts, guarantees, jointly

owned facilities and equity investments. VIEs
of which the Company is deemed the primary beneficiary

must be consolidated. The primary
beneficiary of a VIE has both the power to direct the activities of the entity that most significantly
impacts its economic performance and the obligation to

absorb losses of the entity that could
potentially be significant to the entity.

In circumstances where Emera has an investment

in a VIE but
is not deemed the primary beneficiary,

the VIE is accounted for using the equity method.

Intercompany balances and transactions have been eliminated

on consolidation, except for the net profit
on certain transactions between certain non-regulated and regulated entities in accordance with
accounting standards for rate-regulated entities. The net profit on these transactions, which would be
eliminated in the absence of the accounting standards

for rate-regulated entities, is recorded in non-
regulated operating revenues. An offset is recorded

to property, plant

and equipment, regulatory assets,
regulated fuel for generation and purchased power,

or operating, maintenance and general (“OM&G”),
depending on the nature of the transaction.
Use of Management Estimates

The preparation of consolidated financial statements in accordance with USGAAP requires management
to make estimates and assumptions. These may affect

the reported amounts of assets and liabilities at
the date of the financial statements and reported amounts

of revenues and expenses during the reporting
periods. Significant areas requiring the use of management

estimates relate to rate-regulated assets and
liabilities, accumulated reserve for cost of removal, pension and post-retirement benefits, unbilled
revenue, useful lives for depreciable assets, goodwill,

and long-lived assets impairment assessments,
income taxes, asset retirement obligations, and valuation

of financial instruments. Management evaluates
the Company’s estimates on an ongoing basis based

upon historical experience, current and expected
conditions and assumptions believed to be reasonable

at the time the assumption is made, with any
adjustments recognized in income in the year they arise.
Management has analyzed the impact of the COVID-19 pandemic

on its estimates and assumptions and
concluded that no material adjustments were required

for the year ended December 31, 2021.

The extent of the future impact of COVID-19 on the Company’s financial results and business operations
cannot be predicted at this time and will depend on future

developments, including the duration and
severity of the pandemic, timing and effectiveness

of vaccinations, further potential government actions
and future economic activity and energy usage. Actual

results may differ significantly from these
estimates.
Regulatory Matters
Regulatory accounting applies where rates are established

by, or subject to

approval by, an

independent
third-party regulator. The rates

are designed to recover prudently incurred costs of

providing the regulated
products or services and provide an opportunity for a reasonable rate of return on invested capital, as
applicable. For further detail, refer to note 7.
Foreign Currency Translation

Monetary assets and liabilities denominated in foreign

currencies are converted to Canadian dollars at the
rates of exchange prevailing at the balance sheet date. The resulting differences between the translation
at the original transaction date and the balance sheet

date are included in income.

Assets and liabilities of foreign operations whose functional currency is not the Canadian dollar are
translated using the exchange rates in effect at the

balance sheet date and the results of operations

at
the average exchange rate in effect for the

period. The resulting exchange gains and losses on the assets and liabilities are deferred on the balance sheet in AOCI.
The Company designates certain United States dollar

denominated debt held in Canadian dollar
functional currency companies as hedges of net investments

in United States dollar denominated foreign
operations. The change in the carrying amount of these

investments, measured at the exchange rates in
effect at the balance sheet date is recorded in

Other Comprehensive Income (“OCI”).
Revenue Recognition
Regulated Electric Revenue
Electric revenues, including energy charges, demand charges,

basic facilities charges and clauses and
riders, are recognized when obligations under the terms

of a contract are satisfied, which is when
electricity is delivered to customers over time as the customer simultaneously receives and consumes the
benefits of the electricity.

Electric revenues are recognized on an accrual basis and include billed and
unbilled revenues. Revenues related to the sale of electri

city are recognized at rates approved by the
respective regulator and recorded based on metered usage, which occurs on a periodic, systematic
basis, generally monthly or bi-monthly.

At the end of each reporting period, the electricity delivered to
customers, but not billed, is estimated and the corresponding unbilled revenue is recognized. The
Company’s estimate of unbilled revenue at the

end of the reporting period is calculated by estimating the
number of megawatt hours (“MWh”) delivered to customers

at the established rates expected to prevail in
the upcoming billing cycle. This estimate includes assumptions as to the pattern of energy demand,
weather, line losses and inter-period

changes to customer classes.
Regulated Gas Revenue

Gas revenues, including energy charges, demand charges,

basic facilities charges and applicable
clauses and riders, are recognized when obligations under the terms of a contract are satisfied, which is
when gas is delivered to customers over time as the customer simultaneously receives and consumes the
benefits of the gas. Gas revenues are recognized on an

accrual basis and include billed and unbilled
revenues. Revenues related to the distribution and sale

of gas are recognized

at rates approved by the
respective regulator and recorded based on metered usage, which occurs on a periodic, systematic
basis, generally monthly.

At the end of each reporting period, the gas delivered to

customers, but not
billed, is estimated and the corresponding unbilled revenue

is recognized. The Company’s estimate of
unbilled revenue at the end of the reporting period is calculated by estimating the number of therms
delivered to customers at the established rates expected

to prevail in the upcoming billing cycle. This
estimate includes assumptions as to the pattern of usage,

weather, and inter-period

changes to customer
classes.
Non-regulated Revenue

Marketing and trading margins are comprised of Emera

Energy’s corresponding purchases and sales

of
natural gas and electricity,

pipeline capacity costs and energy asset management revenues.

Revenues
are recorded when obligations under terms of a contract

are satisfied and are presented on a net basis,
reflecting the nature of the contractual relationships with

customers and suppliers.
Energy sales are recognized when obligations under the

terms of the contracts are satisfied, which is
when electricity is delivered to customers over time.

Other non-regulated revenues are recorded when obligations

under terms of a contract are satisfied.
Other

Sales, value add, and other taxes, except for gross receipts taxes discussed below, collected

by the
Company concurrent with revenue-producing activities

are excluded from revenue.
Leases
The Company determines whether a contract contains

a lease at inception by evaluating if the contract
conveys the right to control the use of an identified asset for a period of time in exchange for
consideration.

Emera has leases with independent power producers (“IPP”)

and other utilities with annual requirements
to purchase wind and hydro energy over varying contract

lengths that are classified as finance leases.
These finance leases are not recorded on the Company’s

Consolidated Balance Sheets as payments
associated with the leases are variable in nature and there

are no minimum fixed lease payments. Lease
expense associated with these leases is recorded as “Regulated fuel for generation and purchased
power” on the Consolidated Statements of Income.
Operating lease liabilities and right-of-use (“ROU”) assets

are recognized on the Consolidated Balance
Sheets based on the present value of the future minimum lease payments over the lease term at
commencement date. As most of Emera’s leases

do not provide an implicit rate, the incremental
borrowing rate at commencement of the lease is used

in determining the present value of future lease
payments. Lease expense is recognized on a straight-line

basis over the lease term and is recorded as
“Operating, maintenance and general” on the Consolidated

Statements of Income.
Where the Company is the lessor,

a lease is a sales-type lease if certain criteria are met

and the
arrangement transfers control of the underlying asset

to the lessee. For arrangements where the criteria
are met due to the presence of a third-party residual value

guarantee, the lease is a direct financing
lease.

For direct finance leases, a net investment in the lease

is recorded that consists of the sum of the
minimum lease payments and residual value (net of estimated

executory costs and unearned income).
The difference between the gross investment

and the cost of the leased item is recorded as unearned
income at the inception of the lease. Unearned income

is recognized in income over the life of the lease
using a constant rate of interest equal to the internal

rate of return on the lease.

For sales-type leases, the accounting is similar to the accounting for direct finance leases, however the
difference between the fair value and the carrying value

of the leased item is recorded at lease
commencement rather than deferred over the term of the

lease.

Emera has certain contractual agreements that include lease and non-lease components, which management has elected to account for as a single lease component.
Franchise Fees and Gross Receipts
Tampa

Electric and PGS recover from customers certain costs

incurred, on a dollar-for-dollar basis,
through prices approved by the Florida Public Service Commission

(“FPSC”). The amounts included in
customers’ bills for franchise fees and gross receipt taxes

are included as “Regulated electric” and
“Regulated gas” revenues in the Consolidated Statements

of Income. Franchise fees and gross receipt
taxes payable by Tampa

Electric and PGS are included as an expense on the Consolidated

Statements
of Income in “Provincial, state and municipal taxes”.
NMGC is an agent in the collection and payment of franchise

fees and gross receipt taxes and is not
required by a tariff to present the amounts on

a gross basis. Therefore, NMGC’s franchise

fees and gross
receipt taxes are presented net with no line item impact

on the Consolidated Statements of Income.
Property, Plant and

Equipment

Property, plant and

equipment are recorded at original cost, including

allowance for funds used during
construction (“AFUDC”) or capitalized interest, net of contributions received in aid of construction.
The cost of additions, including betterments and replacements of units of property,

plant and equipment,
are included in “Property,

plant and equipment”. When units of regulated property,

plant and equipment
are replaced, renewed or retired, their cost plus removal or disposal costs, less salvage proceeds, is
charged to accumulated depreciation, with no gain or loss

reflected in income. Where a disposition of
non-regulated property,

plant and equipment occurs, gains and losses are

included in income as the
dispositions occur.
The cost of property,

plant and equipment represents the original cost of

materials, contracted services,
direct labour, AFUDC for regulated

property or interest for non-regulated property,

asset retirement
obligations (“ARO”), and overhead attributable to the capital project. Overhead includes corporate costs
such as finance, information technology and labour costs,

along with other costs related to support
functions, employee benefits, insurance, procurement,

and fleet operating and maintenance.
Expenditures for project development are capitalized if

they are expected to have a future economic
benefit.
Normal maintenance projects are expensed as incurred.

Planned major maintenance projects that do not
increase the overall life of the related assets are expensed.

When a major maintenance project increases
the life or value of the underlying asset, the cost is capitalized.

Depreciation is determined by the straight-line method, based on the estimated remaining service lives of
the depreciable assets in each functional class of depreciable property. For some

of Emera’s rate-
regulated subsidiaries, depreciation is calculated using

the group remaining life method, which is applied
to the average investment, adjusted for anticipated costs

of removal less salvage, in functional classes of
depreciable property.

The service lives of regulated assets require

the appropriate regulatory approval.
Intangible assets, which are included in “Property,

plant and equipment,” consist primarily of computer
software and land rights. Amortization is determined

by the straight-line method, based on the estimated
remaining service lives of the asset in each category.

For some of Emera’s rate-regulated subsidiaries,
amortization is calculated using the amortizable life method which is applied to the net book value to date
over the remaining life of those assets. The service lives

of regulated intangible assets require regulatory
approval.
Goodwill
Goodwill is calculated as the excess of the purchase price

of an acquired entity over the estimated fair
values of identifiable assets acquired and liabilities assumed at the acquisition date. Goodwill is carried at
initial cost less any write-down for impairment and is adjusted for the impact of foreign exchange. Under
the applicable accounting guidance, goodwill is subject

to assessment for impairment at the reporting unit
level annually, or if

an event or change in circumstances indicates that the

fair value of a reporting unit
may be below its carrying value. For further detail, refer

to note 22.
Income Taxes and

Investment Tax

Credits

Emera recognizes deferred income tax assets and liabilities

for the future tax consequences of events
that have been included in the financial statements or income tax returns. Deferred income tax assets
and liabilities are determined based on the difference

between the carrying value of assets and liabilities
on the Consolidated Balance Sheets, and their respective

tax bases using enacted tax rates in effect for
the year in which the differences are expected to

reverse. The effect of a change in income tax

rates on
deferred income tax assets and liabilities is recognized

in earnings in the period when the change is
enacted, unless required to be offset to a regulatory

asset or liability by law or by order of the regulator.
Emera recognizes the effect of income tax positions

only when it is more likely than not that they will be
realized. Management reviews all readily available current and historical information, including forward-
looking information, and the

likelihood that deferred tax assets will be recovered from future taxable
income is assessed and assumptions about the expected

timing of the reversal of deferred tax assets and
liabilities are made. If management subsequently determines

that it is likely that some or all of a deferred
income tax asset will not be realized, then a valuation allowance is recorded to reflect the amount of
deferred income tax asset expected to be realized.

Generally, investment

tax credits are recorded as a reduction to income

tax expense in the current or
future periods to the extent that realization of such benefit is more likely than not. Investment tax credits
earned by Tampa

Electric, PGS and NMGC on regulated assets are

deferred and amortized over the
estimated service lives of the related properties, as required by regulatory practices.
Tampa

Electric, PGS, NMGC,

BLPC and Domlec collect income taxes from customers

based on current
and deferred income taxes. NSPI, ENL and Brunswick Pipeline

collect income taxes from customers
based on income tax that is currently payable except for

the deferred income taxes on certain regulatory
balances specifically prescribed by the regulator.

For the balance of regulated deferred income taxes,
NSPI, ENL and Brunswick Pipeline recognize regulatory

assets or liabilities where the deferred income
taxes are expected to be recovered from or returned to

customers in future years. These regulated assets
or liabilities are grossed up using the respective income

tax rate to reflect the income tax associated with
future revenues that are required to fund these deferred

income tax liabilities, and the income tax benefits
associated with reduced revenues resulting from the realization of deferred income tax assets. GBPC is
not subject to income taxes.
Emera classifies interest and penalties associated with unrecognized tax benefits as interest and
operating expense, respectively.

For further information, refer to note 10.
Derivatives and Hedging Activities
The Company manages its exposure to normal operating and

market risks relating to commodity prices,
foreign exchange, interest rates and share prices through

contractual protections with counterparties
where practicable, and by using financial instruments consisting mainly of foreign exchange forwards and
swaps, interest rate options and swaps, equity derivatives,

and coal, oil and gas futures, options, forwards
and swaps. In addition, the Company has contracts for

the physical purchase and sale of natural gas.
These physical and financial contracts are classified as

held-for-trading (“HFT”). Collectively,

these
contracts and financial instruments are considered derivatives.
The Company recognizes the fair value of all its derivatives on its balance sheet, except for non-financial
derivatives that meet the normal purchases and normal sales

(“NPNS”) exception. Physical contracts that
meet the NPNS exception are not recognized on the balance

sheet; these contracts are recognized in
income when they settle. A physical contract generally

qualifies for the NPNS exception if the transaction
is reasonable in relation to the Company’s business

needs, the counterparty owns or controls resources
within the proximity to allow for physical delivery,

the Company intends to receive physical delivery of the
commodity, and the

Company deems the counterparty creditworthy.

The Company continually assesses
contracts designated under the NPNS exception and will discontinue the treatment of these contracts
under this exemption where the criteria are no longer met.

Derivatives qualify for hedge accounting if they meet stringent documentation requirements and can be
proven to effectively hedge the identified risk both

at the inception and over the term of the instrument.
Specifically, for cash

flow hedges, the change in the fair value of derivatives is

deferred to AOCI and
recognized in income in the same period the related hedged

item is realized. Where the documentation or
effectiveness requirements are not met, the derivatives

are recognized at fair value with any changes in
fair value recognized in net income in the reporting period,

unless deferred as a result of regulatory
accounting.
Derivatives entered into by NSPI, NMGC and GBPC that

are documented as economic hedges or for
which the NPNS exception has not been taken, are subject

to regulatory accounting treatment. The
change in fair value of the derivatives is deferred to a

regulatory asset or liability.

The gain or loss is
recognized in the hedged item when the hedged item

is settled. Management believes any gains or
losses resulting from settlement of these derivatives related to fuel for generation and purchased power
will be refunded to or collected from customers in future

rates. Tampa

Electric and PGS have no
derivatives related to hedging as a result of a FPSC approved five-year moratorium on hedging of natural
gas purchases which ends on December 31, 2022. Tampa

Electric’s moratorium on hedging of natural
gas purchases will continue through December 31, 2024,

as a result of Tampa

Electric’s 2021 rate case
settlement agreement.
Derivatives that do not meet any of the above criteria are designated as HFT,

with changes in fair value
normally recorded in net income of the period. The Company

has not elected to designate any derivatives
to be included in the HFT category where another accounting

treatment would apply.
Emera classifies gains and losses on derivatives as a component of fuel for generation and purchased
power, other expenses, inventory,

OM&G and property,

plant and equipment, depending on the nature of
the item being economically hedged. Tran

sportation capacity arising as a result of marketing and

trading
derivative transactions is recognized as an asset in “Receivables and other current assets” and amortized
over the period of the transportation contract term. Cash

flows from derivative activities are presented in
the same category as the item being hedged within

operating or investing activities on the Consolidated
Statements of Cash Flows. Non-hedged derivatives are included in operating cash flows on the
Consolidated Statements of Cash Flows.
Derivatives, as reflected on the Consolidated Balance Sheets,

are not offset by the fair value amounts of
cash collateral with the same counterparty.

Rights to reclaim cash collateral are recognized

in
“Receivables and other current assets” and obligations

to return cash collateral are recognized in
“Accounts payable”.
Cash, Cash Equivalents and Restricted Cash
Cash equivalents consist of highly liquid short-term investments with original maturities of three months or
less at acquisition.
Receivables and Allowance for Credit Losses
Utility customer receivables are recorded at the invoiced amount and do not bear interest. Standard
payment terms for electricity and gas sales are approximately

30 days. A late payment fee may be
assessed on account balances after the due date.

The Company is exposed to credit risk with respect to

amounts receivable from customers. Credit
assessments may be conducted on new customers. Deposits

are requested on accounts in accordance
with the Company’s policy.

The Company also maintains provisions for expected credit losses,

which are
assessed on a regular basis.

Management estimates credit losses related to accounts

receivable after considering historical loss
experience, customer deposits, current events, the characteristics of existing accounts and reasonable
and supportable forecasts that affect the collectability

of the reported amount. Provisions for credit losses
on receivables are expensed to maintain the allowance at a

level considered adequate to cover expected
losses. Receivables are written off against the

allowance when they are deemed uncollectible.
The economic impact of COVID-19 in the service territories

in which Emera operates, has impacted the
aging of customer receivables resulting in higher allowances for credit losses related to customer
receivables, however it has not had a material impact on earnings.
Inventory
Fuel and materials inventories are valued using the weighted

-average cost method. These inventories are
carried at the lower of weighted-average cost or net realizable value, unless evidence indicates that the
weighted-average cost will be recovered in future customer

rates.

Asset Impairment
Long-Lived Assets
Emera assesses whether there has been an impairment

of long-lived assets and intangibles when a
triggering event occurs, such as a significant market disruption or sale of a business.

The assessment involves comparing the undiscounted expected

future cash flows to the carrying value of
the asset. When the undiscounted cash flow analysis indicates a long-lived asset is not recoverable, the
amount of the impairment loss is determined by measuring

the excess of the carrying amount of the long-
lived asset over its estimated fair value. The Company’s

assumptions relating to future results of
operations or other recoverable amounts, are based

on a combination of historical experience,
fundamental economic analysis, observable market activity

and independent market studies. The
Company’s expectations regarding uses and holding

periods of assets are based on internal long-term
budgets and projections, which consider external factors

and market forces, as of the end of each
reporting period. The assumptions made are consistent

with generally accepted industry approaches and
assumptions used for valuation and pricing activities.
Management considered whether the potential impacts

of the COVID-19 pandemic on undiscounted
future cash flows could indicate that long-lived assets

are not recoverable. As at December 31, 2021,
there are no indications of impairment of Emera’s

long-lived assets.
No impairment charges were recognized during the year

ended December 31, 2021. In 2020, impairment
charges of $
25

million ($
26

million after tax) were recognized on certain assets and

recorded in
“Impairment charges” in the Consolidated Statements of Income.

Goodwill

Goodwill is not amortized but is subject to an annual assessment for impairment at the reporting unit level
with interim impairment tests performed when impairment

indicators are present. Reporting units are
generally determined at the operating segment level or one

level below the operating segment level.
Reporting units with similar characteristics are grouped

for the purpose of determining impairment, if any,
of goodwill.

When assessing goodwill for impairment the Company

has the option of first performing a
qualitative assessment to determine whether a quantitative

assessment is necessary.

In performing a
qualitative assessment management considers, among other

factors, macroeconomic conditions, industry
and market considerations and overall financial performance.

If the Company performs the qualitative assessment and

determines that it is more likely than not that its
fair value is less than its carrying amount, or if the Company chooses to bypass the qualitative
assessment, a quantitative test is performed. The quantitative test compares the fair value of the
reporting unit to its carrying amount, including goodwill.

If the carrying amount of the reporting unit
exceeds its fair value, an impairment loss is recorded as

a reduction to goodwill and a charge to operating
expense. Management estimates the fair value of the reporting unit by using the income approach, or a
combination of the income and market approach. The income

approach is applied using a discounted
cash flow analysis which relies on management’s

best estimate of the reporting units’ projected

cash
flows. The analysis includes an estimate of terminal values

based on these expected cash flows using a
methodology which derives a valuation using an assumed

perpetual annuity based on the reporting unit’s
residual cash flows. The discount rate used is a market participant rate based on a peer group of publicly
traded comparable companies and represents the weighted

average cost of capital of comparable
companies. When using the market approach, management

estimates fair value based on comparable
companies and transactions within the utility industry.

Significant assumptions used in estimating the fair
value include discount and growth rates, rate case assumptions,

valuation of the reporting units' net
operating loss (“NOL”), utility sector market performance

and transactions, projected operating and
capital cash flows and the fair value of debt. Adverse changes in assumptions described above could
result in a future material impairment of the goodwill assigned to Emera’s reporting units with goodwill. As
part of the goodwill impairment assessment management considered the potential impacts of the COVID-
19 pandemic on the future earnings of the reporting units.
As of December 31, 2021, $
5.6

billion of Emera’s goodwill was related to TECO

Energy (Tampa

Electric,
PGS and NMGC reporting units). Qualitative assessments

were performed for these reporting units given
the significant excess of fair value over carrying amounts

calculated during the last quantitative test in Q4
2019. Management concluded it was more likely than not that

the fair value of these reporting units
exceeded their respective carrying amounts, including

goodwill. As such, no quantitative testing was
required.
As of December 31, 2021, $
68

million of Emera’s goodwill was related to GBPC.

In Q4 2021, the
Company performed a quantitative impairment assessment

for GBPC as this reporting unit is more
sensitive to changes in assumptions due to limited excess

of fair value over the carrying value. The
assessment estimated that the fair value of the reporting

unit exceeded its carrying value, including
goodwill, by approximately
12

per cent. For further detail, refer to note 22.
Equity Method Investments
The carrying value of investments accounted for under

the equity method are assessed for impairment by
comparing the fair value of these investments to their carrying values, if a fair value assessment was
completed, or by reviewing for the presence of impairment

indicators, including the impact of COVID-19. If
an impairment exists, and it is determined to be other-than-temporary,

a charge is recognized in earnings
equal to the amount the carrying value exceeds the investment’s fair value. No impairment of equity
method investments was required in either 2021 or 2020.
Financial Assets
Equity investments, other than those accounted for under

the equity method of accounting, are measured
at fair value, with changes in fair value recognized in the

Consolidated Statements of Income. Equity
investments that do not have readily determinable fair

values are recorded at cost minus impairment, if
any, plus or minus

changes resulting from observable price changes

in orderly transactions for the
identical or similar investments. No impairment of financial assets was required in either 2021 or 2020.

Asset Retirement Obligations

An ARO is recognized if a legal obligation exists in connection with the future disposal or removal costs
resulting from the permanent retirement, abandonment

or sale of a long-lived asset. A legal obligation
may exist under an existing or enacted law or statute,

written or oral contract, or by legal construction
under the doctrine of promissory estoppel.
An ARO represents the fair value of the estimated cash

flows necessary to discharge the future
obligation, using the Company’s credit adjusted

risk-free rate. The amounts are reduced by actual
expenditures incurred. Estimated future cash flows are based on completed depreciation studies,
remediation reports, prior experience, estimated useful

lives and governmental regulatory requirements.
The present value of the liability is recorded and the carrying amount of the related long-lived asset is
correspondingly increased. The amount capitalized at inception is depreciated in the same manner as the
related long-lived asset. Over time, the liability is accreted to its estimated future value. AROs are
included in “Other long-term liabilities” and accretion

expense is included as part of “Depreciation and
amortization”. Any regulated accretion expense not yet

approved by the regulator is recorded in
“Property, plant and equipment”

and included in the next depreciation study.
Some of the Company’s transmission and distribution

assets may have conditional AROs which are not
recognized in the consolidated financial statements as

the fair value of these obligations could not be
reasonably estimated, given there is insufficient information to do so. A conditional ARO refers to a legal
obligation to perform an asset retirement activity in which

the timing and/or method of settlement are
conditional on a future event that may or may not be

within the control of the entity.

Management
monitors these obligations and a liability is recognized at fair value in the period in which an amount can
be determined.
Cost of Removal
Tampa

Electric, PGS, NMGC and NSPI recognize non-ARO

costs of removal (“COR”) as regulatory
liabilities. The non-ARO COR represent funds received

from customers through depreciation rates to
cover estimated future non-legally required COR of property,

plant and equipment upon retirement. The
companies accrue for COR over the life of the related

assets based on depreciation studies approved by
their respective regulators. The costs are estimated based

on historical experience and future
expectations, including expected timing and estimated

future cash outlays.
Stock-Based Compensation
The Company has several stock-based compensation

plans: a common share option plan for senior
management; an employee common share purchase plan;

a deferred share unit (“DSU”) plan; a
performance share unit (“PSU”) plan; and a restricted

share unit (“RSU”) plan. The Company accounts for
its plans in accordance with the fair value based method of

accounting for stock-based compensation.
Stock-based compensation cost is measured at the grant date,

based on the calculated fair value of the
award, and is recognized as an expense over the employee’s

or director’s requisite service period using
the graded vesting method. Stock-based compensation

plans recognized as liabilities are initially
measured at fair value and re-measured at fair value at

each reporting date, with the change in liability
recognized in income.
Employee Benefits
The costs of the Company’s pension and other

post-retirement benefit programs for employees are
expensed over the periods during which employees render service.

The Company recognizes the funded
status of its defined-benefit and other post-retirement plans on the balance sheet and recognizes
changes in funded status in the year the change occurs.

The Company recognizes the unamortized gains
and losses and past service costs in AOCI or regulatory

assets. The components of net periodic benefit
cost other than the service cost component are included

in “Other income, net” on the Consolidated
Statements of Income.

2. CHANGE IN ACCOUNTING POLICY
The new USGAAP accounting policies that are applicable to,

and adopted by the Company in 2021, are
described as follows:
Accounting for Convertible Instruments and Contracts

in an Entity’s Own Equity

The Company adopted Accounting Standard Update ("ASU") 2020-06, Debt - Debt with Conversion and
Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity
(Subtopic 815-40) effective January 1, 2021 using the modified retrospective approach. The standard simplifies the accounting for convertible debenture debt instruments and convertible preferred stock, in addition to amending disclosure requirements. The standard also updates guidance for the derivative scope exception for contracts in an entity’s own equity and the related earnings per share guidance.
There was no material impact on the consolidated financial statements as a result of the adoption of this standard.
Guaranteed Debt Securities Disclosure Requirements
The Company adopted ASU 2020-09, Debt (Topic 470): Amendments to SEC Paragraphs pursuant to
SEC Release No. 33-10762 effective December 31, 2021. The standard aligns with new SEC rules relating to changes to the disclosure requirements for certain registered debt securities that are guaranteed. The changes include simplifying and focusing the disclosure models, enhancing certain narrative disclosures and permitting the disclosures to be made outside of the financial statements. As a result of adopting this standard, the disclosures related to certain registered debt securities that are guaranteed were amended and removed from the consolidated financial statements and added to
Management’s Discussion & Analysis.
3.

FUTURE ACCOUNTING PRONOUNCEMENTS
The Company considers the applicability and impact of

all ASUs issued by the Financial Accounting
Standards Board (“FASB”). The

ASUs that have been issued by FASB,

but are not yet effective, were
assessed and determined to be either not applicable

to the Company or have an insignificant impact on
the consolidated financial statements.
4.

DISPOSITIONS
On March 24, 2020, Emera completed the sale of
Emera Maine

for a total enterprise value of
approximately $
2.0

billion including cash proceeds of $
1.4

billion, transferred debt and working capital
adjustments. A gain on disposition of $
585

million ($
309

million after tax) net of transaction costs, was
recognized in the Other segment and included in “Other

income” on the Consolidated Statements of
Income.

5.

SEGMENT INFORMATION
Emera manages its reportable segments separately due in part to their different operating, regulatory and geographical environments. Segments are reported based on each subsidiary’s contribution of revenues, net income attributable to common shareholders and total assets, as reported to the Company’s chief operating decision maker.

Emera’s
five

reportable segments are Florida Electric Utility,

Canadian Electric
Utilities, Other Electric Utilities, Gas Utilities and Infrastructure,

and Other.
Florida Canadian Other
Gas Utilities Inter-
Electric Electric Electric and Segment
millions of Canadian dollars Utility Utilities Utilities Infrastructure Other Eliminations Total
For the year ended December 31, 2021

Operating revenues from
external customers (1)
$

2,718
$

1,501
$

445
$

1,276
$
(175)
$

-
$

5,765
Inter-segment revenues
(1)
6
-
-
4

18
(28)

-

Total operating revenues

2,724

1,501

445

1,280
(157)
(28)

5,765
Regulated fuel for generation
and purchased power

894

654

218
-
-
(3)

1,763
Regulated cost of natural gas
-
-
-

472
-
-

472
OM&G

536

291

140

325

93
(16)

1,369
Depreciation and amortization

469

246

58

121
8
-

902
Income from equity investments
-

103
4

20

16
-

143
AFUDC - debt and equity

77
8
-
7
-
-

92
Interest expense, net

138

132

21

51

269
-

611
Internally allocated interest (2)
-
-
-

13
(13)
-
-
Income tax expense (recovery)

72
9
1

62
(150)
-
(6)
Net income (loss) attributable to
common shareholders

462

241

21

198
(412)
-

510
Capital expenditures

1,331

366

111

515
5
-

2,328
As at December 31, 2021
Total assets

17,903

7,418

1,402

6,666

2,034
(1,179)

(3)

34,244
Investments subject to
significant influence
-

1,215

44

123
-
-

1,382
Goodwill

4,436
-

68

1,189
3
-

5,696
(1) All significant inter-company balances and inter-company transactions have been eliminated on consolidation

except for certain
transactions between non-regulated and regulated entities

that have not been eliminated because management

believes the
elimination of these transactions would understate

property, plant and equipment, OM&G expenses, or regulated fuel for generation
and purchased power. Inter-company transactions that have not been eliminated are measured at the amount of

consideration
established and agreed to by the related parties.

Eliminated transactions are included in determining

reportable segments.
(2) Segment net income is reported on a basis

that includes internally allocated financing

costs.
(3) Primarily relates to consolidated deferred tax reclassifications.

Deferred tax assets are reclassified and

netted with deferred tax
liabilities upon consolidation.

Florida Canadian Other
Gas Utilities Inter-
Electric Electric Electric and Segment
millions of Canadian dollars Utility Utilities Utilities Infrastructure Other Eliminations Total
For the year ended December 31, 2020

Operating revenues from
external customers
(1)
$

2,473
$

1,494
$

474
$

1,051
$

14
$

-
$

5,506
Inter-segment revenues
(1)
7
-
-
7

15
(29)

-

Total operating revenues

2,480

1,494

474

1,058

29
(29)

5,506
Regulated fuel for generation
and purchased power

574

659

194
-
-
(7)

1,420
Regulated cost of natural gas
-
-
-

293
-
-

293
OM&G

552

282

151

334

115
(15)

1,419
Depreciation and amortization

455

236

71

111
8
-

881
Income from equity investments
-

96
4

20

29
-

149
AFUDC - debt and equity

54
4
1
9
-
-

68
Interest expense, net

151

139

32

56

301
-

679
Internally allocated interest (2)
-
-
-

13
(13)
-
-
Gain on sale, net of
transactions costs

585

585
Impairment charges
-
-
-
-
(25)
-
(25)
Income tax expense (recovery)

89

17
(8)

51

192
-

341
Net income attributable to
common shareholders

501

221

35

162

19
-

938
Capital expenditures

1,361

338

148

749
4
-

2,600
As at December 31, 2020
Total assets

16,889

6,752

1,365

6,067

1,234
(1,073)

(3)

31,234
Investments subject to
significant influence
-

1,176

41

129
-
-

1,346
Goodwill

4,455
-

68

1,194
3
-

5,720
(1) All significant inter-company balances and inter-company transactions have been eliminated on consolidation

except for certain
transactions between non-regulated and regulated entities

that have not been eliminated because management

believes the
elimination of these transactions would understate

property, plant and equipment, OM&G expenses, or regulated fuel for generation
and purchased power. Inter-company transactions that have not been eliminated are measured at the amount of

consideration
established and agreed to by the related parties.

Eliminated transactions are included in determining

reportable segments.
(2) Segment net income is reported on a basis

that includes internally allocated financing costs.
(3) Primarily relates to consolidated deferred tax reclassifications.

Deferred tax assets are reclassified and

netted with deferred tax
liabilities upon consolidation.
Geographical Information
Revenues
(based on country of origin of the product

or service sold)
For the Year ended December 31
millions of Canadian dollars 2021 2020
United States $

3,754
$

3,522
Canada

1,566

1,569
Barbados

292

263
The Bahamas

110

112
Dominica

43

40
$

5,765
$

5,506
Property Plant and Equipment:
As at

December 31 December 31
millions of Canadian dollars 2021 2020
United States $

14,978
$

14,353
Canada

4,440

4,304
Barbados

535

510
The Bahamas

322

289
Dominica

78

79
$

20,353
$

19,535

6.

REVENUE
The following disaggregates the Company’s revenue

by major source:
Florida Canadian Other Gas Utilities Inter-
Electric Electric Electric and Segment
millions of Canadian dollars Utility Utilities Utilities Infrastructure Other Eliminations Total
For the year ended December 31, 2021

Regulated Electric Revenue
Residential $

1,449
$

797
$

165
$
-
$
-
$
-
$

2,411
Commercial

754

407

232
-
-
-

1,393
Industrial

215

237

26
-
-
-

478
Other electric and regulatory
deferrals

289

27
7
-
-
-

323
Other (1)

17

33

15
1
-
(6)

60

Regulated electric revenue

2,724

1,501

445
1
-
(6)

4,665
Regulated Gas Revenue
Residential
-
-
-

642
-
-

642
Commercial
-
-
-

379
-
-

379
Industrial
-
-
-

65
-
(2)

63
Finance income (2)(3)
-
-
-

58
-
-

58
Other

-

-

-

121
-
(2)

119

Regulated gas revenue
-
-
-

1,265
-
(4)

1,261
Non-Regulated

Marketing and trading margin (4)
-
-
-
-

102
-

102
Energy sales
-
-
-
-

21
(21)
-
Other
-
-
-

14
9
-

23
Mark-to-market (3)
-
-
-
-
(289)
3
(286)

Non-regulated revenue
-
-
-

14
(157)
(18)
(161)
Total operating revenues $

2,724
$

1,501
$

445
$

1,280
$
(157)
$
(28)
$

5,765
(1) Other includes rental revenues, which do not

represent revenue from contracts with customers.
(2) Revenue related to Brunswick Pipeline's service agreement with Repsol Energy Canada.
(3) Revenue which does not represent revenues

from contracts with customers.
(4) Includes gains (losses) on settlement of energy

related derivatives, which do not represent

revenue from contracts with
customers.

Florida Canadian Other Gas Utilities Inter-
Electric Electric Electric and Segment
millions of Canadian dollars Utility Utilities Utilities Infrastructure Other Eliminations Total
For the year ended December 31, 2020

Regulated Electric Revenue
Residential $

1,365
$

806
$

179
$
-
$
-
$
-
$

2,350
Commercial

678

405

233
-
-
-

1,316
Industrial

178

224

32
-
-
-

434
Other electric and regulatory
deferrals

242

31
8
-
-
-

281
Other (1)

17

28

22
1
-
(7)

61

Regulated electric revenue

2,480

1,494

474
1
-
(7)

4,442
Regulated Gas Revenue
Residential
-
-
-

495
-
-

495
Commercial
-
-
-

275
-
-

275
Industrial
-
-
-

54
-
-

54
Finance income (2)(3)
-
-
-

61
-
-

61
Other

-

-

-

156
-
(7)

149

Regulated gas revenue
-
-
-

1,041
-
(7)

1,034
Non-Regulated

Marketing and trading margin (4)
-
-
-
-

38
-

38
Energy sales
-
-
-
-

16
(16)
-
Other
-
-
-

16

21
-

37
Mark-to-market (3)
-
-
-
-
(46)
1
(45)

Non-regulated revenue
-
-
-

16

29
(15)

30
Total operating revenues $

2,480
$

1,494
$

474
$

1,058
$

29
$
(29)
$

5,506
(1) Other includes rental revenues, which do not

represent revenue from contracts with customers.
(2) Revenue related to Brunswick Pipeline's service agreement with Repsol Energy Canada.
(3) Revenue which does not represent revenues

from contracts with customers.
(4) Includes gains (losses) on settlement of energy

related derivatives, which do not represent

revenue from contracts with
customers.
Remaining Performance Obligations
Remaining performance obligations primarily represent

gas transportation contracts, lighting contracts
and long-term steam supply arrangements with fixed contract

terms. As of December 31, 2021, the
aggregate amount of the transaction price allocated to

remaining performance obligations was $
437
million (2020 – $
464

million). This amount includes $
142

million of future performance obligations related
to a gas transportation contract between SeaCoast and PGS

through 2040. This amount excludes
contracts with an original expected length of one year

or less and variable amounts for which Emera
recognizes revenue at the amount to which it has the right

to invoice for services performed. Emera
expects to recognize revenue for the remaining performance

obligations through
2041
.
7. REGULATORY

ASSETS AND LIABILITIES

Regulatory assets represent prudently incurred costs that have been deferred because it is probable they
will be recovered through future rates or tolls collected from customers.

Management believes existing
regulatory assets are probable for recovery either because

the Company received specific approval from
the applicable regulator, or

due to regulatory precedent established for similar circumstanc

es. If
management no longer considers it probable that an asset

will be recovered, the deferred costs are
charged to income.

Regulatory liabilities represent obligations to make refunds to customers or to reduce future revenues for
previous collections. If management no longer considers

it probable that a liability will be settled, the
related amount is recognized in income.
For regulatory assets and liabilities that are amortized, the amortization is as approved by the respective
regulator.

As at December 31 December 31
millions of Canadian dollars

2021 2020
Regulatory assets
Deferred income tax regulatory assets $

1,045
$

887
Tampa

Electric capital cost recovery for early retired assets

657
-
Pension and post-retirement medical plan

291

394
Regulated fuel adjustment mechanism

145
-
NMGC winter event gas cost recovery

117
-
Cost recovery clauses

114

49
Storm restoration regulatory asset

35

41
Environmental remediations

27

28
Stranded cost recovery

26

26
Deferrals related to derivative instruments

23

65
Demand side management ("DSM") deferral

10

15
Unamortized defeasance costs

10

13
Other

66

66
$

2,566
$

1,584
Current $

253
$

165
Long-term

2,313

1,419
Total

regulatory assets

$

2,566
$

1,584
Regulatory liabilities
Deferred income tax regulatory liabilities

863

933
Accumulated reserve - cost of remova
l

819

865
Deferrals related to derivative instruments

241

15
Storm reserve

58

62
Cost recovery clauses

35

31
Self-insurance fund (note 32)

28

28
Regulated fuel adjustment mechanism

-

21
Other

11
6
$

2,055
$

1,961
Current $

290
$

129
Long-term

1,765

1,832
Total

regulatory liabilities
$

2,055
$

1,961
Deferred Income Tax

Regulatory Assets and Liabilities
To

the extent deferred income taxes are expected to be recovered from or returned to customers in future
years, a regulatory asset or liability is recognized as appropriate.

Tampa Electric Capital

Cost Recovery for Early Retired Assets
This regulatory asset is related to the remaining net book

value of Big Bend Power Station Units 1
through 3 and smart meter assets that were retired. The

balance earns a rate of return as permitted by
the FPSC and will be recovered as a separate line item on customer bills for a period of
15 years
. This
recovery mechanism is authorized by and survives the

term of the settlement agreement approved by the
FPSC in 2021. See “Tampa

Electric Big Bend Modernization Project” below for further

information.
Pension and Post-Retirement Medical Plan

This asset is primarily related to the deferred costs of pension and post-retirement benefits at Tam

pa
Electric, PGS and NMGC. It is included in rate base and

earns a rate of return as permitted by the FPSC
and New Mexico Public Regulation Commission (“NMPRC”)

as applicable. It is amortized over the
remaining service life of plan participants.
Regulated Fuel Adjustment Mechanism

This regulated

asset is the difference between actual fuel costs

and amounts recovered from NSPI
customers through electricity rates in a given year,

and deferred to a fuel adjustment mechanism (“FAM”)
regulatory asset or liability and recovered from or returned to customers in a subsequent year.

As
approved on December 6, 2019 as part of NSPI’s

three-year fuel stability plan, differences

between
actual fuel costs and fuel revenues recovered from customers for the years 2020 to 2022, will be
recovered or returned to customers after 2022. The Nova Scotia Utility and Review Board’s (“UARB”)
decision to approve the fuel stability plan directed that

any annual non-fuel revenues above NSPI’s
approved range of ROE are to be applied to the FAM.
NMGC Winter Event Gas Cost Recovery
In February 2021, the State of New Mexico experienced

an extreme cold weather event that resulted in
an incremental $
108

million USD for gas costs above what it would normally

have paid during this period.
NMGC normally recovers gas supply and related costs

through a purchased gas adjustment clause. On
April 16, 2021, NMGC filed a Motion for Extraordinary Relief,

as permitted by the NMPRC rules, to extend
the terms of the repayment of the incremental gas costs

and to recover a carrying charge. On June 15,
2021, the NMPRC approved the recovery of $
108

million USD and related borrowing costs over a period
of 30 months beginning July 1, 2021.

Cost Recovery Clauses

These assets and liabilities are related to Tampa

Electric, PGS and NMGC clauses and riders. They

are
recovered or refunded through cost-recovery mechanisms

approved by the FPSC or NMPRC, as
applicable, on a dollar-for-dollar basis in a subsequent

period.
Storm Restoration Regulatory Asset
This asset represents storm restoration costs, primarily

incurred by GBPC. GBPC maintains insurance for
its generation facilities and, as with most utilities, its transmission and distribution networks are not
covered by commercial insurance.

In January 2020, the Grand Bahama Port Authority (“GBPA”)

approved the recovery of $
15

million USD
of costs related to Hurricane Dorian in 2019, over a five -year period. The recovery was implemented through rates on January 1, 2021.
Restoration costs

associated with Hurricane Matthew in 2016 are being

recovered through an approved
fuel charge. Additional details on the recovery are included under the GBPC section below.

The balance
of the regulatory asset as at December 31, 2021 is $
12

million USD.

Environmental Remediations
This asset is primarily related to PGS costs associated with environmental remediation at Manufactured
Gas Plant sites.

The balance is included in rate base, partially offsetting

the related liability,

and earns a
rate of return as permitted by the FPSC. The timing of recovery is based on a settlement agreement
approved by the FPSC.
Stranded Cost Recovery
Due to the decommissioning of a GBPC steam turbine

in 2012, the GBPA

approved the recovery of a $
21
million USD stranded cost through electricity rates; it is

included in rate base and is expected to be
included in rates in future years.

Deferrals Related to Derivative Instruments

This asset is primarily related to NSPI deferring changes in fair value of derivatives that are documented
as economic hedges or that do not qualify for NPNS

exemption, as a regulatory asset or liability as
approved by its regulator. The

realized gain or loss is recognized when the hedged

item settles in
regulated fuel for generation and purchased power,

inventory, operating,

maintenance or general or
property, plant and equipment,

depending on the nature of the item being economically hedged.

DSM Deferral
The UARB approved implementation of the 2015 DSM deferral set at $35 million in 2015 and recoverable from customers over an 8-year period beginning in 2016.
The UARB directed EfficiencyOne, a franchisee

appointed by the Province of Nova Scotia to provide
NSPI with electricity efficiency and conservation

activities under the
Public Utilities Act , to review
financing options through which EfficiencyOne

would borrow the 2015 deferral amount from

a commercial
lender in order to repay NSPI the amount it expended

on behalf of its customers in 2015. In December
2016, EfficiencyOne secured financing and $
31

million was advanced to NSPI to finance the 2015

DSM
deferral. In February 2017, EfficiencyOne advanced

an additional $
2

million to NSPI. As NSPI collects the
associated amounts from customers over the remaining
three years
, it will repay the balance to
EfficiencyOne. This has been set up as a liability in

“Other long-term liabilities” with the current portion

of
the liability included in “Other current liabilities” on the

Consolidated Balance Sheets.
Unamortized Defeasance Costs
Upon privatization in 1992, NSPI became responsible for

managing a portfolio of defeasance securities
held in trust that provide the principal and interest streams to match the related defeased debt, which as
at December 31, 2021, totalled $
200

million (2020 – $
582

million). The excess of the cost of defeasance
investments over the face value of the related debt is deferred on the balance sheet and amortized over
the life of the defeased debt as permitted by the UARB.
Accumulated Reserve – Cost of Removal (“COR”)
This regulatory liability represents the non-ARO COR reserve in Tampa

Electric, PGS, NMGC and NSPI.
AROs represent the fair value of estimated cash flows

associated with the Company’s legal obligation

to
retire its property,

plant and equipment. Non-ARO COR represent estimated

funds received from
customers through depreciation rates to cover future

COR of property, plant

and equipment value upon
retirement that are not legally required. This reduces rate

base for ratemaking purposes. This liability is
reduced as COR are incurred and increased as depreciation

is recorded for existing assets and as new
assets are put into service.
Storm Reserve
The storm reserve is for hurricanes and other named storms

that cause significant damage to Tampa
Electric and PGS systems. As allowed by the FPSC, if

the charges to the storm reserve exceed the storm
liability, the excess

is to be carried as a regulatory asset. Tampa

Electric and PGS can petition the FPSC
to seek recovery of restoration costs over a 12-month

period, or longer, as determined

by the FPSC, as
well as replenish the reserve. In 2021, 2020 and 2019,

Tampa

Electric incurred storm restoration
preparation costs for multiple hurricanes of approximately $
10

million USD, which was charged to the
storm reserve regulatory liability
.
Regulatory Environments
Florida Electric Utility

Tampa Electric is regulated by the FPSC and is also subject to regulation by the Federal Energy
Regulatory Commission (“FERC”). The FPSC sets rates at a level that allows utilities such as Tampa
Electric to collect total revenues or revenue requirements equal to their cost of providing service, plus an appropriate return on invested capital.
Tampa

Electric’s approved regulated return on equity

(“ROE”) range for 2021 and 2020 was
9.25

per cent
to
11.25

per cent based on an allowed equity capital structure

of
54

per cent. An ROE of
10.25

per cent is
used for the calculation of the return on investments for

clauses.
Beginning in 2022, Tampa

Electric’s
approved regulated ROE range is
9.00

per cent to
11.00

per cent, based on an allowed equity capital
structure of
54

per cent. An ROE of
9.95

per cent will be used for the calculation of the return on
investments for clauses. See below for further detail.
Fuel Recovery
Tampa

Electric has a fuel recovery clause approved by

the FPSC, allowing the opportunity to recover
fluctuating fuel expenses from customers through annual fuel rate adjustments. The FPSC annually
approves cost-recovery rates for purchased power,

capacity, environmental

and conservation costs,
including a return on capital invested. Differences

between the prudently incurred fuel costs and the

cost-
recovery rates and amounts recovered from customers

through electricity rates in a year are deferred to a
regulatory asset or liability and recovered from or returned to customers in a subsequent year.

On January 19, 2022, Tampa

Electric requested a mid-course adjustment to its fuel

and capacity charges
to recover an additional $
169

million USD, effective with April 2022 customer

bills, due to an increase in
fuel commodity and capacity costs. The FPSC is expected

to issue its decision in March 2022.
On July 19, 2021, Tampa

Electric requested a mid-course adjustment of $
83

million USD to its fuel and
capacity charges, effective with September 2021

customer bills, due to an increase in fuel commodity

and
capacity costs in 2021. On August 3, 2021, the FPSC

approved the request to recover the costs during
the months of September through December 2021.
Base rates

On August 6, 2021, Tampa

Electric filed with the FPSC a joint motion for approval of

a settlement
agreement (the “Settlement Agreement”) by Tampa

Electric and the intervenors in relation to its rate case
filed with the FPSC in April 2021. The Settlement Agreement

provides for a projected increase of $
191
million USD in rates annually,

effective with January 2022 bills. This increase

will consist of $
123

million
USD in base rate charges and $
68

million USD to recover the costs of retiring assets

including, Big Bend
coal generation assets Units 1 through 3 and meter assets.

The Settlement Agreement further includes
two subsequent year adjustments of $
90

million USD and $
21

million USD, effective January 2023 and
January 2024, respectively related to the recovery of future investments in the Big Bend Modernization
project and solar generation. The allowed equity in the

capital structure will continue to be
54

per cent
from investor sources of capital. The Settlement Agreement

includes an allowed regulated ROE range of
9.0

per cent to
11.0

per cent with a
9.95

per cent midpoint. It also provides for a
25

basis point increase in
the allowed ROE range and mid-point, and $
10

million USD of additional revenue, if U.S. Treasury

Bond
yields exceed a specific threshold set on the date the

FPSC votes to approve the agreement. Under the
agreement, base rates will not further change from January

1, 2022 through December 31, 2024, unless
Tampa

Electric’s earned ROE were to fall below the

bottom of the range during that time. The Settlement
Agreement contains a provision whereby Tampa

Electric agrees to quantify the future impact

of a change
in tax rates on net operating income through a reduction

or increase in base revenues within 180 days of
when such tax change becomes law or its effective

date. The Settlement Agreement further creates a
mechanism to recover the costs of retiring coal generation

units and meter assets over a period of 15
years which survives the term of that agreement. The

Settlement Agreement sets new depreciation and
dismantlement rates effective January 1, 2022 and

contains the provisions that Tampa

Electric will not
have to file another depreciation study during the term

of the agreement but will file a new depreciation
study no more than one year,

nor less than 90 days, before the filing of its next general base rate
proceeding. Tampa

Electric agreed not to hedge natural gas through the period

ending on December 31,
2024. On October 21, 2021, the FPSC approved the Settlement

Agreement and the final order,

reflecting
such approval, was issued in November 2021.
On April 9, 2019, Tampa

Electric reached a settlement agreement with consumer

parties regarding
eligible storm costs as a result of Hurricane Irma in 2017,

which was approved by the FPSC on May 21,
2019. As a result, Tampa

Electric refunded $
12

million USD to customers in January 2020, resulting in
minimal impact to the Consolidated Statements of Income.
Solar Base Rate Adjustments Included in Base Rates
As of December 31, 2021, Tampa

Electric has invested $
850

million USD in
600

MW of utility-scale solar
photovoltaic projects, which are recoverable through FPSC-approved solar base rate adjustments
(“SoBRAs”). AFUDC is being earned on these projects

during construction. The FPSC has approved
SoBRAs representing a total of
600

MW or $
104

million USD annually in estimated revenue requirements
for in-service projects.

The true-up filing for SoBRAs tranche 1 and 2 revenue

requirement estimates that were included in base
rates as of September 2018 and January 2019, respectively,

was submitted on April 30, 2020, and the
FPSC approved the amount on August 18, 2020. A $
5

million USD true-up was returned to customers in
2020. On October 12, 2021, the FPSC approved the true-up filing for SoBRA tranche 3, included in base
rates as of January 2020. An estimated $
4

million true-up was returned to customers during

2021. The
true-up for SoBRA tranche 4 will be filed in early 2022.
Storm Protection Cost Recovery Clause and Settlement

Agreement

On October 3, 2019, the FPSC issued a rule to implement

a Storm Protection Plan (“SPP”) Cost
Recovery Clause. This clause provides a process for Florida

investor-owned utilities, including Tampa
Electric, to recover transmission and distribution storm hardening costs for incremental activities not
already included in base rates. Tampa

Electric submitted its storm protection plan with

the FPSC on April
10, 2020. On April 27, 2020, Tampa

Electric submitted a settlement agreement with

the FPSC which
specified a $
15

million USD base rate reduction for SPP program costs

previously recovered in base
rates beginning January 1, 2021. On June 9, 2020, the

FPSC approved this settlement agreement. On
August 3, 2020, Tampa

Electric submitted another settlement agreement to the

FPSC for approval,
including cost recovery of approximately $
39

million USD in proposed storm protection project costs

for
2020 and 2021. This cost recovery includes the $
15

million USD of costs removed from base rates. This
settlement agreement was approved on August 10,

2020 and Tampa

Electric’s cost recovery began in
January 2021. The current approved plan will apply for

the years 2020, 2021 and 2022, and
Tampa
Electric will file a new plan in April 2022 to determine cost recovery in 2023, 2024, and 2025.
The June 9, 2020 settlement agreement approved by the

FPSC disclosed above also included approval
of Tampa

Electric’s petition to eliminate its $
16

million USD accumulated amortization reserve surplus

for
intangible software assets through a credit to amortization

expense in 2020.

Big Bend Modernization Project
Tampa

Electric expects to invest approximately $
850

million USD during 2018 through 2023 to modernize
the Big Bend Power Station, of which approximately $
695

million USD has been invested through
December 31, 2021. The modernization project will repower

Big Bend Unit 1 with natural gas combined-
cycle technology and eliminate coal as this unit’s

fuel. As part of the modernization project, Tampa
Electric retired the Unit 1 components that will not be used in the modernized plant in 2020 and Big Bend
Unit 2 in 2021. Tampa

Electric plans to retire Big Bend Unit 3 in 2023 as it

is in the best interest of the
customers from an economic, environmental risk and operationa

l

perspectives.

At December 31, 2021, the balance sheet included $
636

million USD in electric utility plant and $
267
million USD in accumulated depreciation

related to Unit 1 components and Unit 2 and Unit

3 assets. In
accordance with Tampa

Electric’s 2017 settlement agreement approved

by the FPSC, Tampa

Electric
continued to account for its existing investment in Unit 1, 2 and 3 in electric utility plant and depreciate the
assets using the current depreciation rates until December

31, 2021, at which point they were reclassified
to a regulatory asset on the balance sheet.

Tampa

Electric’s Settlement Agreement provides recovery

for the Big Bend Modernization project in two
phases. The first phase is a revenue increase to cover the costs of the assets in service during 2022,
among other items. The remainder of the project costs

will be recovered as part of the 2023 subsequent
year adjustment. The Settlement Agreement also includes

a new charge to recover the remaining costs of
the retiring Big Bend coal generation assets, Units 1

through 3, which will be spread over
15 years

and
will survive the termination of the Settlement Agreement. The special capital recovery schedule for all
three units was applied beginning January 1, 2022.
Canadian Electric Utilities
NSPI
NSPI is a public utility as defined in the Public Utilities Act of Nova Scotia

(“Public Utilities Act”) and is
subject to regulation under the Public Utilities Act by the UARB.

The Public Utilities Act gives the UARB
supervisory powers over NSPI’s operations and

expenditures. Electricity rates for NSPI’s customers

are
also subject to UARB approval.
NSPI is regulated under a cost-of-service model, with rates

set to recover prudently incurred costs of
providing electricity service to customers and provide a

reasonable return to investors. NSPI’s approved
regulated ROE range for 2021 and 2020 was
8.75

per cent to
9.25

per cent based on an actual five
quarter average regulated common equity component

of up to
40

per cent.

NSPI has a FAM, approved

by UARB which enables it to seek recovery of its fuel

costs from customers
through regularly scheduled fuel rate adjustments. Differences between actual fuel costs and amounts
recovered from customers through electricity rates in a

year are deferred to a FAM

regulatory asset or
liability and recovered from or returned to customers

in subsequent years.

NSPI is currently operating under a three -year fuel stability plan which results in an average annual overall rate increase of
1.5

per cent to recover fuel costs for the period of 2020 through

2022. These rates
include recovery of Maritime Link costs.
On January 27, 2022, NSPI filed a General Rate Application

(“GRA”) with the UARB. The GRA proposes
a rate stability plan for 2022 through 2024 which includes average base rate increases of
2.9

per cent per
year and average fuel rate increases pursuant to the FAM

of
0.8

per cent per year on August 1, 2022,
January 1, 2023 and January 1, 2024. The proposed rates

would result in annualized incremental
revenue (base and fuel rates) increases of $
52

million in 2022 ($
21

million related to August 1, 2022
through December 31, 2022), $
54

million in 2023 and $
56

million in 2024. A decision by the UARB is
expected later this year.
The Maritime Link is a $
1.8

billion (including AFUDC) transmission project including two

170-kilometre
sub-sea cables, connecting the island of Newfoundland and

Nova Scotia. The Maritime Link entered
service on January 15, 2018 and NSPI started interim

assessment payments to NSPML at that time. The
UARB approved 2021 interim cost assessment recovery

payment to NSPML was $
172

million (2020 -
$
145

million) and as of December 31, 2021 $
139

million (2020 - $
135

million) has been paid.
The
approved interim cost assessment payments are subject to a holdback of up to $10 million pending UARB agreement that benefits from the Maritime Link are realized for NSPI customers
. For 2021, NSPI has
recorded a $
10

million (2020 - $
4

million) holdback payable to NSPML and NSPML has deferred
collection of $
23

million in depreciation expense in 2021. On January 18,

2022, the UARB directed NSPI
to pay to NSPML

approximately $
10

million of the 2021 holdback.
As part of a three
-year fuel stability plan, electricity rates have been

set to include the $
145

million
approved Maritime Link assessment for 2020 and amounts

of $
164

million and $
162

million for 2021 and
2022, respectively.

Any difference between the amounts included

in the fuel stability plan and those
approved by the UARB through the NSPML interim assessment

application will be addressed through the
FAM.

In response to the delayed timing of energy delivery from the Muskrat Falls project, which is being developed by Nalcor Energy, the approved Maritime Link interim assessment payment in 2019 reflected a reduction in NSPML’s assessment, related to depreciation and amortization expenses. The UARB’s decision to approve NSPI’s 2020 through 2022 fuel stability plan outlined the treatment of the reduced
2019 NSPML assessment of $52 million plus interest. NSPI refunded approximately $40 million plus interest to customers, and the remaining $12 million plus interest will be returned to customers subsequent to 2022.

NSPML
Equity earnings from the Maritime Link are dependent

on the approved ROE and operational
performance of NSPML. NSPML’s

approved regulated ROE range is
8.75

per cent to
9.25

per cent,
based on an actual five-quarter average regulated common

equity component of up to
30

per cent.

Nalcor’s NS Block delivery obligations commenced on August 15,

2021 and delivery will continue over the

next
35

years pursuant to the agreements. On August 9, 2021,

NSPML filed a final capital cost
application with the UARB seeking approval to recover

capital costs associated with the Maritime Link
and approval of NSPML’s

2022 assessment. In December 2021, NSPML obtained

an interim decision
from the UARB approving interim rates beginning January

1, 2022, until receipt of the UARB’s decision
on the application. On February 9, 2022, the UARB issued

its decision relating to the Maritime Link
Project, approving NSPML’s

requested rate base of approximately $
1.8

billion less costs that would not
otherwise have been recoverable if incurred by NSPI.

The UARB also approved approximately $
168
million of NSPML revenue requirement in 2022 subject

to a holdback of $
2

million per month beginning
April 1, 2022 and thereafter

to the end of the year. This

holdback is to be used to fund any replacement
energy costs incurred by NSPI due to a 10 per cent or

greater shortfall in contracted NS Block deliveries
each month and will otherwise be released to NSPML.

NSPML is required to provide the UARB with a
compliance filing by February 16, 2022 which will confirm the impacts of this decision including the
amount of the unrecoverable items which are not expected

to exceed $
10

million (pre-tax).
Other Electric Utilities
The Barbados Light & Power Company Limited

BLPC is regulated by the Fair Trading

Commission (“FTC”),

an independent regulator, under

the Utilities
Regulation (Procedural) Rules 2003. The Government

of Barbados has granted BLPC a franchise to
generate, transmit and distribute electricity on the island

until 2028. In 2019, the Government of Barbados
passed legislation amending the number of licenses required

for the supply of electricity from a single
integrated license which currently exists to multiple licenses for Generation, Transmission and
Distribution, Storage, Dispatch and Sales. In March 2021,

BLPC reached commercial agreement with the
Government of Barbados for each of the license types,

subject to the passage of implementing
legislation. Following a general election called late in 2021 for January 19, 2022, the new licenses are
expected to take effect in 2022 on completion

of the legislative process. The Dispatch license will have

a
term of
5 years

with the remaining licenses having terms ranging from
25
-
30 years
. BLPC anticipates that
any increased costs associated with the implementation

of the new multi-licensed structure will be
recoverable through BLPC’s regulatory framework.

BLPC is currently assessing the full impact of the

new
licenses on its business and working towards the successful

implementation of the licenses.
BLPC is regulated under a cost-of-service model, with

rates set to recover prudently incurred costs of
providing electricity service to customers and provide an

appropriate return to investors. BLPC’s
approved regulated return on rate base was
10

per cent for 2021 and 2020.
BLPC has a fuel pass-through mechanism which provides

the opportunity to recover all prudently
incurred fuel costs from customers in a timely manner.

The approved calculation of the fuel charge is
adjusted monthly and reported to the regulator.
On October 4, 2021 BLPC submitted a general rate review

application to the FTC. The application seeks
a rate adjustment and the implementation of a cost reflective rate structure that will facilitate the changes
expected in the newly reformed electricity market and the

country’s transition towards 100 per cent
renewable energy generation. The application seeks

recovery of capital investment in plant, equipment
and related infrastructure and results in an increase in

annual non-fuel revenue of approximately $
23
million USD upon approval. The application includes a

request for allowed regulatory ROE of
12.50

per
cent on an allowed equity capital structure of
65

per cent. A decision is expected from the FTC in the
second half of 2022.

On October 21, 2021 the FTC approved BLPC’s application

to implement a fuel hedging program which
will be incorporated into the calculation of the fuel clause adjustment. On November 10, 2021 BLPC
requested the FTC review the required
50
/50 cost sharing arrangement between BLPC and customers

in
relation to the hedging administrative costs, or any gains

and losses associated with the hedging
program. A decision is expected from the FTC in the first

half of 2022.

In December 2018, the Government of Barbados signed the
Income Tax

Amendment Act

into law. This
legislation, which was effective January 1, 2019,

created a new corporate income tax rate schedule and
eliminated certain tax credits. At the date of enactment, BLPC was required to remeasure its deferred
income tax liability at the new lower corporate income tax

rate, resulting in recognition of an income tax
recovery of $
10

million USD of which $
7

million USD was deferred as a regulatory

liability, all of which
was recognized in earnings in Q1 2020.

Grand Bahama Power Company Limited
GBPC is regulated by the GBPA.

The GBPA

has granted GBPC a licensed, regulated and exclusive
franchise to produce, transmit and distribute electricity

on the island until 2054. There is a fuel pass-
through mechanism and tariff review policy

with new rates submitted every three years. GBPC’s

approved
regulated return on rate base was
8.37

per cent for 2021 (2020 -
8.34

per cent).

On January 14, 2022, the GBPA

issued its decision on GBPC’s application

for rate review that was filed
with the GBPA on

September 23, 2021. The decision, which becomes

effective April 1, 2022, allows for
an increase in revenues of $
3.5

million USD. The new rates include a regulatory ROE

of
12.84

per cent.
In 2017, as part of the recovery of costs incurred as a

result of Hurricane Matthew,

the GBPA approved

a
fixed per kWh fuel charge and allowed the difference

between this and the actual cost of fuel to be
applied to the Hurricane Matthew regulatory asset. In

September 2021, GBPC filed an application for rate
review with the GBPA.

As part of its decision issued January 14, 2022

and effective April 1, 2022, the
GBPA approved

the continued amortization of the remaining regulatory

asset over the three year period
ending December 31, 2024.
Dominica Electricity Services Ltd
Domlec is regulated by the Independent Regulatory Commission,

Dominica. On October 7, 2013, the
Independent Regulatory Commission, Dominica issued

a Transmission, Distribution & Supply

License
and a Generation License, both of which came into effect

on January 1, 2014, for a period of
25
years. Domlec’s approved allowable regulated return

on rate base was
15

per cent for 2021 and 2020.
Domlec has a fuel pass-through mechanism which provides

opportunity to recover substantially all
prudently incurred fuel costs in a timely manner.
Gas Utilities and Infrastructure
PGS
PGS is regulated by the FPSC. The FPSC sets rates at

a level that allows utilities such as PGS to collect
total revenues or revenue requirements equal to their

cost of providing service, plus an appropriate return
on invested capital.
PGS’s approved ROE range for 2021 was
8.9

per cent to
11.0

per cent with a
9.9

per cent midpoint,
based on an allowed equity capital structure of
54.7

per cent. PGS’s approved ROE range for

2020 was
9.25

per cent to
11.75

per cent, based on an allowed equity capital structure

of
54.7

per cent. An ROE of
10.75

per cent was used for the calculation of return on

investments for clauses.

PGS recovers the costs it pays for gas supply and

interstate transportation for system supply through its
purchased gas adjustment clause. This clause is designed to

recover actual costs incurred by PGS for
purchased gas, gas storage services, interstate pipeline capacity,

and other related items associated with
the purchase, distribution, and sale of natural gas to its

customers. These charges may be adjusted
monthly based on a cap approved annually by the FPSC.
The FPSC annually approves cost-recovery rates

for conservation costs and Cast Iron/Bare Steel Pipe
Replacement costs, including a return on capital invested

incurred in developing and implementing
energy conservation programs. The Cast Iron/Bare Steel

Pipe Replacement clause is to recover the cost
of accelerating the replacement of cast iron and bare

steel distribution lines in the PGS system. The
FPSC approved a replacement program of approximately
5

per cent, or
800

kilometres, of the PGS
system at a cost of approximately $
80

million USD over a
10
-year period beginning in 2013. In February
2017, the FPSC approved an amendment to the cast iron

bare steel rider to include certain plastic
materials and pipe deemed obsolete by Pipeline and Hazardous

Materials Safety Administration, totaling
approximately
880

kilometres. PGS estimates that the majority of cast

iron and bare steel pipe will be
removed from its system by the end of 2022, with the replacement of obsolete plastic pipe continuing until
2028 under the rider.
On November 19, 2020, the FPSC approved a settlement agreement filed by PGS.

The settlement
agreement allows for an increase to base rates by $
58

million USD annually effective January 1 2021,
which is a $
34

million USD increase in revenue and $
24

million USD increase of revenues previously
recovered through the cast iron and bare steel replacement

rider. It provides

PGS the ability to reverse a
total of $
34

million USD of accumulated depreciation through

2023. PGS has not reversed any of this
accumulated depreciation to date. In addition, the agreement sets new depreciation rates effective
January 1, 2021. Under the agreement base rates are

frozen from January 1, 2021 to December 31,
2023, unless its earned ROE were to fall below
8.9

per cent before that time with an allowed equity in the
capital structure of
54.7

per cent from investor sources of capital. The settlement

agreement provides for
the deferral of income taxes as a result of changes in

tax laws. The changes would be reflected as

a
regulatory asset or liability and either result in an increase or a decrease in customer rates through a
subsequent regulatory process.
NMGC
NMGC is subject to regulation by the NMPRC. The NMPRC

sets rates at a level that allows NMGC to
collect total revenues equal to its cost of providing

service, plus an appropriate return on invested

capital.

NMGC’s approved ROE for 2021 was
9.375

per cent on an allowed equity capital structure of
52

per cent.
The approved ROE for 2020 was
9.10

per cent on an allowed capital structure of
52

per cent.

NMGC recovers gas supply costs through a purchased

gas adjustment clause (“PGAC”). This clause
recovers NMGC’s actual costs for purchased gas, gas

storage services, interstate pipeline capacity,

and
other related items associated with the purchase, transmi

ssion, distribution, and sale of natural gas to its
customers. On a monthly basis, NMGC can adjust the

charges based on the next month’s expected cost
of gas and any prior month under-recovery or over-recovery.

The NMPRC requires that NMGC annually
file a reconciliation of the PGAC period costs and recoveries.

NMGC must file a PGAC Continuation Filing
with the NMPRC every four years to establish that the

continued use of the PGAC is reasonable and
necessary. In December

2020, NMGC received approval of its PGAC Continuation

Filing for the four-year
period ending December 2024.
In February 2021, the State of New Mexico experienced

an extreme cold weather event that resulted in
an incremental $
108

million USD for gas costs above what it would normally

have paid during this period.
On June 15, 2021, the NMPRC approved the recovery

over a period of
30

months beginning July 1,
2021. For more information, refer to the “NMGC Winter

Event Gas Cost Recovery” section above.

On December 16, 2020, the NMPRC approved a settlement

agreement for new rates that became
effective on January 1, 2021. The new rates reflect

the recovery of capital investment in pipelines and
related infrastructure and resulted in an increase in revenue of approximately $
5

million USD annually.

On December 13, 2021, NMGC filed a rate case with

the NMPRC for new rates to become effective
January 2023. NMGC requested a $
41

million increase in annual base revenues primarily

as a result of
increased operating costs and capital investments in pipelines and related infrastructure. A decision from
the NMPRC is expected by the end of 2022.
Brunswick Pipeline

Brunswick Pipeline is a
145
-kilometre pipeline delivering natural gas from the Canaport™

LNG import
terminal near Saint John, New Brunswick to markets in

the northeastern United States. Brunswick
Pipeline entered into a
25
-year firm service agreement commencing in July

2009 with Repsol Energy
Canada. The agreement provides for a predetermined

toll increase in the fifth and fifteenth year of the
contract. The pipeline is considered

a Group II pipeline regulated by the Canada Energy Regulator
(“CER”). The CER Gas Transportation Tariff

is filed by Brunswick Pipeline in compliance with the
requirements of the CER Act

and sets forth the terms and conditions of the transportation rendered by
Brunswick Pipeline.
8.

INVESTMENTS SUBJECT TO SIGNIFICANT INFLUENCE AND EQUITY INCOME
Equity Income Percentage
Carrying Value For the year ended of
As at December 31 December 31 Ownership
millions of Canadian dollars 2021 2020 2021 2020 2021
LIL
(1)
$

682
$

629
$

54
$

49

37.4
NSPML

533

547

49

47

100.0
M&NP

(2)

123

129

20

20

12.9
Lucelec
(2)

44

41
4
4

19.5
Bear Swamp

(3)
-
-

16

29

50.0
$

1,382
$

1,346
$

143
$

149
(1) Emera indirectly owns
100

per cent of the Class B units, which comprises
24.9

per cent of the total units issued. Percentage
ownership in LIL is subject to change, based on

the balance of capital investments required

from Emera and Nalcor Energy to
complete construction of the LIL. Emera’s ultimate percentage investment in LIL will be determined upon

final costing of

all transmission projects related to the Muskrat

Falls development, including the LIL, Labrador

Transmission Assets and Maritime
Link Projects, such that Emera’s total investment in the Maritime

Link and LIL will equal
49

per cent of the cost of all of these
transmission developments.
(2) Although Emera’s ownership percentage of these entities

is relatively low, it is considered to have significant influence over the operating and financial decisions of these companies

through Board representation. Therefore, Emera

records its investment in
these entities using the equity method.

(3) The investment balance in Bear Swamp is

in a credit position primarily as a result

of a $
179

million distribution received in 2015.
Bear Swamp's credit investment balance of $
104

million (2020 – $
118

million) is recorded in Other long-term liabilities

on the
Consolidated Balance Sheets.

Equity investments include a $
8

million difference between the cost and the

underlying fair value of the
investees' assets as at the date of acquisition. The excess

is attributable to goodwill.

Emera accounts for its variable interest investment in

NSPML as an equity investment (note 32).
NSPML's consolidated summarized balance sheets are illustrated as follows:
As at December 31
millions of Canadian dollars 2021 2020
Balance Sheets
Current assets $

25
$

57
Property, plant and equipment

1,587

1,629
Regulatory assets

247

210
Non-current assets

31

32
Total

assets
$

1,890
$

1,928
Current liabilities $

50
$

56
Long-term debt
(1)

1,189

1,228
Non-current liabilities

118

97
Equity

533

547
Total

liabilities and equity
$

1,890
$

1,928
(1) The project debt has been guaranteed

by the Government of Canada.
9.

OTHER INCOME, NET
Other income, net consisted of the following:
For the Year ended December 31
millions of Canadian dollars 2021 2020
Allowance for equity funds used during construction $

61
$

45
Gain on sale of Emera Maine, net of transaction costs

(1)
-

585
TECO Guatemala Holdings award
(2)
-

49
Other

32

29
$

93
$

708
(1) Refer to note 4 for further detail related to

the gain on sale of Emera Maine.
(2) Refer to note 27 for further detail related

to the TECO Guatemala Holdings award.
10.

INCOME TAXES

The income tax provision, for the years ended December

31, differs from that computed using the
enacted combined Canadian federal and provincial statutory

income tax rate for the following reasons:
millions of Canadian dollars 2021 2020
Income before provision for income taxes $

555
$

1,325
Statutory income tax rate
29.0%
29.5%
Income taxes, at statutory income tax rate

161

391
Additional impact from the sale of Emera Maine
-

102
Deferred income taxes on regulated income recorded as regulatory assets and regulatory liabilities
(62)
(48)
Foreign tax rate variance
(42)
(45)
Amortization of deferred income tax regulatory liabilities
(33)
(44)
Tax

effect of equity earnings
(16)
(15)
Tax

credits
(13)
(12)
Revaluation of deferred income taxes due to change in Nova Scotia tax rate
-

12
Other
(1)
-
Income tax (recovery) expense

$
(6)
$

341
Effective income tax rate
(1%)
26%
The change in the effective income tax rate was

primarily due to decreased income before provision

for
income taxes and the additional impact from the sale

of Emera Maine in 2020.

On March 10, 2020, Bill 243 of the Nova Scotia Financial

Measures (2020) Act was enacted, which
included a reduction in the Nova Scotia provincial corporate income tax rate. As a result, the Company's
combined Canadian federal and provincial statutory income tax rate was reduced from
31

per cent to
29.5
per cent for 2020, and further reduced to
29

per cent for 2021 onward.
As a result of the change in tax rate in 2020, the Company

recorded a reduction of $
52

million to its net
deferred income tax liabilities and an offsetting

reduction to its net deferred income tax regulatory

asset,
as the benefit of lower net deferred income tax liabilities

is expected to be returned to customers in future
years. The Company also recognized a $
12

million income tax expense as a result of the revaluation

of
certain net deferred income tax assets.
On March 27, 2020, the United States Coronavirus Aid,

Relief, and Economic Security (CARES) Act (“the
CARES Act”) was signed into law.

Under the CARES Act, companies can accelerate

the refund of
alternative minimum tax (“AMT”) credit carryforwards.

As a result, the Company received the balance of
its $
145

million of refundable AMT credit carryforwards

in 2020. The Company has not had any other
material impacts from the CARES Act.
The following table reflects the composition of taxes on

income from continuing operations presented in
the Consolidated Statements of Income for the years ended

December 31:
millions of Canadian dollars 2021 2020
Current income taxes

Canada
$

20
$

18

United States

11
(58)
Deferred income taxes

Canada
(33)

20

United States

118

426

Other
2
(9)
Investment tax credits

United States
(11)
(10)
Operating loss carryforwards

Canada
(64)
(46)

United States
(49)
-
Income tax (recovery) expense

$
(6)
$

341
The following table reflects the composition of income

before provision for income taxes presented in the
Consolidated Statements of Income for the years ended

December 31:
millions of Canadian dollars 2021 2020

Canada
$

244
$

176

United States

289

1,142

Other

22
7
Income before provision for income taxes $

555
$

1,325

The deferred income tax assets and liabilities presented in

the Consolidated Balance Sheets as at
December 31 consisted of the following:
millions of Canadian dollars 2021 2020
Deferred income tax assets:
Tax

loss carryforwards
$

873
$

724
Tax

credit carryforwards

375

319
Derivative instruments

188

108
Regulatory liabilities - cost of removal

170

184
Other

434

375
Total

deferred income tax assets before valuation allowance

2,040

1,710
Valuation allowance
(256)
(202)
Total

deferred income tax assets after valuation allowance
$

1,784
$

1,508
Deferred income tax (liabilities):
Property, plant and equipment $
(2,622)
$
(2,450)
Derivative instruments
(197)
(93)
Other
(538)
(385)
Total

deferred income tax liabilities

$
(3,357)
$
(2,928)
Consolidated Balance Sheets presentation:
Long-term deferred income tax assets $

295
$

209
Long-term deferred income tax liabilities
(1,868)
(1,629)
Net deferred income tax liabilities $
(1,573)
$
(1,420)
Considering all evidence regarding the utilization of the Company’s deferred income tax assets, it has
been determined that Emera is more likely than not to realize all recorded deferred income tax assets,
except for certain loss carryforwards and unrealized capital losses on investments. A valuation allowance
of $
256

million has been recorded as at December 31, 2021 (2020

- $
202

million) related to the loss
carryforwards and investments.
The Company intends to indefinitely reinvest earnings

from certain foreign operations. Accordingly,

$
2.9
billion as at December 31, 2021 (2020 - $
2.7

billion) in cumulative temporary differences

for which
deferred taxes might otherwise be required, have not

been recognized. It is impractical to estimate the
amount of income and withholding tax that might be payable

if a reversal of temporary differences
occurred.
Emera’s net operating loss (“NOL”), capital loss

and tax credit carryforwards and their expiration periods
as at December 31, 2021 consisted of the following:
Subject to
Tax Valuation Net Tax Expiration
millions of Canadian dollars Carryforwards Allowance Carryforwards Period
Canada

NOL
$

1,776
$
(791)
$

985
2026 - 2041

Capital loss

75
(75)
-
Indefinite
United States

Federal NOL
$

1,521
$
-
$

1,521
2032 - Indefinite

State NOL

817
-

817
2032 - Indefinite

Tax credit

375
-

375
2025 - 2041
Other

NOL
$

52
$
(38)
$

14
2022 - 2028
The following table provides details of the change in unrecognized tax benefits for the years ended
December 31 as follows:

millions of Canadian dollars 2021 2020
Balance, January 1 $

30
$

29
Increases due to tax positions related to current year
4
1
Increases due to tax positions related to a prior year
1
2
Decreases due to tax positions related to a prior year
(1)
(2)
Decreases due to settlement with tax authorities
(6)
-
Balance, December 31 $

28
$

30
The total amount of unrecognized tax benefits as at December

31, 2021 was $
28

million (2020 - $
30
million), which would affect the effective

tax rate if recognized. The total amount of accrued interest with
respect to unrecognized tax benefits was $
6

million (2020 - $
6

million) with nil interest expense
recognized in the Consolidated Statements of Income

(2020 - $
1

million).
No

penalties have been
accrued. The balance of unrecognized tax benefits could

change in the next 12 months as a result of
resolving Canada Revenue Agency (“CRA”) and Internal Revenue

Service audits. A reasonable estimate
of any change cannot be made at this time.
NSPI and the CRA are currently in a dispute with respect

to the timing of certain tax deductions for
NSPI’s 2006 through 2010 taxation years. The ultimate

permissibility of the tax deductions is not in
dispute; rather, it is the timing

of those deductions. The cumulative net amount in

dispute to date is $
62
million, including interest. NSPI has prepaid $
23

million of the amount in dispute, as required by CRA.
On November 29, 2019, NSPI filed a Notice of Appeal

with the Tax

Court of Canada with respect to its
dispute. Should NSPI be successful in defending its position,

all payments including applicable interest
will be refunded. If NSPI is unsuccessful in defending

any portion of its position, the resulting taxes and
applicable interest will be deducted from amounts previously paid, with the excess, if any,

owing to CRA.
The related tax deductions will be available in subsequent years.
Should NSPI be similarly reassessed by the CRA for years

not currently in dispute, further payments will
be required; however, the

ultimate permissibility of these deductions would be

similarly not in dispute.
NSPI and its advisors believe that NSPI has reported

its tax position appropriately.

NSPI continues to
assess its options to resolving the dispute; however,

the outcome of the Appeal process is not
determinable at this time.
Emera files a Canadian federal income tax return, which includes its Nova Scotia and New Brunswick
provincial income tax. Emera’s subsidiaries file

Canadian, US, Barbados, St. Lucia and Dominica income
tax returns. As at December 31, 2021, the Company’s

tax years still open to examination by taxing
authorities include 2005 and subsequent years.

11.

COMMON STOCK
Authorized
:

Unlimited number of non-par value common shares.
2021 2020
Issued and outstanding:
millions
of shares

millions of
Canadian
dollars
millions of
shares

millions of
Canadian
dollars
Balance, December 31, 2020

251.43
$

6,705

242.48
$

6,216
Issuance of common stock
(1)(2)

4.99

284

4.54

251
Issued under Purchase Plans at market rate

4.32

239

3.99

219
Discount on shares purchased under Dividend Reinvestment Plan
-
(4)
-
(4)
Options exercised under senior management share option plan

0.33

14

0.42

20
Employee Share Purchase Plan
-
4
-
3
Balance, December 31, 2021

261.07
$

7,242

251.43
$

6,705
(1) As at December 31, 2020, a total of
4,544,025

common shares were issued under Emera's at-the-market

program "(ATM program)"
at an average price of $
56.04

per share for gross proceeds of $
255

million ($
251

million net of issuance costs).
(2) For the year ended December 31, 2021,
4,987,123

common shares were issued under Emera's ATM program at an average price
of $
57.63

per share for gross proceeds of $
287

million ($
284

million net of after-tax issuance costs).
On August 12, 2021, Emera renewed its ATM

Program that allows the Company to issue up to $
600
million of common shares from treasury to the public from

time to time, at the Company's discretion, at
the prevailing market price. The ATM

Program was renewed pursuant to a prospectus supplement

to the
Company's short form base shelf prospectus dated August

5, 2021. The ATM

program is expected to
remain in effect until September 5, 2023. As at

December 31, 2021, an aggregate gross sales limit of
$
457

million remains available for issuance under the ATM

program.
As at December 31, 2021, the following common shares

were reserved for issuance:
6.2

million (2020 –
3.5

million) under the senior management stock option

plan,
3.1

million (2020 –
3.5

million) under the
employee common share purchase plan and
14.2

million (2020 –
5.1

million) under the dividend
reinvestment plan (“DRIP”).

The issuance of common shares under the common share compensation arrangements does not allow
the plans to exceed
10

per cent of Emera's outstanding common shares. As at

December 31, 2021,
Emera is in compliance with this requirement.

12.

EARNINGS PER SHARE
Basic earnings per share (“EPS”) is determined by dividing

net income attributable to common
shareholders by the weighted average number of common shares and DSUs outstanding during the
period. Diluted EPS is computed by dividing net income

attributable to common shareholders by the
weighted average number of common shares and DSUs

outstanding during the period, adjusted for the
exercise and/or conversion of all potentially dilutive securities.

Such dilutive items include Company
contributions to the senior management stock option plan, convertible debentures and shares issued
under the dividend reinvestment plan.

The following table reconciles the computation of basic

and diluted earnings per share:
For the Year ended December 31
millions of Canadian dollars (except per share amounts) 2021 2020
Numerator
Net income attributable to common shareholders $

510.5
$

937.6
Diluted numerator

510.5

937.6
Denominator
Weighted average shares of common stock outstanding

255.9

246.5
Weighted average deferred share units outstanding

1.3

1.3
Weighted average shares of common stock outstanding – basic

257.2

247.8
Stock-based compensation

0.4

0.4
Weighted average shares of common stock outstanding – diluted

257.6

248.2
Earnings per common share
Basic

$

1.98
$

3.78
Diluted $

1.98
$

3.78
13.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income

are as follows:
millions of Canadian dollars
Unrealized
(loss) gain on
translation of
self-sustaining
foreign
operations
Net change in
net investment
hedges
(Losses)
gains on
derivatives
recognized as
cash flow
hedges
Net change
on available-
for-sale
investments
Net change in
unrecognized
pension and
post-retirement
benefit costs
Total

AOCI
For the year ended December 31, 2021
Balance, January 1, 2021 $

52
$

30
$
1
$
(1)
$
(161)
$
(79)
Other comprehensive
income (loss) before
reclassifications
(42)
5

18
-
-
(19)
Amounts reclassified from
accumulated other
comprehensive income
(loss)

-
-
(1)
-

124

123
Net current period other
comprehensive income
(loss)
(42)
5

17
-

124

104
Balance, December 31,
2021
$

10
$

35
$

18
$
(1)
$
(37)
$

25
For the year ended December 31, 2020
Balance, January 1, 2020 $

253
$
4
$
(1)
$
(1)
$
(160)
$

95
Other comprehensive
income (loss) before
reclassifications
(201)

26
-
-
-
(175)
Amounts reclassified from
accumulated other
comprehensive income
(loss)

-
-
2
-
(1)
1
Net current period other
comprehensive income
(loss)
(201)

26
2
-
(1)
(174)
Balance, December 31,
2020
$

52
$

30
$
1
$
(1)
$
(161)
$
(79)

The reclassifications out of accumulated other comprehensive income (loss) are as follows:
For the Year ended December 31
millions of Canadian dollars 2021 2020
Affected line item in the Consolidated Financial Statements
(Gains) Losses on derivatives recognized as cash flow hedges

Foreign exchange forwards
Operating revenue – regulated $
-
$
2

Interest rate hedge
Interest expense, net
(1)
-
Total $
(1)
$
2
Net change in unrecognized pension and post-retirement benefit costs

Actuarial losses (gains)
Other income, net $

24
$

15

Past service costs (gains)
Other income, net
-
(1)

Amounts reclassified into obligations
Pension and post-retirement benefits

102
(16)
Total

before tax

126
(2)
Income tax (expense) recovery
(2)
1
Total

net of tax
$

124
$
(1)
Total reclassifications out of AOCI, net of tax, for the period $

123
$
1
14.

INVENTORY
As at December 31 December 31
millions of Canadian dollars

2021 2020
Fuel

$

255
$

199
Materials

283

254
$

538
$

453

15.

DERIVATIVE

INSTRUMENTS
Derivative assets and liabilities relating to the foregoing categories consisted of the following:
Derivative Assets Derivative Liabilities
As at December 31 December 31 December 31 December 31
millions of Canadian dollars 2021 2020 2021 2020
Cash flow hedges
Interest rate hedge $
-
$
1
$
-
$
-
Regulatory deferral

Commodity swaps and forwards

Coal purchases

22
1
1
6

Power purchases

83

10
8

34

Natural gas purchases and sales

20
4
7
2

Heavy fuel oil purchases

21
1
-
5
Foreign exchange forwards
7
-
8

17
Physical natural gas purchases and sales

88
-
-
-

241

16

24

64
HFT derivatives
Power swaps and physical contracts

33

13

32

13
Natural gas swaps, futures, forwards, physical
contracts

208

139

818

346

241

152

850

359
Other derivatives
Equity derivatives

11
-
-
1
Foreign exchange forwards
-

15
-
-

11

15
-
1
Total

gross current derivatives

493

184

874

424
Impact of master netting agreements with intent to
settle net or simultaneously
(192)
(86)
(192)
(86)
Total derivatives $

301
$

98
$

682
$

338
Current $

195
$

73
$

533
$

251
Long-term

106

25

149

87
Total derivatives $

301
$

98
$

682
$

338
Derivative assets and liabilities are classified as current

or long-term based upon the maturities of the
underlying contracts.
Details of master netting agreements, shown net on the Consolidated

Balance Sheets, are summarized in
the following table:
Derivative Assets Derivative Liabilities
As at December 31 December 31 December 31 December 31
millions of Canadian dollars 2021 2020 2021 2020
Regulatory deferral $
4
$
2
$
4
$
2
HFT derivatives

188

84

188

84
Total

impact of master netting agreements with
intent to settle net or simultaneously
$

192
$

86
$

192
$

86
Cash Flow Hedges
On May 26, 2021 the treasury lock was settled for a gain

of $
18

million USD that will be amortized
through interest expense over
10 years
. As of December 31, 2021, there were
no

outstanding cash flow
hedges.

The amounts related to cash flow hedges recorded in income

and AOCI consisted of the following:

For the Year ended December 31
millions of Canadian dollars 2021 2020
Interest Foreign
rate hedge exchange forwards
Realized loss in operating revenue – regulated $
-
$
(2)
Realized gain in interest expense, net
1
-
Total

gains (losses) in net income
$
1
$
(2)
As at December 31
millions of Canadian dollars 2021 2020
Interest Interest
rate hedge rate hedge
Total

unrealized gain in AOCI – effective portion, net of tax
$

18
$
1
The Company expects $
2

million of unrealized gains currently in AOCI to be reclassified into net income
within the next 12 months.
Regulatory Deferral
The Company has recorded the following changes in realized

and unrealized gains (losses) with respect
to derivatives receiving regulatory deferral:
For the Year ended December 31
millions of Canadian dollars 2021
Natural gas
Commodity
swaps and
forwards
Foreign
exchange
forwards
Unrealized gain (loss) in regulatory assets $
-
$
(7)
$
9
Unrealized gain (loss) in regulatory liabilities

88

218
(3)
Realized (gain) in regulatory liabilities
-
(3)
-
Realized (gain) loss in inventory
(1)
-
(8)
5
Realized (gain) loss in regulated fuel for generation and purchased power
(2)
-
(39)
5
Total

change derivative instruments
$

88
$

161
$

16
(1) Realized (gains) losses will be recognized in

fuel for generation and purchased power when

the hedged item is consumed.
(2) Realized (gains) losses on derivative instruments

settled and consumed in the period and hedging relationships that have been
terminated or the hedged transaction is no longer

probable.
For the Year ended December 31
millions of Canadian dollars 2020
Natural gas
Commodity
swaps and
forwards
Foreign
exchange
forwards
Unrealized gain (loss) in regulatory assets $
-
$
(36)
$
(11)
Unrealized gain (loss) in regulatory liabilities
-
3
3
Realized gain (loss) in regulatory assets
-
2
-
Realized (gain) loss in regulatory liabilities
-

14
-
Realized (gain) loss in inventory
(1)
-
8
(2)
Realized (gain) loss in regulated fuel for generation and purchased power
(2)
-

24
(3)
Total

change derivative instruments
$
-
$

15
$
(13)
(1) Realized (gains) losses will be recognized in

fuel for generation and purchased power when

the hedged item is consumed.
(2) Realized (gains) losses on derivative instruments

settled and consumed in the period and hedging relationships that have been
terminated or the hedged transaction is no longer

probable.
Commodity Swaps and Forwards

As at December 31, 2021, the Company had the following

notional volumes of commodity swaps and
forward contracts designated for regulatory deferral that are expected to settle as outlined below:
2022 2023-2024
millions

Purchases Purchases
Natural Gas (Mmbtu)

17

22
Power (MWh)
1
2
Foreign Exchange Swaps and Forwards
As at December 31, 2021, the Company had the following

notional volumes of foreign exchange swaps
and forward contracts designated for regulated deferral that are expected to settle as outlined below:
2022 2023-2024
Foreign exchange contracts (millions of US dollars) $

170
$

150
Weighted average rate

1.3047

1.2413
% of USD requirements
65%
29%
The Company reassesses foreign exchange forecasted periodically and will enter into additional hedges
or unwind existing hedges, as required.
Held-for-Trading Derivatives
In the ordinary course of its business, Emera enters into

physical contracts for the purchase and sale of
natural gas, as well as power and natural gas swaps,

forwards and futures, to economically hedge those
physical contracts. These derivatives are all considered

HFT.

The Company has recognized the following realized and

unrealized gains (losses) with respect to HFT
derivatives:
For the

Year ended December 31
millions of Canadian dollars 2021 2020
Power swaps and physical contracts in non-regulated operating revenues $
4
$
(1)
Natural gas swaps, forwards, futures and physical contracts in non-regulated operating revenues
(142)

205
Power swaps, forwards, futures and physical contracts in non-regulated fuel for generation and purchased power
-
(4)
$
(138)
$

200
As at December 31, 2021, the Company had the following

notional volumes of outstanding HFT
derivatives that are expected to settle as outlined below:
millions

2022 2023 2024 2025 2026
Natural gas purchases (Mmbtu)

308

91

56

26

26
Natural gas sales (Mmbtu)

335

103

30
2
2
Power purchases (MWh)
1
-
-
-
-
Power sales (MWh)
2
-
-
-
-
Other Derivatives
As at December 31, 2021, the Company had equity derivatives

in place to manage the cash flow risk
associated with forecasted future cash settlements of deferred compensation obligations and foreign
exchange forwards in place to manage cash flow risk

associated with forecasted USD cash inflows.
The
equity derivative hedges the return on
2.8

million shares and extends until December of 2022. The

foreign
exchange forwards have a combined notional amount

of $
52

million USD and expire throughout 2022 and
2023.

For the Year ended December 31
millions of Canadian dollars 2021 2020
Foreign Foreign
Exchange Equity Exchange Equity
Forwards Derivatives Forwards Derivatives
Unrealized gain (loss) in operating, maintenance and general $
-
$

11
$
-
$
(1)
Unrealized gain (loss) in other income (expense), net
(15)
-

15
-
Realized gain (loss) in operating, maintenance and general
-

15
-
(3)
Realized gain (loss) in other income (expense)

18
-
(2)
-
Total

gains (losses) in net income
$
3
$

26
$

13
$
(4)
Credit Risk
The Company is exposed to credit risk with respect to

amounts receivable from customers, energy
marketing collateral deposits and derivative assets. Credit risk is the potential loss from a counterparty’s
non-performance under an agreement. The Company manages

credit risk with policies and procedures
for counterparty analysis, exposure measurement, and

exposure monitoring and mitigation. Credit
assessments are conducted on all new customers and

counterparties, and deposits or collateral are
requested on any high risk accounts.

The Company assesses the potential for credit losses

on a regular basis and, where appropriate,
maintains provisions. With respect to counterparties, the Company has implemented procedures to
monitor the creditworthiness and credit exposure of counterparties and to consider default probability in
valuing the counterparty positions. The Company monitors

counterparties’ credit standing, including those
that are experiencing financial problems, have significant swings in default probability rates, have credit
rating changes by external rating agencies, or have changes

in ownership. Net liability positions are
adjusted based on the Company’s current default probability.

Net asset positions are adjusted based on
the counterparty’s current default probability.

The Company assesses credit risk internally for
counterparties that are not rated.
As at December 31, 2021, the maximum exposure the

Company has to credit risk is $
1.3

billion (2020 -
$
805

million), which includes accounts receivable net of collateral/deposits and assets related to
derivatives.

It is possible that volatility in commodity prices could cause the Company to have material credit risk
exposures with one or more counterparties. If such counterparties fail to perform their obligations under
one or more agreements, the Company could suffer

a material financial loss. The Company transacts with
counterparties as part of its risk management strategy for managing commodity price, foreign exchange
and interest rate risk. Counterparties that exceed established credit limits can provide a cash deposit or
letter of credit to the Company for the value in excess

of the credit limit where contractually required. The
total cash deposits/collateral on hand as at December

31, 2021 was $
341

million (2020 - $
251

million),
which mitigates the Company’s maximum credit

risk exposure. The Company uses the cash as payment
for the amount receivable or returns the deposit/collateral to the customer/counterparty where it is no
longer required by the Company.
The Company enters into commodity master arrangements

with its counterparties to manage certain
risks, including credit risk to these counterparties. The

Company generally enters into International Swaps
and Derivatives Association agreements (“ISDA”), North American

Energy Standards Board agreements
(“NAESB”) and, or Edison Electric Institute agreements.

The Company believes that entering into such
agreements offers protection by creating contractual rights

relating to creditworthiness, collateral, non-
performance and

default.
As at December 31, 2021, the Company had $
114

million (2020 - $
123

million) in financial assets,
considered to be past due, which have been outstanding for

an average
57

days. The fair value of these
financial assets is $
93

million (2020 - $
101

million), the difference of which is included in

the allowance for
credit losses. These assets primarily relate to accounts

receivable from electric and gas revenue.

Concentration Risk
The Company's concentrations of risk consisted of the

following:
As at December 31, 2021 December 31, 2020
millions of
Canadian
dollars
% of total
exposure
millions of
Canadian
dollars
% of total
exposure
Receivables, net
Regulated utilities
Residential $

384
24%
$

341
32%
Commercial

167
10%

143
14%
Industrial

54
3%

49
5%
Other

91
6%

96
9%

696
43%

629
60%
Trading group
Credit rating of A- or above

66
4%

54
5%
Credit rating of BBB- to BBB+

107
7%

41
4%
Not rated

132
8%

75
7%

305
19%

170
16%
Other accounts receivable

329
20%

159
15%

1,330
82%

958
91%
Derivative Instruments (current and long-term)
Credit rating of A- or above

155
9%

60
6%
Credit rating of BBB- to BBB+

22
1%

13
1%
Not rated

124
8%

25
2%

301
18%

98
9%
$

1,631
100%
$

1,056
100%
Cash Collateral
The Company’s cash collateral positions consisted

of the following:
As at December 31 December 31
millions of Canadian dollars 2021 2020
Cash collateral provided to others $

212
$

69
Cash collateral received from others $

100
$
6
Collateral is posted in the normal course of business based

on the Company’s creditworthiness, including
its senior unsecured credit rating as determined by certain

major credit rating agencies. Certain
derivatives contain financial assurance provisions that require collateral to be posted if a material adverse
credit-related event occurs. If a material adverse event resulted in the senior unsecured debt falling below
investment grade, the counterparties to such derivatives

could request ongoing full collateralization.
As at December 31, 2021, the total fair value of derivatives in a liability position was $
682

million
(December 31, 2020
–

$
338

million). If the credit ratings of the Company were reduced

below investment
grade, the full value of the net liability position could be required to be posted as collateral for these
derivatives.

16.

FAIR VALUE

MEASUREMENTS
The Company is required to determine the fair value of

all derivatives except those which qualify for the
NPNS exemption (see note 1) and uses a market approach

to do so. The three levels of the fair value
hierarchy are defined as follows:
Level 1 - Where possible, the Company bases the fair

valuation of its financial assets and liabilities on
quoted prices in active markets (“quoted prices”) for identical assets and liabilities.
Level 2 - Where quoted prices for identical assets and liabilities are not available, the valuation of certain
contracts must be based on quoted prices for similar assets

and liabilities with an adjustment related to
location differences. Also, certain derivatives are valued

using quotes from over-the-counter clearing
houses.

Level 3 - Where the information required for a Level 1

or Level 2 valuation is not available, derivatives
must be valued using unobservable or internally-developed

inputs. The primary reasons for a Level 3
classification are as follows:
●

While valuations were based on quoted prices, significant assumptions were necessary to reflect
seasonal or monthly shaping and locational basis differentials.
●

The term of certain transactions extends beyond the period when quoted prices are available, and
accordingly, assumptions

were made to extrapolate prices from the last quoted

period through the
end of the transaction term.
●

The valuations of certain transactions were based on internal models, although quoted prices were
utilized in the valuations.
Derivative assets and liabilities are classified in their entirety based on the lowest level of input that is
significant to the fair value measurement.
The following tables set out the classification of the methodology used by the Company to fair value its
derivatives:

As at December 31, 2021
millions of Canadian dollars Level 1 Level 2 Level 3 Total
Assets
Regulatory deferral
Commodity swaps and forwards

Coal purchases
$
-
$

22
$
-
$

22

Power purchases

83
-
-

83

Natural gas purchases and sales

15
1
-

16

Heavy fuel oil purchases
3

18
-

21
Foreign exchange forwards
-
7
-
7
Physical natural gas purchases and sales
-
-

88

88

101

48

88

237
HFT derivatives
Power swaps and physical contracts
4
5
4

13
Natural gas swaps, futures, forwards, physical
contracts and related transportation
(1)

29

12

40
3

34

16

53
Other derivatives
Equity derivatives

11
-
-

11
Total assets

115

82

104

301
Liabilities
Regulatory deferral
Commodity swaps and forwards

Power purchases
7
-
-
7

Natural gas purchases and sales
-
5
-
5
Foreign exchange forwards
-
8
-
8
7

13
-

20
HFT derivatives
Power swaps and physical contracts
4
5
3

12
Natural gas swaps, futures, forwards and physical
contracts

13

122

515

650

17

127

518

662
Total liabilities

24

140

518

682
Net assets (liabilities)

$

91
$
(58)
$
(414)
$
(381)

As at December 31, 2020
millions of Canadian dollars Level 1 Level 2 Level 3 Total
Assets
Cash flow hedges
Interest rate hedge $
1
$
-
$
-
$
1
1
-
-
1
Regulatory deferral
Commodity swaps and forwards

Power purchases
9
-
-
9

Natural gas purchases and sales
2
1
-
3

Heavy fuel oil purchases
-
2
-
2

11
3
-

14
HFT derivatives
Power swaps and physical contracts
3
2
2
7
Natural gas swaps, futures, forwards, physical
contracts and related transportation
1

48

12

61
4

50

14

68
Other derivatives
Foreign exchange forwards
-

15
-

15
-

15
-

15
Total assets

16

68

14

98
Liabilities
Regulatory deferral
Commodity swaps and forwards

Coal purchases
-
4
-
4

Power purchases

33
-
-

33

Heavy fuel oil purchases
3
3
-
6

Natural gas purchases and sales
-
2
-
2
Foreign exchange forwards
-

17
-

17

36

26
-

62
HFT derivatives
Power swaps and physical contracts
4
2
1
7
Natural gas swaps, futures, forwards and physical
contracts
1

10

257

268
5

12

258

275
Other derivatives
Equity derivatives
1
-
-
1
1
-
-
1
Total liabilities

42

38

258

338
Net assets (liabilities) $
(26)
$

30
$
(244)
$
(240)
The change in the fair value of the Level 3 financial assets for the year ended December 31, 2021 was as
follows:
Regulatory Deferral HFT Derivatives
millions of Canadian dollars
Physical natural
gas purchases and
sales Power
Natural
gas Total
Balance, January 1, 2021 $
-
$
2
$

12
$

14
Unrealized gains included in regulatory assets or
liabilities

88
-
-

88
Total

realized and unrealized gains included in
non-regulated operating revenues

-
2
-
2
Balance, December 31, 2021 $

88
$
4
$

$

104

The change in the fair value of the Level 3 financial liabilities for the year ended December 31, 2021 was
as follows:

HFT Derivatives
millions of Canadian dollars Power
Natural
gas Total
Balance, January 1, 2021 $
1
$

257
$

258
Total

realized and unrealized losses included in non-regulated
operating revenues
2

258

260
Balance, December 31, 2021

$
3
$

515
$

518
Significant unobservable inputs used in the fair value

measurement of Emera’s natural gas and power
derivatives include third-party sourced pricing for instruments based on illiquid markets; internally
developed correlation factors and basis differentials;

own credit risk; and discount rates. Internally
developed correlations and basis differentials

are reviewed on a quarterly basis based on statistical
analysis of the spot markets in the various illiquid term markets.

Discount rates may include a risk
premium for those long-term forward contracts with illiquid future price points to incorporate the inherent
uncertainty of these points. Any risk premiums for long-term contracts are evaluated by observing similar
industry practices and in discussion with industry peers.

Significant increases (decreases) in any of these
inputs in isolation would result in a significantly lower (higher)

fair value measurement.
The following table outlines quantitative information about the significant unobservable inputs used in the
fair value measurements categorized within Level 3 of the fair value hierarchy:

As at

December 31, 2021
millions of Canadian dollars Fair
Value
Valuation
Technique
Unobservable Input Range
Weighted
average
(1)
Assets
Regulatory deferral – Physical

$

88
Modelled pricing Third-party pricing $
4.51

- $
26.09
$
9.74
natural gas purchases and sales Probability of default
2.52
% -
4.4
0%
3.31
%
Discount rate
0.01
% -
1.6
0%
0.48
%
HFT derivatives – Power swaps
4
Modelled pricing Third-party pricing $
37.05

- $
213.00
$
93.60
and physical contracts Probability of default
0.01
% -
2.52
%
0.45
%
Discount rate
0.00
% -
1.86
%
0.19
%
HFT derivatives

–

20
Modelled pricing Third-party pricing $
2.18

- $
20.42
$
3.75
Natural gas swaps, futures,

Probability of default
0.01
% -
7.38
%
0.13
%
forwards and physical contracts

Discount rate
0.00
% -
11.98
%
0.37
%
(8)
Modelled pricing Third-party pricing $
2.83

- $
20.86
$
10.85
Basis adjustment $
0.00
-$
0.44
$
0.42
Probability of default
0.01
% -
4.17
%
0.46
%
Discount rate
0.00
% -
1.73
%
0.21
%
Total assets $

104
Liabilities
HFT derivatives

–
$
1
Modelled pricing Third-party pricing $
37.8
0 - $
145.8
0 $
111.15
Power swaps and Own credit risk
0.01
% -
1.48
%
0.12
%
physical contracts Discount rate
0.01
% -
1.86
%
0.31
%
2
Modelled pricing Third-party pricing $
37.46

- $
126.75
$
95.02
Correlation factor 100% - 100% 100%
Own credit risk
0.01
% -
11.16
%
0.07
%
Discount rate
0.01
% -
1.86
%
0.21
%
HFT derivatives

–

458
Modelled pricing Third-party pricing $
1.9
0 - $
20.42
$
9.12
Natural gas swaps, futures,

Own credit risk
0.01
% -
7.38
%
0.08
%
forwards and physical contracts Discount rate
0.00
% -
14.59
%
1.54
%

57
Modelled pricing Third-party pricing $
2.83

- $
21.53
$
12.03
Basis adjustment $
0.00

- $
1.11
$
0.28
Own credit risk
0.01
% -
0.49
%
0.02
%
Discount rate
0.00
% -
1.73
%
0.13
%
Total liabilities $

518
Net liabilities $
(414)
(1) Unobservable inputs were weighted by the relative fair value of the instruments

As at

December 31, 2020
millions of Canadian dollars
Fair
Value
Valuation
Technique Unobservable Input Range
Weighted
average
(1)
Assets
HFT derivatives

–
$
1
Modelled pricing Third-party pricing
$20.50 - $62.45

$
31.14
Power swaps and Probability of default
0.02
% -
9.74
%

2.52
%
physical contracts

Discount rate
0.01
% -
0.73
%

0.25
%
1
Modelled pricing Third-party pricing
$25.70 - $36.05

$
29.53
Probability of default
0.36
% -
0.85
%

0.6
0%
Discount rate
0.06
% -
0.41
%

0.28
%
Correlation factor
100
% -
100
%

100
%
HFT derivatives

–

18
Modelled pricing Third-party pricing
$1.66 - $6.22

$
2.52
Natural gas swaps, futures, Probability of default
0.02
% -
2.52
%

0.4
0%
forwards, and physical contracts Discount rate
0.00
% -
10.36
%

0.75
%
(6)
Modelled pricing Third-party pricing
$1.82 - $6.44

$
4.66
Basis adjustment
$0.00 - $1.33 $
0.44
Probability of default
0.02
% -
12.58
%

1.95
%
Discount rate
0.00
% -
0.67
%

0.13
%
Total assets $

14
Liabilities
HFT derivatives

–
1
Modelled pricing Third-party pricing
$
1.13

- $
62.45

$
36.90
Power swaps and physical
contracts
Own credit risk
0.02
% -
6.85
%

2.02
%
Discount rate
0.01
% -
0.73
%

0.34
%
1
Modelled pricing Third-party pricing
$
37.25

- $
62.45

$
55.00
Own credit risk
0.36
% -
1.28
%

0.83
%
Discount rate
0.01
% -
0.40
%

0.31
%
Correlation factor
100
% -
100
%

100%
HFT derivatives

–

226
Modelled pricing Third-party pricing
$
1.44

- $
6.57

$
3.68
Natural gas swaps, futures,

Own credit risk
0.02
% -
2.52
%

0.10
%
forwards and physical contracts Discount rate
0.00
% -
8.79
%

0.43
%

30
Modelled pricing Third-party pricing
$
1.54

- $
8.44

$
4.69
Basis adjustment
$
0.00

- $
1.33

$
0.87
Own credit risk
0.03
% -
12.58
%

0.10
%
Discount rate
0.00
% -
0.67
%

0.16
%
Total liabilities $

258
Net assets (liabilities)

$
(244)
'(1) Unobservable inputs were weighted by the relative fair value of the instruments
Long-term debt is a financial liability not measured at fair value on the Consolidated Balance Sheets. The
balance consisted of the following:
As at Carrying
millions of Canadian dollars Amount Fair Value Level 1 Level 2 Level 3 Total
December 31, 2021 $

14,658
$

16,775
$
-
$

16,308
$

467
$

16,775
December 31, 2020 $

13,721
$

16,487
$
-
$

16,020
$

467
$

16,487
The Company has designated $
1.2

billion USD denominated Hybrid Notes as a hedge of the

foreign
currency exposure of its ne
t investment

in USD denominated operations. The Company’s Hybrid Notes
are contingently convertible into preferred shares in the

event of bankruptcy or other related events. A
redemption option on or after June 15, 2026 is available

and at the control of the Company.

The Hybrid
Notes are classified as Level 2 financial assets. As at

December 31, 2021, the fair value of the Hybrid
Notes was $
1.7

billion (2020 – $
1.8

billion). An after-tax foreign currency gain of $
5

million was recorded
in OCI for the year ended December 31, 2021 (2020 –

$

million).

17.

RELATED PARTY

TRANSACTIONS
In the ordinary course of business, Emera provides energy

and other services and enters into
transactions with its subsidiaries, associates and other

related companies on terms similar to those
offered to non-related parties. Intercompany balances

and intercompany transactions have been
eliminated on consolidation, except for the net profit on

certain transactions between non-regulated and
regulated entities in accordance with accounting standards

for rate-regulated entities. All material
amounts are under normal interest and credit terms.

Significant transactions

between Emera and its associated companies are as follow

s:
●

Transactions between NSPI and NSPML

related to the Maritime Link assessment are reported

in the
Consolidated Statements of Income. NSPI’s expense

is reported in Regulated fuel for generation and
purchased power, totalling

$
149

million for the year ended December 31, 2021 (2020 - $
139

million).
NSPML is accounted for as an equity investment and therefore,

the corresponding earnings related to
this revenue are reflected in Income from equity investments.
●
Natural gas transportation capacity purchases from M&NP

are reported in the Consolidated
Statements of Income. Purchases from M&NP reported

net in Operating revenues, Non-regulated,
totalled $
19

million for the year ended December 31, 2021 (2020
- $
18

million).
There were no significant receivables or payables between

Emera and its associated companies reported
on Emera’s Consolidated Balance Sheets as at December

31, 2021 and at December 31, 2020.
18.

RECEIVABLES AND OTHER CURRENT ASSETS
Receivables and other current assets consisted of the

following:
As at December 31 December 31
millions of Canadian dollars

2021 2020
Customer accounts receivable – billed $

767
$

570
Customer accounts receivable – unbilled

318

286
Allowance for credit losses
(21)
(22)
Capitalized transportation capacity
(1)

316

200
Income tax receivable
8

11
Prepaid expenses

65

50
Other

280

138
$

1,733
$

1,233
(1) Capitalized transportation capacity represents the

value of transportation/storage received by EES

on asset management
agreements at the inception of the contracts. The

asset is amortized over the term of each

contract.
19.

LEASES
Lessee
The Company has operating leases for buildings, land, telecommunication services, and rail cars.
Emera’s leases have remaining lease terms of 1 year to 64 years, some of which include options to extend the leases for up to 64 years. These options are included as part of the lease term when it is considered reasonably certain that they will be exercised.

As at December 31 December 31
millions of Canadian dollars

Classification 2021 2020
Right-of-use asset Other long-term assets $
58
$

61
Lease liabilities

Current
Other current liabilities
3
3

Long-term
Other long-term liabilities
59

60
Total

lease liabilities
$
62
$

63
The Company has recorded lease expense of $
150

million for the year ended December 31, 2021 (2020
– $
160

million), of which $
142

million (2020 – $
149

million) relates to variable costs for power generation
facility finance leases, recorded in “Regulated fuel for

generation and purchased power” in the
Consolidated Statements of Income.

Future minimum lease payments under non-cancellable operating leases for each of the next five years
and in aggregate thereafter are as follows:
millions of Canadian dollars 2022 2023 2024 2025 2026 Thereafter Total
Minimum lease payments $
5
$
6
$
5
$
4
$
3
$

112
$

135
Less imputed interest
(73)
Total $

62
Additional information related to Emera's leases is as follows:
Year ended December
For the 2021 2020
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows for operating leases (millions of Canadian dollars)
$
7
$
7
Right-of-use assets obtained in exchange for lease obligations:

Operating leases (millions of Canadian dollars)
$
-
$
7
Weighted average remaining lease term (years)
44

43
Weighted average discount rate-

operating leases
3.98%
3.96%
Lessor
The Company’s net investment in direct finance and sales-type leases primarily relates to Brunswick
Pipeline, compressed natural gas (“CNG”) stations and heat pumps.
Direct finance and sales-type lease unearned income is recognized in income over the life of the lease
using a constant rate of interest equal to the internal

rate of return on the lease and is recorded as
“Operating revenues – regulated gas” and “Other income,

net” on the Consolidated Statements of
Income.
The Company manages its risk associated with the residual

value of the Brunswick Pipeline lease
through proper routine maintenance of the asset.
Customers have the option to purchase CNG station assets at any time after 2021 by paying a make-
whole payment at the date of the purchase based on a targeted internal rate of return or may take possession of the CNG station asset at the end of the lease term for no cost. Customers have the option to purchase heat pumps at the end of the lease term for a nominal fee.
Net investment in direct finance and sales-type leases

consist of the following:

As at December 31 December 31
millions of Canadian dollars

2021 2020
Total

minimum lease payment to be received
$

947
$

1,018
Less: amounts representing estimated executory costs
(165)
(179)
Minimum lease payments receivable $

782
$

839
Estimated residual value of leased property (unguaranteed)

183

183
Less: unearned finance lease income
(443)
(487)
Net investment in direct finance and sales-type leases $

522
$
535
Principal due within one year (included in "Receivables and other current assets")

19

18
Net investment in sales-type leases - long-term (included in "Other long-term assets")

41
42
Net Investment in direct finance leases - long-term $
462
$
475
As at December 31, 2021, future minimum lease payments

to be received for each of the next five years
and in aggregate thereafter are as follows:
millions of Canadian dollars 2022 2023 2024 2025 2026 Thereafter Total
Minimum lease payments to be
received
$

78
$

77
$

79
$

80
$

78
$

555
$

947
Less: executory costs
(165)
Total $

782
20.

PROPERTY,

PLANT AND EQUIPMENT
Property, plant and

equipment consisted of the following regulated and non-regulated assets:

As at December 31 December 31
millions of Canadian dollars

Estimated useful life 2021 2020
Generation
3

to
131
$

11,173
$

11,474
Transmission
11

to
80

2,532

2,414
Distribution
4

to
80

6,305

5,997
Gas transmission and distribution
7

to
85

4,385

3,879
General plant and other

(1)
2

to
60

2,473

2,127
Total

cost

26,868

25,891
Less: Accumulated depreciation
(1)
(8,739)
(8,714)

18,129

17,177
Construction work in progress
(1)

2,224

2,358
Net book value $

20,353
$

19,535
(1) SeaCoast owns a
50
% undivided ownership interest in a jointly

owned
26
-mile pipeline lateral located in Florida, which went

into
service in 2020. At December 31, 2021, SeaCoast’s

share of plant in service was $
27

million (2020 - $
34

million), and accumulated
depreciation of $
1

million (2020 - nil). SeaCoast’s undivided ownership

interest is financed with its funds and all operations

are
accounted for as if such participating interest were

a wholly owned facility. SeaCoast’s share of direct expenses of the jointly owned pipeline is included in OM&G in the Consolidated

Statements of Income.
21.

EMPLOYEE BENEFIT PLANS
Emera maintains a number of contributory defined-benefit and defined-contribution pension plans, which cover substantially all of its employees. In addition, the Company provides non-pension benefits for its retirees. These plans cover employees in Nova Scotia, New Brunswick, Newfoundland and Labrador,
Florida, New Mexico, Barbados, Dominica and Grand Bahama Island.

On March 24, 2020, Emera sold
Emera Maine, refer to note 4 for further detail.
Emera’s net periodic benefit cost included the following:
Benefit Obligation and Plan Assets
The changes in benefit obligation and plan assets, and the funded status for all plans were as follows:

For the

Year ended December 31
millions of Canadian dollars 2021 2020
Change in Projected Benefit Obligation
("PBO") and Accumulated Post-
retirement Benefit Obligation ("APBO")
Defined benefit
pension plans
Non-pension
benefit plans
Defined benefit
pension plans
Non-pension
benefit plans
Balance, January 1 $

2,759
$

339
$

2,822
$

353
Service cost

43
5

46
5
Plan participant contributions
6
4
7
5
Interest cost

67
8

84

10
Benefits paid

(160)
(27)
(135)
(27)
Actuarial gains (losses)
(89)
(10)

189

52
Settlements and curtailments
-
-
(229)
(52)
Foreign currency translation adjustment
(2)
(1)
(25)
(7)
Balance, December 31

2,624

318

2,759

339
Change in plan assets
Balance, January 1

2,605

52

2,593

56
Employer contributions

42

21

41

21
Plan participant contributions

6
4
7
5
Benefits paid
(160)
(27)
(135)
(27)
Actual return on assets, net of expenses

214
2

310
5
Settlements and curtailments
-
-
(191)
(7)
Foreign currency translation adjustment
(5)
(1)
(20)
(1)
Balance, December 31

2,702

51

2,605

52
Funded status, end of year

$

78
$
(267)
$
(154)
$
(287)
The actuarial gains recognized in the period are primarily

due to gains associated with changes in the
discount rate and demographic assumption changes. This was

partially offset by losses associated with
changes in inflation and compensation-related assumptions.
Plans with PBO/APBO in Excess of Plan Assets
The aggregate financial position for all pension plans

where the PBO or APBO (for post-retirement benefit
plans) exceeds the plan assets for the years ended December

31 is as follows:
millions of Canadian dollars 2021 2020
Defined benefit
pension plans
Non-pension
benefit plans
Defined benefit
pension plans
Non-pension
benefit plans
PBO/APBO $

140
$

290
$

2,736
$

308
Fair value of plan assets

35
-

2,568
-
Funded status $
(105)
$
(290)
$
(168)
$
(308)
Plans with Accumulated Benefit Obligation (“ABO”) in Excess of Plan Assets
The ABO for the defined benefit pension plans was $
2,507

million as at December 31, 2021 (2020 –
$
2,639

million). The aggregate financial position for those

plans with an ABO in excess of the plan assets
for the years ended December 31 is as follows:
millions of Canadian dollars 2021 2020
Defined benefit
pension plans
Defined benefit
pension plans
ABO $

133
$

1,519
Fair value of plan assets

35

1,419
Funded status $
(98)
$
(100)
Balance Sheet
The amounts recognized in the Consolidated Balance Sheets

consisted of the following:

As at December 31 December 31
millions of Canadian dollars 2021 2020
Defined benefit
pension plans
Non-pension
benefit plans
Defined benefit
pension plans
Non-pension
benefit plans
Other current liabilities $
(7)
$
(20)
$
(4)
$
(19)
Long-term liabilities
(100)
(270)
(163)
(290)
Other long-term assets

185

23

13

20
Amount included in deferred income tax
(8)
1
(4)
(1)
AOCI and regulatory assets, net of tax

230

90

443

107
Net amount recognized $

300
$
(176)
$

285
$
(183)
Amounts Recognized in AOCI and Regulatory Assets
Unamortized gains and losses and past service costs

arising on post-retirement benefits are recorded in
AOCI or regulatory assets. The following table summarizes

the change in AOCI and regulatory assets:
Regulatory assets
Actuarial
(gains) losses millions of Canadian dollars
Defined Benefit Pension Plans
Balance, January 1, 2021 $

279
$

160
Amortized in current period
(24)
(21)
Current year addition to AOCI or regulatory assets
(61)
(109)
Change in foreign exchange rate
(2)
-
Balance, December 31, 2021 $

192
$

30
Non-pension benefits plans
Balance, January 1, 2021 $

110
$
(4)
Amortized in current period
(2)
(3)
Current year addition to AOCI or regulatory assets
(16)
7
Change in foreign exchange rate
(1)
-
Balance, December 31, 2021 $

91
$
-
2021 2020
millions of Canadian dollars
Defined benefit
pension plans
Non-pension
benefit plans
Defined benefit
pension plans
Non-pension
benefit plans
Actuarial losses (gains) $

30
$
-
$

160
$
(4)
Regulatory assets

192

91

279

110
Total

AOCI and regulatory assets before
deferred income taxes

222

91

439

106
Amount included in deferred income tax
assets
8
(1)
4
1
Net amount in AOCI and regulatory assets $

230
$

90
$

443
$

107
Benefit Cost Components
Emera's net periodic benefit cost included the following:
As at Year ended December 31
millions of Canadian dollars 2021 2020
Defined benefit
pension plans
Non-pension
benefit plans
Defined benefit
pension plans
Non-pension
benefit plans
Service cost $

43
$
5
$

46
$
5
Interest cost

67
8

84

10
Expected return on plan assets
(132)
(1)
(141)
(1)
Current year amortization of:

Actuarial losses (gains)

21
3

15
-

Past service costs (gains)
-
-
(1)
-

Regulatory assets (liability)

24
2

25
-
Total $

23
$

17
$

$

14

The expected return on plan assets is determined based on

the market-related value of plan assets of
$
2,151

million as at January 1, 2021 (2020 – $
2,476

million), adjusted for interest on certain cash flows
during the year.
The market-related value of assets is based on a five-year smoothed asset value. Any investment gains (or losses) in excess of (or less than) the expected return on plan assets are recognized on a straight-line basis into the market-related value of assets over a five-year
period.
Pension Plan Asset Allocations
Emera’s investment policy includes discussion

regarding the investment philosophy,

the level of risk
which the Company is prepared to accept with respect

to the investment of the Pension Funds, and the
basis for measuring the performance of the assets. Central

to the policy is the target asset allocation by
major asset categories. The objective of the target asset allocation is to diversify risk and to achieve asset
returns that meet or exceed the plan’s actuarial

assumptions. The diversification of assets reduces the
inherent risk in financial markets by requiring that assets

be spread out amongst various asset classes.
Within each asset class, a further diversification is undertaken through the investment in a broad range of
investment and non-investment grade securities. Emera’s

target asset allocation is as follows:
Canadian Pension Plans
Asset Class
Target

Range at Market
Short-term securities
0%
to
5%
Fixed income
35%
to
50%
Equities:

Canadian
12%
to
22%

Non-Canadian
30%
to
55%
Non-Canadian Pension Plans
Asset Class
Target

Range at Market
Weighted average
Fixed income
30%
to
50%
Equities
50%
to
70%
Pension Plan assets are overseen by the respective Management

Pension Committees in the sponsoring
companies. All pension investments are in accordance with policies approved by the respective Board of
Directors of each sponsoring company.
The following tables set out the classification of the methodology used by the Company to fair value its
investments:

millions of Canadian dollars NAV Level 1 Level 2 Total Percentage
December 31, 2021
Cash and cash equivalents $
-
$
60
$
-
$
60
2
%
Net in-transits
-
(84)
-
(84)
(3)
%
Equity Securities:

Canadian equity
-
97
-
97
4
%

US equity

-
366
-
366
14
%

Other equity
-
215
-
215
8
%
Fixed income securities:

Government
-
-
132
132
5
%

Corporate
-
-
117
117
4
%

Other
-
8
3
11
-
%
Mutual funds
-
86
-
86
3
%
Other
-
1
(1)
-
-
%
Open-ended investments
measured at NAV

(1)
952
-
-
952
35
%
Common collective trusts
measured at NAV
(2)
750
-
-
750
28
%
Total

$
1,702
$
749
$
251
$
2,702
100
%
December 31, 2020
Cash and cash equivalents $
-
$

68
$
-
$

68
3
%
Net in-transits
-
(99)
-
(99)
(4)
%
Equity securities:

Canadian equity
-

154
-

154
6
%

US equity

-

380
-

380
15
%

Other equity
-

243
-

243
9
%
Fixed Income securities:

Government
-
-

119

119
5
%

Corporate
-
-

141

141
5
%

Other
-

10
3

13
-
%
Mutual funds
-

88
-

88
3
%
Other
-
(3)
(4)
(7)
-
%
Open-ended investments
measured at NAV

(1)

801
-
-

801
31
%
Common collective trusts
measured at NAV
(2)

704
-
-

704
27
%
Total

$

1,505
$

841
$

259
$

2,605
100
%
(1) NAV investments are open-ended registered and non-registered mutual funds,

collective investment trusts, or pooled funds.
NAV’s are calculated daily and the funds honor subscription and redemption activity regularly.
(2) The common collective trusts are private funds

valued at NAV.

The NAVs are calculated based on bid prices of the underlying securities. Since the prices are not published to external

sources, NAV is used as a practical expedient. Certain funds invest primarily in equity securities of domestic and

foreign issuers while others invest in long duration

U.S. investment grade fixed
income assets and seeks to increase return through

active management of interest rate and

credit risks. The funds honor
subscription and redemption activity regularly.
Refer to note 16 for more information on the fair value

hierarchy and inputs used to measure fair value.
Post-Retirement Benefit Plans
There are no assets set aside to pay for most of the Company’s post-retirement benefit plans. As is
common practice, post-retirement health benefits are paid

from general accounts as required. The
primary exceptions to this is the NMGC Retiree Medical

Plan, which is fully funded.
Investments in Emera
As at December 31, 2021 and 2020, the assets related

to the pension funds and post-retirement benefit
plans do not hold any material investments in Emera or

its subsidiaries securities. However,

as a
significant portion of assets for the benefit plan are held in pooled assets, there may be indirect
investments in these securities.

Cash Flows
The following table shows the expected cash flows for

defined benefit pension and other post-retirement
benefit plans:
millions of Canadian dollars
Defined benefit
pension plans
Non-pension
benefit plans
Expected employer contributions
2022 $

41
$

20
Expected benefit payments
2022

153

21
2023

162

22
2024

162

22
2025

165

22
2026

169

22
2027 – 2031

872

104
Assumptions
The following table shows the assumptions that have been

used in accounting for defined benefit
pension and other post-retirement benefit plans:
2021 2020
(weighted average assumptions)
Defined benefit
pension plans
Non-pension
benefit plans
Defined benefit
pension plans
Non-pension
benefit plans
Benefit obligation – December 31:
Discount rate - past service
3.05
%
2.81
%
2.49
%
2.48
%
Discount rate - future service
3.18
%
2.92
%
2.64
%
2.51
%
Rate of compensation increase
3.31
%
3.29
%
2.89
%
3.04
%
Health care trend

- initial (next year)
-
5.09
%
-
5.64
%

- ultimate

-
3.77
%
-
4.35
%

- year ultimate reached
2042
2038
Benefit cost for year ended December 31:
Discount rate - past service
2.49
%
2.48
%
3.17
%
3.28
%
Discount rate - future service
2.64
%
2.51
%
3.21
%
3.28
%
Expected long-term return on plan assets
5.86
%
-
%
6.29
%
3.25
%
Rate of compensation increase
2.89
%
3.04
%
3.34
%
3.70
%
Health care trend

- initial (current year)
-
5.64
%
-
5.91
%

- ultimate

-
4.35
%
-
4.37
%

- year ultimate reached
2038
2038
Actual assumptions used differ by plan.
The expected long-term rate of return on plan assets is based on historical and projected real rates of return for the plan’s current asset allocation, and assumed inflation. A real rate of return is determined for each asset class. Based on the asset allocation, an overall expected real rate of return for all assets is determined. The asset return assumption is equal to the overall real rate of return assumption added to the inflation assumption, adjusted for assumed expenses to be paid from the plan.
The discount rate is based on high-quality long-term corporate bonds, with maturities matching the
estimated cash flows from the pension plan.
Defined Contribution Plan
Emera also provides a defined contribution pension plan for certain employees. The Company’s
contribution for the year ended December 31, 2021 was

$
45

million (2020 – $

million).

22.

GOODWILL
The change in goodwill for the year ended December 31

is due to the following:
millions of Canadian dollars

2021 2020
Balance, January 1 $

5,720
$

5,835
Change in foreign exchange rate
(24)
(115)
Balance, December 31 $

5,696
$

5,720
Goodwill is subject to an annual assessment for impairment

at the reporting unit level. The goodwill on
Emera’s Consolidated Balance Sheets at December

31, 2021, primarily relates to TECO Energy and
GBPC. Emera’s reporting units with goodwill

are Tampa

Electric, PGS, NMGC, and GBPC.

In 2021, Emera performed a qualitative impairment assessment for Tampa

Electric, PGS and NMGC,
concluding that the fair value of the reporting units exceeded their respective carrying amounts, and as
such, no quantitative assessments were performed and no

impairment charges were recognized.
Goodwill on Emera’s Consolidated Balance Sheets

at December 31, 2021, included $
68

million (2020 –
$
68

million) related to GBPC. In 2021, the Company performed

a quantitative impairment assessment
using a discounted cash flow analysis. This assessment estimated that the fair value of the reporting unit
exceeded its carrying value, including goodwill, by approximately
12

per cent. Adverse changes in
assumptions used could result in a future impairment.
23.

SHORT-TERM DEBT
Emera’s short-term borrowings consist of commercial

paper issuances, advances on revolving and non-
revolving credit facilities and short-term notes. Short-term debt and the related weighted-average interest
rates as at December 31 consisted of the following:
millions of Canadian dollars

2021
Weighted
average
interest rate 2020
Weighted
average
interest rate
Tampa Electric Company ("TEC")
Advances on term, revolving and accounts receivable facilities $

945
0.58
% $

987
0.89
%
Emera
Non-revolving term facility

400
0.96
%

400
0.94
%
Bank indebtedness

6
-
%
-
-
%
TECO Finance

Advances on revolving credit and term facilities

355
1.20
%

205
1.46
%
NMGC
Advances on revolving credit facilities

25
1.20
%

21
1.22
%
GBPC
Advances on revolving credit facilities

10
5.25
%

11
5.25
%
NSPI
Bank indebtedness

1
-
%
1
-
%
Short-term debt $

1,742
$

1,625

The Company’s total short-term revolving and non-revolving

credit facilities, outstanding borrowings and
available capacity as at December 31 were as follows:

millions of Canadian dollars Maturity 2021 2020
Tampa

Electric Company - revolving credit facility
2026
$

1,014
$

1,019
TECO Energy/TECO Finance - revolving credit facility
2026

507

509
Emera - non-revolving term facility
2022

400

400
TEC - term loan
2022

634

382
TEC - accounts receivable revolving credit facility
-

191
NMGC - revolving credit facility
2026

158

159
GBPC - revolving credit facility
on demand

16

17
Total $

2,729
$

2,677
Less:
Advances under revolving credit and term facilities

1,735

1,624
Letters of credit issued within the credit facilities
4
4
Total

advances under available facilities

1,739

1,628
Available capacity under existing agreements $

990
$

1,049
The weighted average interest rate on outstanding short-term debt at December 31, 2021 was
0.83

per
cent (2020 –
1.01

per cent).

Recent Significant Financing Activity by Segment
Florida Electric Utility
On December 17, 2021, TEC entered into a $
500

million USD unsecured, non-revolving credit facility

with
a maturity date of
December 16, 2022
. The credit facility contains customary representations

and
warranties, events of default, financial and other covenants and bears interest based on either the
London Inter-Bank Offered Rate (“LIBOR”), prime

rate, or the federal funds rate, plus a margin.

On December 17, 2021, TEC amended and restated its

$
800

million USD revolving credit facility.

The
amendment extended the maturity date from
March 22, 2023

to
December 17, 2026
. There were no other
significant changes in commercial terms from the prior

agreement.
On May 25, 2021, TEC established a commercial paper

program. Amounts available under the
commercial paper program may be borrowed, repaid and reborrowed with the aggregate amount of the
notes outstanding at any time not to exceed $
800

million USD. The full amount of commercial

paper
issued is backed by TEC’s credit facility and results

in an equal amount of its credit facility being
considered drawn and unavailable.
As a result of the $
800

million USD senior notes issuance (refer to note 25),

on March 23, 2021, TEC
repaid its $
300

million USD non-revolving term loan. TEC also repaid its

$
150

million USD accounts
receivable collateralized borrowing facility and the agreement subsequently matured and terminated on
March 22, 2021.
Gas Utilities and Infrastructure
On December 17, 2021, NMGC amended and restated

its $
125

million USD revolving credit facility.

The
amendment extended the maturity date from
March 22, 2023

to
December 17, 2026
. There were no other
significant changes in commercial terms from the prior

agreement.
Other
On December 17, 2021, TECO Finance amended and

restated its $
400

million USD revolving credit
facility. The amendment

extended the maturity date from
March 22, 2023

to
December 17, 2026
. There
were no other significant changes in commercial terms

from the prior agreement.

On December 3, 2021, Emera extended the maturity date

of its $
400

million non-revolving term loan from
December 16, 2021

to
December 16, 2022
. There were no other significant changes in commercial

terms
from the prior agreement.
24.

OTHER CURRENT LIABILITIES
As at December 31 December 31
millions of Canadian dollars

2021 2020
Accrued charges $

157
$

141
Accrued interest on long-term debt

75

71
Pension and post-retirement liabilities (note 21)

27

23
Sales and other taxes payable
6
6
Income tax payable
6
1
Other

95

98
$

366
$

340

25.

LONG-TERM DEBT
Bonds, notes and debentures are at fixed interest rates

and are unsecured unless noted below.

Included
are certain bankers’ acceptances and commercial paper

where the Company has the intention and the
unencumbered ability to refinance the obligations for a period greater than one year.
Long-term debt as at December 31 consisted of the following:
Weighted average
interest rate
(1)
millions of Canadian dollars 2021 2020 Maturity 2021 2020
Emera

Bankers acceptances, LIBOR loans

Variable Variable
2026
$

378
$

263
Unsecured fixed rate notes
2.90%
2.90%
2023

500

500
Fixed to floating subordinated notes (USD)
(2)
6.75%
6.75%
2076

1,521

1,528
$

2,399
$

2,291
Emera Finance

Unsecured senior notes (USD)

3.65%
3.86%
2024 - 2046
$

3,487
$

3,501
TECO Finance
Tampa Electric
(3)
Fixed rate notes and bonds (USD)
4.15%
4.53%
2022 - 2051
$

3,683
$

3,268
PGS
Fixed rate notes and bonds (USD)
3.78%
4.58%
2022 - 2051
$

660
$

429
NMGC
Fixed rate notes and bonds (USD)
3.11%
4.30%
2026 - 2051
$

488
$

465
Non-revolving term facility, floating rate Variable
2022

101
$

589
$

465
NMGI
Fixed rate notes and bonds (USD)
3.64%
3.64%
2024
$

190
$

191
NSPI
Discount notes Variable Variable
2026
$

376
$

291
Medium term fixed rate notes
5.14%
5.14%
2025 - 2097

2,665

2,665
$

3,041
$

2,956
EBP
Senior secured credit facility Variable Variable
2025
$

249
$

249
ECI
Secured senior notes (USD)

Variable Variable
2026
$

84
$

106
Amortizing fixed rate notes (USD)
3.97%
3.92%
2022 - 2026

104
$

100
Non-revolving term facility, floating rate Variable Variable
2025

28
$

28
Non-revolving term facility, fixed rate
2.36%
2.60%
2025 - 2026

101
$

68
Secured fixed rate senior notes
(4)
4.43%
4.39%
2022 - 2035

161
$

174
$

478
$

476
Adjustments
Fair market value adjustment - TECO Energy acquisition
(5)
$
3
$
5
Debt issuance costs
(121)
(110)
Amount due within one year
(462)
(1,382)
$
(580)
$
(1,487)
Long-Term Debt $

14,196
$

12,339
(1) Weighted average interest rate of fixed rate long-term debt.
(2) In 2021, the company recognized $
102

million in interest expense (2020 - $
109

million) related to its fixed to floating
subordinated notes.
(3) A substantial part of Tampa Electric’s tangible assets are pledged as collateral to secure its first mortgage bonds. There are
currently no bonds outstanding under Tampa Electric’s first mortgage bond indenture.
(4) Notes are issued and payable in either USD,

BBD or East Caribbean Dollar (XCD).
(5) On acquisition of TECO Energy, Emera recorded a fair market value adjustment on the unregulated long-term debt acquired.
The fair market value adjustment is amortized over

the remaining term of the debt.

The Company’s total long-term revolving credit facilities,

outstanding borrowings and available capacity as
at December 31 were as follows:
millions of Canadian dollars Maturity 2021 2020
Emera – revolving credit facility
(1)
June 2026 $

900
$

900
NSPI - revolving credit facility
(1)
December 2026

600

600
ECI – revolving credit facilities 2022-2032

27

28
Total

1,527

1,528
Less:
Borrowings under credit facilities

770

569
Letters of credit issued inside credit facilities

124

31
Use of available facilities

894

600
Available capacity under existing agreements $

633
$

928
(1) Advances on the revolving credit facility can be

made by way of overdraft on accounts up

to $
50

million.
Debt Covenants
Emera and its subsidiaries have debt covenants associated

with their credit facilities. Covenants are
tested regularly and the Company is in compliance with

covenant requirements. Emera’s significant
covenants are listed below:
As at
Financial Covenant Requirement December 31, 2021
Emera
Syndicated credit facilities Debt to capital ratio Less than or equal to
0.70

to 1
0.57

: 1
Recent Significant Financing Activity by Segment
Florida Electric Utility
On May 15, 2021, TEC repaid its $
278

million USD,
5.4

per cent notes upon maturity.

The notes were
repaid using existing credit facilities.
On March 18, 2021, TEC completed an issuance of $
800

million USD senior notes. The issuance
included $
400

million USD senior notes that bear interest at a rate

of
2.40

per cent with a maturity date of
March 15, 2031

and $
400

million USD senior notes that bear interest at a rate of
3.45

per cent with a
maturity date of
March 15, 2051
.
Canadian Electric Utilities
On December 3, 2021, NSPI amended its operating credit

facility to extend the maturity from
October
2024

to
December 2026
. There were no other significant changes in commercial

terms from the prior
agreement.
Other Electric
On December 16, 2021, GBPC entered into a $
75

million USD
4.00

per cent term loan with a maturity
date of
December 31, 2026
. Proceeds from this loan were used to repay existing,

non-revolving term
loans totaling $
55

million USD and to fund operations.
Gas Utilities and Infrastructure
On July 16, 2021, Brunswick Pipeline extended the maturity date of its $
250

million credit facility from
May 17, 2023

to
June 30, 2025
. There were no other significant changes in commercial

terms from the
prior agreement.

On March 25, 2021, NMGC entered into a $

million USD unsecured, non-revolving credit facility

with a
maturity date of
September 23, 2022
. The credit facility contains customary representations

and
warranties, events of default, financial and other covenants and bears interest based on either the LIBOR,
prime rate, or the federal funds rate, plus a margin.
On February 5, 2021, NMGC completed an issuance of

$
220

million USD senior notes. The issuance
included $
70

million USD senior notes that bear interest at a rate

of
2.26

per cent with a maturity date of
February 5, 2031
, $
65

million USD senior notes that bear interest at a rate

of
2.51

per cent and with a
maturity date of
February 5, 2036
, and $
85

million USD senior notes that bear interest at a

rate of
3.34
per cent with a maturity date of
February 5, 2051
. Proceeds from this issuance were used to repay

a
$
200

million USD note due in 2021, which was classified as

long-term debt at December 31, 2020.
Other
On July 23, 2021, Emera extended the maturity date of

its $
900

million unsecured committed revolving
credit facility from
June 30, 2024

to
June 30, 2026
. There were no other significant changes in
commercial terms from the prior agreement.
On June 4, 2021 Emera US Finance LP completed an issuance

of $
750

million USD senior notes. The
issuance included $
450

million USD senior notes that bear interest at a rate of
2.64

per cent with a
maturity date of
June 15, 2031

and $
300

million USD senior notes that bear interest at a rate

of
0.83

per
cent with a maturity date of
June 15, 2024
. The USD senior notes are guaranteed by Emera

and Emera
US Holdings Inc., a wholly owned Emera subsidiary.

From the $
750

million USD senior notes issuance discussed above, on

June 15, 2021, Emera US
Finance LP repaid its previously outstanding $
750

million USD senior notes on maturity.

Long-Term Debt Maturities
As at December 31, long-term debt maturities, including capital lease obligations, for each of the next five
years and in aggregate thereafter are as follows:
millions of Canadian dollars 2022 2023 2024 2025 2026 Thereafter Total
Emera $
-
$

500
$
-
$
-
$

1,899
$
-
$

2,399
Emera US Finance LP
-
-

571
-

951

1,965

3,487
Tampa

Electric

285
-
-
-
-

3,398

3,683
PGS

32
-
-
-
-

628

660
NMGC

101
-
-
-

89

399

589
NMGI
-
-

190
-
-
-

190
NSPI
-
-
-

125

416

2,500

3,041
EBP
-
-
-

249
-
-

249
ECI

44

90

66

130

124

24

478
Total $

462
$

590
$

827
$

504
$

3,479
$

8,914
$

14,776
26.

ASSET RETIREMENT OBLIGATIONS
AROs mostly relate to reclamation of land at the thermal, hydro and combustion turbine sites; and the
disposal of polychlorinated biphenyls in transmission and

distribution equipment and a pipeline site.
Certain hydro, transmission and distribution assets may have additional

AROs that cannot be measured
as these assets are expected to be used for an indefinite

period and, as a result, a reasonable estimate of
the fair value of any related ARO cannot be made.

The change in ARO for the years ended December 31

is as follows:
millions of Canadian dollars 2021 2020
Balance, January 1 $

178
$

185
Additions
1

10
Liabilities settled
(1)
(13)
(25)
Accretion included in depreciation expense

10
9
Accretion deferred to regulatory asset (included in property, plant and equipment)
(2)
(3)
Other
1
1
Change in foreign exchange rate
(1)
1
Balance, December 31 $

174
$

178
(1) Tampa Electric produces ash and other by-products, collectively known as CCR's, at its Big Bend and Polk power stations. The
decreases in ARO in 2021 and 2020 are due

to the closure of CCR management facilities.
27.

COMMITMENTS AND CONTINGENCIES

A.
Commitments
As at December 31, 2021, contractual commitments (excluding

pensions and other post-retirement
obligations, long-term debt and asset retirement obligations) for each of the next five years and in
aggregate thereafter consisted of the following:
millions of Canadian dollars 2022 2023 2024 2025 2026 Thereafter Total
Transportation
(1)
$

563
$

437
$

372
$

323
$

297
$

2,627
$

4,619
Purchased power
(2)

231

227

244

242

235

1,967

3,146
Fuel, gas supply and storage

694

104

45

40

25
-

908
Capital Projects

359

93
3
1
1
-

457
Long-term service agreements
(3)

49

66

47

32

26

83

303
Equity investment commitments
(4)

240
-
-
-
-
-

240
Leases and other
(5)

15

14

14

12
4

116

175
Demand side management

44
1
1
-
-
-

46
$

2,195
$

942
$

726
$

650
$

588
$

4,793
$

9,894
(1)

Purchasing commitments for transportation of

fuel and transportation capacity on various pipelines. Includes a commitment of
$
142

million related to a gas transportation contract between

PGS and SeaCoast through 2040.
(2)

Annual requirement to purchase electricity

production from IPPs or other utilities over

varying contract lengths.
(3)

Maintenance of certain generating equipment,

services related to a generation facility and

wind operating agreements,
outsourced management of computer and communication

infrastructure and vegetation management.
(4)

Emera has a commitment to make equity

contributions to the LIL.

(5)

Includes operating lease agreements for buildings,

land, telecommunications services and rail cars, transmission rights and
investment commitments.
NSPI has a contractual obligation to pay NSPML for the

use of the Maritime Link over approximately
38
years

from its January 15, 2018 in-service date. As part of NSPI’s

2020 through 2022 fuel stability plan,
rates have been set to include $
164

million and $
162

million for 2021 and 2022, respectively.

The timing
and amounts payable to NSPML for the remainder of

the
38
-year commitment period are subject to
UARB approval. Any difference between the amounts

included in the NSPI fuel stability plan and those
approved by the UARB through the NSPML interim assessment

application will be addressed through the
FAM. On August 9, 2021,

NSPML filed a final capital cost application with the UARB

seeking approval to
recover capital costs associated with the Maritime Link

and approval of NSPML’s

2022 assessment.

In
December 2021, NSPML obtained an interim decision

from the UARB approving interim rates beginning
January 1, 2022, until receipt of the UARB’s

decision on the application. On February 9, 2022, the UARB
issued its decision relating to the Maritime Link Project,

approving NSPML’s

requested rate base of
approximately $
1.8

billion less costs that would not otherwise have been recoverable if incurred by NSPI.
For further information on the UARB decision, refer to

note
7 .
Once Muskrat Falls and LIL have achieved full power,

the commercial agreements between Emera and
Nalcor require true ups to finalize the respective investment obligations of the parties relating to the
Maritime Link and LIL.

Emera has committed to obtain certain transmission rights

for Nalcor, if requested,

to enable it to transmit
energy which is not otherwise used in Newfoundland and Labrador or Nova Scotia. Nalcor has the right to
transmit this energy from Nova Scotia to New England

energy markets effective August 15, 2021, the
date the NS Block commenced, and continuing for
50 years
. As transmission rights are contracted, the
obligations are included within “Leases and other” in the

above table.
B.
Legal Proceedings
TECO Guatemala Holdings (“TGH”)
Prior to Emera’s acquisition of TECO Energy in 2016,

TGH, a wholly owned subsidiary of TECO Energy,
divested of its indirect investment in the Guatemala electricity sector, but retained certain claims

against
the Republic of Guatemala (“Guatemala”). In 2013, TGH

asserted an arbitration claim against Guatemala
with the International Centre for the Settlement of Investment

Disputes (“ICSID”) under the Dominican
Republic Central America – United States Free Trade

Agreement. The arbitration concerned TGH’s
allegation that Guatemala unfairly set the distribution tariff for a local distribution company which harmed
TGH’s investment in that company.

A tribunal established by the ICSID ruled in favour of TGH

(the “First
Award”) and in November 2020, Guatemala made

a payment of approximately $
38

million USD in full and
final satisfaction of the First Award.

On September 23, 2016, TGH had filed a request for resubmission to arbitration seeking damages in
addition to those awarded in the First Award. On

May 13, 2020, an ICSID tribunal awarded TGH
additional damages and costs against Guatemala of more than

$
35

million USD plus interest (the
“Second Award”). TGH subsequently requested a reconsideration of the interest quantum awarded in
connection with this Second Award. On October

16, 2020, the tribunal granted TGH’s request

for
additional interest. The additional amount is approximately $
2

million USD. On February 12, 2021,
Guatemala filed an application for annulment of the Second

Award with ICSID. On March 31, 2021, ICSID
constituted an ad hoc Committee to oversee the annulment proceeding.

On May 17, 2021, the ad hoc
Committee issued (i) a decision continuing the stay of

enforcement of the Second Award until the
committee renders its decision on Guatemala’s

application for annulment and (ii) an order with dates for
briefings on the annulment and a hearing commencing July 27,

2022.

Guatemala filed its Memorial on
Annulment on August 25, 2021.

TGH’s Counter-Memorial on Annulment was filed

on December 8, 2021.

To

date, the total of the Second Award, with interest,

is approximately $
62

million USD. Results to date
do not reflect any benefit of the Second Award.
Superfund and Former Manufactured Gas Plant Sites
TEC, through its Tampa

Electric and PGS divisions, is a potentially responsible

party (“PRP”) for certain
superfund sites and, through its PGS division, for certain former manufactured gas plant sites. While the
joint and several liability associated with these sites presents the potential for significant response costs,
as at December 31, 2021, TEC has estimated its financial

liability to be $
18

million ($
14

million USD),
primarily at PGS. This estimate assumes that other involved

PRPs are credit-worthy entities. This amount
has been accrued and is primarily reflected in the long-term liability section under “Other long-term
liabilities” on the Consolidated Balance Sheets. The environmental remediation costs associated with
these sites are expected to be paid over many years.

The estimated amounts represent only the portion of the cleanup costs attributable to TEC. The estimates
to perform the work are based on TEC’s experience

with similar work, adjusted for site-specific conditions
and agreements with the respective governmental agencies.

The estimates are made in current dollars,
are not discounted and do not assume any insurance

recoveries.

In instances where other PRPs are involved, most of those

PRPs are believed to be currently credit-
worthy and are likely to continue to be credit-worthy for

the duration of the remediation work. However,

in
those instances that they are not, TEC could be liable for

more than TEC’s actual percentage of the
remediation costs. Other factors that could impact these

estimates include additional testing and
investigation which could expand the scope of the cleanup activities,

additional liability that might arise
from the cleanup activities themselves or changes in

laws or regulations that could require additional
remediation. Under current regulations, these costs are recoverable through customer rates established
in base rate proceedings.
Other Legal Proceedings
Emera and its subsidiaries may,

from time to time, be involved in other legal proceedings,

claims and
litigation that arise in the ordinary course of business

which the Company believes would not reasonably
be expected to have a material adverse effect on the

financial condition of the Company.
C.
Principal Financial Risks and Uncertainties
Emera believes the following principal financial risks could materially affect the Company in the normal
course of business. Risks associated with derivative instruments and fair value measurements are
discussed in note 15 and note 16.

Sound risk management is an essential discipline for running the business efficiently and pursuing the
Company’s strategy successfully.

Emera has a business-wide risk management process, monitored by
the Board of Directors, to ensure a consistent and coherent

approach to risk management. The Board of
Directors established a Risk and Sustainability Committee (‘RSC”)

in September 2021. The mandate of
the RSC is to assist the Board in carrying out its risk and

sustainability oversight responsibilities and
includes oversight of the Company’s Enterprise Risk

Management framework, including the identification,
assessment, monitoring and management

of enterprise risks.
Public Health Risk
An outbreak of infectious disease, a pandemic or a similar

public health threat, such as the COVID-19
pandemic, or a fear of any of the foregoing, could adversely impact the Company,

including causing
operating, supply chain and project development delays

and disruptions, labour shortages and shutdowns
(including as a result of government regulation and

prevention measures), which could have a negative
impact on the Company’s operations.
Any adverse changes in general economic and market conditions arising as a result of a public health
threat could negatively impact demand for electricity and natural gas, revenue, operating costs, timing
and extent of capital investments, results of financing

efforts, or credit risk and counterparty risk;

which
could result in a material adverse

effect on the Company’s business. The

Company maintains pandemic
and business contingency plans in each of its operations

to manage and help mitigate the impact of any
such public health threat.
Foreign Exchange Risk

The Company is exposed to foreign currency exchange rate changes.

Emera operates internationally,
with an increasing amount of the Company’s net income

earned outside of Canada. As such, Emera is
exposed to movements in exchange rates between the

Canadian dollar and, particularly,

the US dollar,
which could positively or adversely affect results.

Consistent with the Company’s risk management

policies, Emera manages currency risks through
matching US denominated debt to finance its US operations

and may use foreign currency derivative
instruments to hedge specific transactions and earnings

exposure. The Company may enter foreign
exchange forward and swap contracts to limit exposure on certain foreign currency transactions such as
fuel purchases, revenue streams and capital investment

s, and on net income earned outside of Canada.
The regulatory framework for the Company’s rate

-regulated subsidiaries permits the recovery of prudently
incurred costs, including foreign exchange.
The Company does not utilize derivative financial instruments for foreign currency trading or speculative
purposes or to hedge the value of its investments in foreign subsidiaries.

Exchange gains and losses on
net investments in foreign subsidiaries do not impact net income as they are reported in AOCI.
Liquidity and Capital Market Risk
Liquidity risk relates to Emera’s ability to ensure sufficient funds are available to meet its financial
obligations. Emera manages this risk by forecasting cash

requirements on a continuous basis to
determine whether sufficient funds are available.

Liquidity and capital needs could be financed through
internally generated cash flows, asset sales, short-term credit facilities, and ongoing access to capital
markets. The Company reasonably expects liquidity sources

to exceed capital needs.
Emera’s access to capital and cost of borrowing

is subject to several risk factors, including financial
market conditions, market disruptions, and ratings assigned

by credit rating agencies. Disruptions in
capital markets could prevent Emera from issuing new

securities or cause the Company to issue
securities with less than preferred terms and conditions.

Emera’s growth plan requires significant capital
investments in property,

plant and equipment and the risk associated with changes

in interest rates could
have an adverse effect on the cost of financing. The

Company’s future access to capital and cost

of
borrowing may be impacted by various market disruptions. The inability to access cost-effective capital
could have a material impact on Emera’s ability

to fund its growth plan.

Emera is subject to financial risk associated with changes

in its credit ratings. There are a number of
factors that rating agencies evaluate to determine credit

ratings, including the Company’s business

and
regulatory framework, the ability to recover costs and earn

returns, diversification, leverage, liquidity and
increased exposure to climate change-related impacts, including increased frequency and severity of
hurricanes and other severe weather events. A decrease

in a credit rating could result in higher interest
rates in future financings, increased borrowing costs under

certain existing credit facilities, limit access to
the commercial paper market or limit the availability of

adequate credit support for subsidiary operations.
For certain derivative instruments, if the credit ratings of the

Company were reduced below investment
grade, the full value of the net liability of these positions could be required to be posted as collateral.
Emera manages these risks by actively monitoring and managing key financial metrics with the objective
of sustaining investment grade credit ratings.
The Company has exposure to its own common share

price through the issuance of various forms of
stock-based compensation, which affect earnings

through revaluation of the outstanding units every
period. The Company uses equity derivatives to reduce

the earnings volatility derived from stock-based
compensation.
Interest Rate Risk
Emera utilizes a combination of fixed and floating rate debt financing for operations and capital
investments, resulting in an exposure to interest rate risk.

Emera seeks to manage interest rate risk
through a portfolio approach that includes the use of fixed

and floating rate debt with staggered
maturities. The Company will, from time to time, issue long-term debt or enter interest rate hedging
contracts to limit its exposure to fluctuations in floating

interest rate debt.

For Emera’s regulated subsidiaries, the cost of

debt is a component of rates and prudently incurred debt
costs are recovered from customers. Regulatory ROE

will generally follow the direction of interest rates,
such that regulatory ROE’s are likely to fall in

times of reducing interest rates and rise in times of
increasing interest rates, albeit not directly and generally with a lag period reflecting the regulatory
process. Rising interest rates may also negatively affect

the economic viability of project development
and acquisition initiatives.
Commodity Price Risk
The Company’s utility fuel supply is subject to

commodity price risk. In addition, Emera Energy is subject
to commodity price risk through its portfolio of commodity

contracts and arrangements.
The Company manages this risk through established

processes and practices to identify,

monitor, report
and mitigate these risks. The Company’s commercial

arrangements, including the combination of supply
and purchase agreements, asset management agreements,

pipeline transportation agreements and
financial hedging instruments are all used to manage and

mitigate this risk. In addition, its credit policies,
counterparty credit assessments, market and credit position

reporting, and other risk management and
reporting practices, are also used to manage and mitigate

this risk.
Regulated Utilities
A large portion of the Company’s utility fuel supply comes

from international suppliers and therefore may
be exposed to broader global conditions, which may include

impacts on delivery reliability and price,
despite contracted terms. The Company seeks to manage this

risk using financial hedging instruments
and physical contracts and through contractual protectio

n

with counterparties, where applicable.

The majority of Emera’s regulated electric and gas

utilities have adopted and implemented fuel
adjustment mechanisms and purchased gas adjusted

mechanisms respectively,

which has further helped
manage commodity price risk, as the regulatory framework

for the Company’s rate-regulated subsidiaries
permits the recovery of prudently incurred fuel and gas

costs.
Emera Energy Marketing and Trading
Emera Energy has employed further measures to manage

commodity risk. The majority of Emera
Energy’s portfolio of electricity and gas marketing

and trading contracts and, in particular,

its natural gas
asset management arrangements, are contracted on a

back-to-back basis, avoiding any material long or
short commodity positions. However,

the portfolio is subject to commodity price risk,

particularly with
respect to basis point differentials between relevant

markets, in the event of an operational issue or
counterparty default.
To

measure commodity price risk exposure, Emera Energy employs

a number of controls and processes,
including an estimated value-at-risk (“VaR”)

analysis of its exposures. The VaR

amount represents an
estimate of the potential change in fair value that could

occur from changes in Emera Energy’s portfolio

or
changes in market factors within a given confidence level, if an instrument or portfolio is held for a
specified time period. The VaR

calculation is used to quantify exposure to market

risk associated with
physical commodities, primarily natural gas and power

positions.
Income Tax Risk
The computation of the Company’s provision for

income taxes is impacted by changes in tax legislation

in
Canada, the United States and the Caribbean. Any such

changes could affect the Company’s

future
earnings, cash flows, and financial position. The value

of Emera’s existing deferred tax assets and
liabilities are determined by existing tax laws and could

be negatively impacted by changes in laws.
Emera monitors the status of existing tax laws to ensure

that changes impacting the Company are
appropriately reflected in the Company’s tax compliance

filings and financial results.

D.
Guarantees and Letters of Credit
Emera has guarantees and letters of credit on behalf of third parties outstanding. The following significant
guarantees and letters of credit are not included within

the Consolidated Balance Sheets as at December
31, 2021:
TECO Energy has issued a guarantee in connection with

SeaCoast’s performance of obligations

under a
gas transportation precedent agreement. The guarantee is for a maximum potential amount of $
45

million
USD if SeaCoast fails to pay or perform under the contract.

The guarantee expires five years after the
gas transportation precedent agreement termination date, which was terminated on January 1, 2022. In
the event that TECO Energy’s and Emera’s

long-term senior unsecured credit ratings are downgraded
below investment grade by Moody’s or S&P,

TECO Energy would be required to provide its counterparty
a letter of credit or cash deposit of $
27

million USD.
Emera Inc. has issued a guarantee of up to $
35

million USD
relating to outstanding notes of GBPC
. The
guarantee for the notes will
expire in May 2023
.
In 2021, NSPI issued guarantees in the amount of $
15

million USD on behalf of its subsidiary,

NS Power
Energy Marketing Incorporate (“NSPEMI”), to secure

obligations under purchase agreements with third-
party suppliers and $
85

million USD related to a
15
-year natural gas transportation commitment. NSPI
has $
118

million USD (2020 - $
18

million USD) of guarantees outstanding with terms

of varying lengths
and will be renewed as required.
The Company has standby letters of credit and surety

bonds in the amount of $
148

million USD
(December 31, 2020 - $
55

million USD) to third parties that have extended credit to Emera and its
subsidiaries. These letters of credit and surety bonds typically have a one-year term and are renewed
annually as required.
Emera Inc., on behalf of NSPI, has a standby letter of

credit to secure obligations under a supplementary
retirement plan. The expiry date of this letter of credit was extended to June 2022. The amount committed
as at December 31, 2021 was $
64

million (December 31, 2020 - $
63

million).
Collaborative Arrangements
For the years ended December 31, 2021 and 2020, the

Company has identified the following material
collaborative arrangements:
Through NSPI, the Company is a participant in three

wind energy projects in Nova Scotia. The
percentage ownership of the wind project assets is based on

the relative value of each party’s project
assets by the total project assets. NSPI has power

purchase arrangements to purchase the entire net
output of the projects and, therefore, NSPI’s portion

of the revenues are recorded net within regulated fuel
for generation and purchased power.

NSPI’s portion of operating expenses is recorded

in OM&G
expenses. In 2021, NSPI recognized $
18

million net expense (2020 - $
19

million) in “Regulated fuel for
generation and purchased power” and $
3

million (2020 - $
3

million) in OM&G.

28.

CUMULATIVE PREFERRED STOCK
Authorized:
Unlimited number of First Preferred shares, issuable in

series.
Unlimited number of Second Preferred shares, issuable in

series.
December 31, 2021 December 31, 2020
Annual Dividend Redemption Issued and
Net
Issued and
Net
Per Share Price per share Outstanding Proceeds Outstanding Proceeds
Series A $
0.5456
$
25.00
4,866,814
$

119
4,866,814
$

119
Series B
Floating
$
25.00
1,133,186
$

28
1,133,186
$

28
Series C $
1.1802
$
25.00
10,000,000
$

245
10,000,000
$

245
Series E $
1.1250
$
25.25
5,000,000
$

122
5,000,000
$

122
Series F $
1.0505
$
25.00
8,000,000
$

195
8,000,000
$

195
Series H $
1.2250
$
25.00
12,000,000
$

295
12,000,000
$

295
Series J $
1.0625
$
25.00
8,000,000
$

196
- $

-
Series L $
1.1500
$
25.00
9,000,000
$

222
- $

-
Total
58,000,000
$

1,422
41,000,000
$

1,004
First Preferred Shares, Series J
On April 6, 2021, Emera issued
8

million,
4.25

per cent Cumulative Minimum Rate Reset First Preferred
Shares, Series J

(“First Preferred Shares, Series J”) at $
25.00

per share for gross proceeds of $
200
million ($
196

million, net of after-tax issuance costs).
First Preferred Shares, Series L
On September 24, 2021, Emera issued
9

million,
4.60

per cent Cumulative Redeemable First Preferred
Shares, Series L

(“First Preferred Shares, Series L”) at $
25.00

per share for gross proceeds of $
225
million ($

million, net of after-tax issuance costs).

Characteristics of the First Preferred Shares:
First Preferred Shares
(1)(2)
Initial Yield
(%)
Current
Annual
Dividend

($)
Minimum

Reset
Dividend
Yield (%)
Earliest Redemption
and/or Conversion
Option Date
Redemption
Value

($)
Right to
Convert on
a one for
one basis
Fixed rate reset
(3)(4)

Series A
4.400
0.5456
1.84
August 15, 2025
25.00

Series B

Series C
4.100
1.1802
2.65
August 15, 2023
25.00

Series D

Series F
4.202
1.0505
2.63
February 15, 2025
25.00

Series G
Minimum rate reset
(3)(4)

Series B
2.393
Floating
1.84
August 15, 2025
25.00

Series A

Series H
4.900
1.2250
4.90
August 15, 2023
25.00

Series I

Series J
4.250
1.0625
4.25
May 15, 2026
25.00

Series K
Perpetual fixed rate

Series E

(5)
4.500
1.1250
25.25

Series L
(6)
4.600
1.1500
November 15, 2026
25.00

(1) Holders are entitled to receive fixed or floating

cumulative cash dividends when declared by the

Board of Directors of the
Corporation.
(2) On or after the specified redemption dates,

the Corporation has the option to redeem

for cash the outstanding First Preferred
Shares, in whole or in part, at the specified per

share redemption value plus all accrued and

unpaid dividends up to but excluding the
dates fixed for redemption.
(3) On the redemption and/or conversion option

date the reset annual dividend per share will be

determined by multiplying $
25.00

per
share by the annual fixed or floating dividend

rate, which for Series A, C, F and H is

the sum of the five-year Government of Canada
Bond Yield on the applicable reset date, plus the applicable reset dividend yield (Series H annual reset

rate must be a minimum of
4.90

per cent) and for Series B equals the Government

of Treasury Bill Rate on the applicable reset date, plus
1.84

per cent.
(4) On each conversion option date, the holders

have the option, subject to certain conditions,

to convert any or all of their Shares
into an equal number of Cumulative Redeemable

First Preferred Shares of a specified series.

The Company has the right to redeem

the outstanding Preferred Shares, Series D, Series

G and Series I shares without the consent

of the holder every five years thereafter
for cash, in whole or in part at a price of

$
25.00

per share plus all accrued and unpaid

dividends up to but excluding the date fixed for
redemption and $
25.50

per share plus all accrued and unpaid

dividends up to but excluding the date

fixed for redemption in the case
of redemptions on any other date after August 15,

2023, February 15, 2025 and August 15, 2023,

respectively. The reset dividend
yield for Series I equals the Government of Treasury Bill Rate on the applicable reset date, plus
2.54

per cent.
(5) First Preferred Shares, Series E are redeemable

at $
25.25

to August 15, 2022 and $
25.00

per share thereafter.
(6) First Preferred Shares, Series L are redeemable

at $
26.00

on or after November 15, 2026 to November

15, 2027, decreasing
$
0.25

each year until November 15, 2030 and $
25.00

per share thereafter.
First Preferred Shares are neither redeemable at the option of the shareholder nor have a mandatory redemption date. They are classified as equity and the associated dividends is deducted on the
Consolidated Statements of Income before arriving at “Net income attributable to common shareholders”
and is shown on the Consolidated Statement of Equity as a deduction from retained earnings.
The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to a preference over the Second Preferred Shares, the Common Shares, and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of the remaining property and assets or return of capital of the Company in the liquidation, dissolution or wind-up, whether voluntary or involuntary.
In the event the Company fails to pay, in aggregate, eight quarterly dividends on any series of the First
Preferred Shares, the holders of the First Preferred Shares, for only so long as the dividends remain in arrears, will be entitled to attend any meeting of shareholders of the Company at which directors are to be elected and to vote for the election of two directors out of the total number of directors elected at any such meeting.

29.

NON-CONTROLLING INTEREST IN SUBSIDIARIES
As at December 31 December 31
millions of Canadian dollars

2021 2020
Preferred shares of GBPC

$

14
$

14
Domlec

20

20
$

34
$

34
Preferred shares of GBPC:
Authorized:
10,000 non-voting cumulative redeemable variable perpetual

preferred shares.
2021 2020
Issued and outstanding:
number of
shares
millions of
dollars
number of
shares
millions of
dollars
Outstanding as at December 31
10,000
$

14
10,000
$

14
GBPC Non–Voting

Cumulative Variable

Perpetual Preferred Stock:
The preferred shares are redeemable by GBPC after June 17, 2021
, at $
1,000

Bahamian per share plus
accrued and unpaid dividends and are entitled to a
6.0

per cent per annum fixed cumulative preferential
dividend to be paid semi-annually.

The Preferred Shares rank behind GBPC’s current

and future secured and unsecured debt and ahead of
all of GBPC’s current and future common stock.

30. SUPPLEMENTARY

INFORMATION TO CONSOLIDATED

STATEMENTS

OF
CASH FLOWS
For the

Year ended December 31
millions of Canadian dollars 2021 2020
Changes in non-cash working capital:

Inventory
$
(84)
$
6

Receivables and other current assets

(364)

187

Accounts payable

289

55

Other current liabilities

7
(31)
Total

non-cash working capital

$
(152)
$

217
Supplemental disclosure of cash paid (received):
Interest $

603
$

679
Income taxes $

24
$
(148)
Supplemental disclosure of non-cash activities:
Common share dividends reinvested $

214
$

199
Reclassification of long-term debt from current to non-current
-

256
(Decrease) Increase in accrued capital expenditures $
(45)
$

17
31.

STOCK-BASED COMPENSATION
Employee Common Share Purchase Plan and Common Shareholders

Dividend
Reinvestment and Share Purchase Plan
Eligible employees may participate in Emera’s Employee Common Share Purchase Plan. As of
December 31, 2021, the plan allows employees to make cash contributions of a minimum of $25 to a maximum of $20,000 CAD or $15,000 USD per year for the purpose of purchasing common shares of
Emera. The Company also contributes 20 per cent of the employees’ contributions to the plan.

The plan allows the reinvestment of dividends for all participants except for where it is prohibited by law.
The maximum aggregate number of Emera common shares

reserved for issuance under this plan is
7
million common shares (2020 –
7

million common shares). As at December 31, 2021,

Emera is in
compliance with this requirement.
Compensation cost for shares issued by Emera for the year

ended December 31, 2021 under the
Employee Common Share Purchase Plan was $
3

million (2020 – $
2

million) and is included in OM&G on
the Consolidated Statements of Income.

The Company also has a Common Shareholders Dividend Reinvestment and Share Purchase Plan
(“Dividend Reinvestment Plan”) or (“DRIP”), which provides an opportunity for shareholders to reinvest dividends and purchase common shares. This plan provides for a discount of up to 5 per cent from the average market price of Emera’s common shares for common shares purchased in connection with the reinvestment of cash dividends. The discount was 2 per cent in 2021.
Stock-Based Compensation Plans
Stock Option Plan
The Company has a stock option plan that grants options to senior management of the Company for a maximum term of 10 years. The option price of the stock options is the closing market price of the stocks on the day before the option is granted. The maximum aggregate number of shares issuable under this plan is 14.7 million shares. As at December 31, 2021, Emera is in compliance with this requirement.
Stock options vest in 25 per cent increments on the first, second, third and fourth anniversaries of the date of the grant. If an option is not exercised within 10 years, it expires and the optionee loses all rights thereunder. The holder of the option has no rights as a shareholder until the option is exercised and shares have been issued. The total number of stocks to be optioned to any optionee shall not exceed five per cent of the issued and outstanding common stocks on the date the option is granted.
Unless a stock option has expired, vested options may

be exercised within the
27 months

following the
option holders date of retirement, six months following

a termination without

just cause or death, and
within
sixty days

following the date of termination for just cause or

resignation. If stock options are not
exercised within such time, they expire.
The Company uses the Black-Scholes valuation model to estimate the compensation expense related to its stock-based compensation and recognizes the expense over the vesting period on a straight-line basis.

The following table shows the weighted average fair values

per stock option along with the assumptions
incorporated into the valuation models for options granted, for the year-ended December 31:
2021 2020
Weighted average fair value per option $
3.63
$
3.58
Expected term
(1)
5

years
5

years
Risk-free interest rate
(2)

0.60
%

1.33
%
Expected dividend yield
(3)

5.00
%

4.09
%
Expected volatility
(4)

19.14
%

14.10
%
(1) The expected term of the option awards is

calculated based on historical exercise behaviour

and represents the period of time
that the options are expected to be outstanding.
(2) Based on the Bank of Canada five-year government

bond yields.
(3) Incorporates current dividend rates and historical

dividend increase patterns.
(4) Estimated using the five-year historical volatility.
The following table summarizes stock option information

for 2021:

Total

Options
Non-Vested Options
(1)
Number of
Options

Weighted
average exercise
price per share
Number of
Options
Weighted
average grant
date fair-value
Outstanding as at December 31, 2020
2,267,782
$
46.62
1,293,850
$
2.69
Granted

653,600
51.12
653,600
3.63
Exercised
(331,078)
40.97
N/A N/A
Vested N/A N/A
(494,975)
2.49
Options outstanding December 31, 2021
2,590,304
$
48.48
1,452,475
$
3.18
Options exercisable December 31, 2021
(2)(3)
1,137,829
$
44.86
(1) As at December 31, 2021, there was $
3

million of unrecognized compensation related to

stock options not yet vested which is
expected to be recognized over a weighted

average period of approximately
3

years (2020 - $
2

million,
3

years).
(2) As at December 31, 2021, the weighted

average remaining term of vested options was
6

years with an aggregate intrinsic value of
$
21

million (2020 - $
12

million,
6

years).
(3) As at December 31, 2021, the fair value of

options that vested in the year was $
1

million (2020 - $
2

million).
Compensation cost recognized for stock options for the year

ended December 31, 2021 was $
2

million
(2020 – $
1

million), which is included in OM&G on the Consolidated

Statements of Income.

As at December 31, 2021, cash received from option exercises was $
14

million (2020 – $
19

million). The
total intrinsic value of options exercised for the year ended

December 31, 2021 was $
6

million (2020 – $
6
million). The range of exercise prices for the options outstanding as at December 31, 2021 was $
32.35

to
$
60.03

(2020 – $
32.06

to $
60.03
).
Share Unit Plans
The Company has DSU, PSU and RSU plans. The plans and the liabilities are marked-to-market at the end of each period based on an average common share price at the end of the period.
Deferred Share Unit Plans

Under the Directors’ DSU plan, Directors of the Company may elect to receive all or any portion of their compensation in DSUs in lieu of cash compensation, subject to requirements to receive a minimum portion of their annual retainer in DSUs. Directors’ fees are paid on a quarterly basis and, at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one
Emera common share. When a dividend is paid on Emera’s common shares, the Director’s DSU account is credited with additional DSUs. DSUs cannot be redeemed for cash until the Director retires, resigns or otherwise leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption, pursuant to the plan. Following retirement or resignation from the Board, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of
DSUs in the participant’s account by Emera’s closing common share price on the date DSUs are redeemed.
Under the executive and senior management DSU plan, each participant may elect to defer all or a percentage of their annual incentive award in the form of DSUs with the understanding, for participants who are subject to executive share ownership guidelines, a minimum of 50 per cent of the value of their actual annual incentive award (25 per cent in the first year of the program) will be payable in DSUs until the applicable guidelines are met.

When incentive awards are determined, the amount elected is converted to DSUs, which have a value equal to the market price of an Emera common share. When a dividend is paid on Emera’s common shares, each participant’s DSU account is allocated additional DSUs equal in value to the dividends paid on an equivalent number of Emera common shares. Following termination of employment or retirement, and by December 15 of the calendar year after termination or retirement, the value of the DSUs credited to the participant’s account is calculated by multiplying the number of DSUs in the participant’s account by the average of Emera’s stock closing price for the fifty trading days prior to a given calculation date.
Payments are usually made in cash. At the sole discretion of the Management Resources and
Compensation Committee (“MRCC”), payments may be made in the form of actual shares.
In addition, special DSU awards may be made from time to time by the MRCC to selected executives and senior management to recognize singular achievements or by achieving certain corporate objectives.
A summary of the activity related to employee and director

DSUs for the year ended December 31, 2021
is presented in the following table:
Employee
DSU
Weighted
Average
Grant Date
Fair Value
Director
DSU
Weighted
Average
Grant Date
Fair Value
Outstanding as at December 31, 2020
661,998
$
37.17
591,124
$
41.69
Granted including DRIP
93,710
49.64
101,403
51.25
Exercised
(145,107)
36.61
(78,162)
37.57
Outstanding and exercisable as at December 31, 2021
610,601
$
39.22
614,365
$
43.80
Compensation cost recognized for employee and director

DSU’s for the year ended December 31, 2021
was $
9

million (2020 – $
2

million). Tax

benefits related to this compensation cost for share

units realized
for the year ended December 31, 2021 were $
3

million (2020 – $
1

million). The aggregate intrinsic value
of the outstanding shares for the year ended December

31, 2021 for employees was $
39

million (2020 -
$
36

million). The aggregate intrinsic value of the outstanding

shares for the year ended December 31,
2021 for directors was $
39

million (2020 - $
32

million). Cash payments made during the year ended
December 31, 2021 associated with the DSU plan was

$
11

million (2020 - $
11

million).
Performance Share Unit Plan

Under the PSU plan, certain executive and senior employees are eligible for long-term incentives payable through the PSU plan. PSUs are granted annually for
three
-year overlapping performance cycles,
resulting in a cash payment. PSUs are granted based on the average of Emera’s stock closing price for the fifty trading days prior to the effective grant date. Dividend equivalents are awarded and paid in the form of additional PSUs. The PSU value varies according to the Emera common share market price and corporate performance.
PSUs vest at the end of the
three
-year cycle and the payouts will be calculated and approved by the
MRCC early in the following year. The value of the payout considers actual service over the performance cycle and may be pro-rated in certain departure scenarios.
A summary of the activity related to employee PSUs for

the year ended December 31, 2021 is presented
in the following table:
Employee PSU
Weighted Average
Grant Date Fair Value Aggregate intrinsic value
Outstanding as at December 31, 2020
1,126,529
$
47.16
$
68
Granted including DRIP
323,610
52.83
Exercised
(464,290)
48.13
Forfeited
(33,914)
47.78
Outstanding as at December 31, 2021
951,935
$
48.60
$
66

Compensation cost recognized for the PSU plan for the

year ended December 31, 2021 was $
12

million
(2020 – $
27

million). Tax

benefits related to this compensation cost for share

units realized for the year
ended December 31, 2021 were $
3

million (2020 – $
7

million). Cash payments made during the year
ended December 31, 2021 associated with the PSU plan was

$
29

million (2020 – $
29

million).
Restricted Share Unit Plan

Under the RSU plan, certain executive and senior employees are eligible for long-term incentives payable through the RSU plan. RSUs are granted annually for
three
-year overlapping performance cycles,
resulting in a cash payment. RSUs are granted based on the average of Emera’s stock closing price for the fifty trading days prior to the effective grant date. Dividend equivalents are awarded and paid in the form of additional RSUs. The RSU value varies according to the Emera common share market price.
RSUs vest at the end of the
three
-year cycle and the payouts will be calculated and approved by the
MRCC early in the following year. The value of the payout considers actual service over the performance cycle and may be pro-rated in certain departure scenarios.
A summary of the activity related to employee RSUs for

the year ended December 31, 2021 is presented
in the following table:

Employee RSU
Weighted Average
Grant Date Fair Value Aggregate intrinsic value
Outstanding as at December 31, 2020
166,275
$
54.62
$
10
Granted including DRIP
184,498
54.66
Exercised
(232)
54.62
Forfeited
(6,589)
54.63
Outstanding as at December 31, 2021
343,952
$
54.64
$
24
Compensation cost recognized for the RSU plan for the

year ended December 31, 2021 was $
8

million
(2020 – $
4

million). Tax

benefits related to this compensation cost for share

units realized for the year
ended December 31, 2021 were $2 million (2020 – $
1

million). Cash payments made during the year
ended December 31, 2021 associated with the RSU plan was

nil (2020–
nil ).
32.

VARIABLE INTEREST ENTITIES
Emera holds a variable interest in NSPML, a VIE for which

it was determined that Emera is not the
primary beneficiary since it does not have the controlling

financial interest of NSPML. When the critical
milestones were achieved, Nalcor Energy was deemed the

primary beneficiary of the asset for financial
reporting purposes as it has

authority over the majority of the direct activities that

are expected to most
significantly impact the economic performance of the

Maritime Link. Thus, Emera began recording the
Maritime Link as an equity investment.

BLPC has established a Self-Insurance Fund (“SIF”), primarily for the purpose of building a fund to cover
risk against damage and consequential loss to certain

generating, transmission and distribution
systems. ECI holds a variable interest in the SIF for which

it was determined that ECI was the primary
beneficiary and, accordingly,

the SIF must be consolidated by ECI. In its determination that

ECI controls
the SIF,

management considered that, in substance, the activities

of the SIF are being conducted on
behalf of ECI’s subsidiary BLPC and BLPC, alone,

obtains the benefits from the SIF’s
operations. Additionally,

because ECI, through BLPC, has rights to all

the benefits of the SIF,

it is also
exposed to the risks related to the activities of the SIF.

Any withdrawal of SIF fund assets by the
Company would be subject to existing regulations. Emera’s

consolidated VIE in the SIF is recorded as
“Other long-term assets”, “Restricted cash” and “Regulatory liabilities”

on the Consolidated Balance
Sheets. Amounts included in restricted cash represent

the cash portion of funds required to be set aside
for the BLPC SIF.

The Company has identified certain long-term purchase power

agreements that meet the definition of
variable interests as the Company has to purchase all

or a majority of the electricity generation at a fixed
price. However, it was determined

that the Company was not the primary beneficiary

since it lacked the
power to direct the activities of the entity,

including the ability to operate the generating facilities

and make
management decisions.
The following table provides information about Emera’s

portion of material unconsolidated VIEs:
As at December 31, 2021 December 31, 2020
Maximum Maximum
millions of Canadian dollars
Total
assets
exposure to
loss
Total
assets

exposure to
loss
Unconsolidated VIEs in which Emera has variable interests
NSPML (equity accounted) $

533
$

11
$

547
$

16
33.

SUBSEQUENT EVENTS
These financial statements and notes reflect the Company’s

evaluation of events occurring subsequent to
the balance sheet date through February 14, 2022, the date

the financial statements were issued.